   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           APPLIEDTHEORY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7373                            16-1491253
   (STATE OR OTHER JURISDICTION            (PRIMARY STANDARD                   (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)      INDUSTRIAL CLASSIFICATION             IDENTIFICATION NO.)
                                              CODE NUMBER)

                         40 CUTTER MILL ROAD, SUITE 405
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-8422
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DAVID A. BUCKEL
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         40 CUTTER MILL ROAD, SUITE 405
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-8422
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             FRANK E. MORGAN II, ESQ.                           WILLIAM F. SCHWITTER, ESQ.
               DEWEY BALLANTINE LLP                        PAUL, HASTINGS, JANOFSKY & WALKER LLP
            1301 AVENUE OF THE AMERICAS                         399 PARK AVENUE, 31ST FLOOR
             NEW YORK, NEW YORK 10019                          NEW YORK, NEW YORK 10022-4697
                  (212) 259-8000                                      (212) 318-6000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
              TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM AGGREGATE
            SECURITIES TO BE REGISTERED                   OFFERING PRICE(1)(2)       AMOUNT OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock ($.01 par value)......................           $57,500,000                     $15,985
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock that the Underwriters have the option to purchase to cover any over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1999

PROSPECTUS

                                                 SHARES

                           APPLIEDTHEORY CORPORATION

                                  COMMON STOCK

                            ------------------------

This is an initial public offering of                shares of common stock of
AppliedTheory Corporation. We are selling all of the shares of common stock offered under this prospectus.

There is currently no public market for our shares. It is currently estimated
that the initial public offering price will be between $          and
$          per share. We intend to apply to have our common stock approved for listing on the Nasdaq National Market under the symbol "ATHY."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds, before expenses, to us............................   $           $

                            ------------------------

The underwriters may, under certain circumstances, purchase up to an additional shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on             , 1999.

                            ------------------------

BEAR, STEARNS & CO. INC.

                               CIBC WORLD MARKETS

                                                                 LEHMAN BROTHERS

              The date of this prospectus is                , 1999

           [INSIDE FRONT COVER -- GRAPHIC OF ARROW WITH NOTES. TEXT:]

                             [ENTERPRISE SOLUTIONS]

[APPLIEDTHEORY DELIVERS SOLUTIONS TO OUR CUSTOMERS THAT CREATE TRUE ENTERPRISE PORTALS LINKING INTERNAL SYSTEMS AND DATABASES, WEBSITE PRESENCE, AND INTERNET ACCESS.]

[VPNS & SECURITY]

     [- SECURE OUTSOURCED WANS FOR INTRANET AND EXTRANET APPLICATIONS]

     [- END TO END MANAGEMENT SERVICES]

     [- FIREWALL INSTALLATION, CONFIGURATION AND MANAGEMENT]

     [- NETWORK AND SECURITY CONSULTING]

[WEB HOSTING]

     [- HOSTING AND SUPPORT FOR MISSION CRITICAL APPLICATIONS]

     [- GUARANTEED BANDWIDTH AVAILABILITY]

     [- PERFORMANCE AND QUALITY OF SERVICE GUARANTEES]

     [- VIRTUALLY LINKED, DISTRIBUTED DATA CENTERS]

     [- FEATURING SECURITY, GEOGRAPHIC DIVERSITY, ENHANCED CONTENT CACHING,
        MIRRORING AND LOAD BALANCING]

[ENTERPRISE PORTAL DEVELOPMENT]

     [- LINKING EXISTING DATABASES AND LEGACY SYSTEMS WITH THE WEB]

     [- DEVELOPING NEW DATA DRIVEN APPLICATIONS]

     [- CREATING OPEN, UNIVERSAL INTERFACES TO BUSINESS-CRITICAL INFORMATION]

     [- DELIVERING APPLICATIONS THAT ARE INTEROPERABLE, SCALABLE, SUPPORT
        E-COMMERCE]

     [- STANDARDS-BASED SOFTWARE TO LINK WITH SUPPLIERS', PARTNERS' AND
        CUSTOMERS' SYSTEMS]

[INTERNET INTEGRATION]

     [- ANALYSIS, PROTO-TYPING AND IMPLEMENTATION]

     [- THIRD-PARTY SOFTWARE EXPERTISE INCLUDING DATABASES, OPERATING SYSTEMS
        AND FIREWALLS]

     [- TRAINED AND CERTIFIED STAFF]

[INTERNET ACCESS]

     [- THE GEMINI2000 NETWORK, THE FIRST COAST-TO-COAST NEXT GENERATION
        INTERNET BACKBONE TO CARRY BOTH RESEARCH AND COMMERCIAL TRAFFIC]

     [- DEDICATED CONNECTIONS TO PROVIDE CUSTOMERS WITH RELIABLE, CONTINUOUS
        ACCESS TO THE INTERNET]

     [- VPN TECHNOLOGIES]

     [- NETWORK AND SECURITY CONSULTING]

     [- SECURE DIAL-UP INTERNET ACCESS

     [- HARDWARE AND SOFTWARE IMPLEMENTATION]

                            ------------------------

     AppliedTheory is a service mark of AppliedTheory Corporation. Gemini2000 Network is a trademark of IXC Internet Services, Inc.

                               PROSPECTUS SUMMARY

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option will not be exercised and gives effect to our reorganization as a Delaware corporation prior to consummation of this offering. This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements. All references to "we," "us," "our" or "AppliedTheory" in this prospectus mean AppliedTheory Corporation. NYSERNet.net, Inc. and NYSERNet.org, Inc., of which NYSERNet.net, Inc. is the sole member, are referred to interchangeably throughout this prospectus as "NYSERNet." IXC Internet Services, Inc. is referred to throughout this prospectus as "IXC." Grumman Hill Group LLC and Grumman Hill Investment III, LP, a private equity fund advised by Grumman Hill Group LLC, are referred to interchangeably throughout this prospectus as "Grumman Hill."

                           APPLIEDTHEORY CORPORATION

OUR COMPANY

     We are a leading provider of Internet solutions, offering an extensive array of high performance, reliable and scalable Internet technology products and services that can be tailored to meet our customers' requirements. We provide the following solutions, either individually or as part of a one-stop package:

     - Internet integration and enterprise portal development, including custom software application development, integration of legacy systems and Web site design and development;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting solutions; and

     - Internet connectivity, including virtual private network (VPN) solutions, network and security consulting and dedicated Internet access.

     We market our products and services to mid-sized businesses (including mid-size departments of larger businesses) and public sector institutions, which we believe are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple Internet Protocol (IP)-based vendors. Our comprehensive suite of IP-based services enables our customers to capitalize on the wide variety of critical data communication opportunities made possible by the Internet.

     Superior customer service is a cornerstone of our operational strategy. Our 97% customer satisfaction in the second half of 1998, based on completed surveys, demonstrates our exceptional performance. As a result, our revenue churn has averaged less than 0.15% over the last two years, a rate which is well below industry averages. As of December 31, 1998, we had over 650 direct and indirect enterprise customers in a wide range of industries, which customers include:

     - Bank of New York, General Electric Corporation, theglobe.com, Inc., NEC Corporation, Road Runner Computer Systems, Inc. (a joint venture of Time Warner, MediaOne Group, Inc., Microsoft Corporation, Compaq Computer Corporation and Advance/Newhouse Partnership), Eastman Kodak Company, KPMG Peat Marwick LLP, Northrop Grumman Corporation and Bell Atlantic Corp.;

     - through NYSERNet, Cornell University, Columbia University, New York University, the New York Public Library and the New York City Board of Education; and

     - through the New York State Department of Labor, the U.S. Department of Labor and a consortium of 46 states and territories.

     Our existing network consists primarily of a robust, regional backbone. Together with IXC, a significant equity holder in our company, we are in the process of deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone network to carry both research and commercial traffic. The Gemini2000 Network is a fully redundant, high performance national network that will enable us to offer Internet access and backbone transport services at speeds that are 100 to 1,000 times greater than those generally available to end users today. We also intend to build three new distributed data centers, co-located at Gemini2000 Network super-core sites, linked together to form a "virtual gigacenter." Our network and distributed data centers will enable us to offer our customers:

     - greater network reliability;

     - lower downtime;

     - simpler configurations for connecting multiple site locations;

     - specialized VPN solutions;

     - faster downloading of data;

     - reduced Web server load; and

     - better disaster recovery.

     Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 29 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's points of presence (POPs), where we plan to have a physical local presence.

     We were incorporated in November 1995, and spun-off in October 1996 from NYSERNet, a not-for-profit consortium that was one of the founding institutions of the Internet, to pursue commercial IP-based opportunities. In August 1998, IXC and Grumman Hill invested $12.9 million and $6.5 million to acquire approximately 2.9 million and 1.5 million shares of our common stock. We issued
1.15 million of these shares for net proceeds of approximately $5.0 million. Our corporate headquarters are located at 40 Cutter Mill Road, Suite 405, Great Neck, New York 11021, and our telephone number at that location is (516) 466-8422.

OUR INDUSTRY

     The Internet has grown rapidly in the 1990s and has emerged as a global medium for communications and commerce. The Internet's growth is driven by a number of factors, including the large and increasing number of cheaper, faster and more powerful multimedia home and office computers, advances in network designs, greater availability of Internet-based software and applications, the emergence of useful content and e-commerce technologies and convenient, fast and inexpensive Internet access. According to International Data Corporation (IDC), the total number of Internet users worldwide reached 69 million in 1997 and will increase to approximately 320 million by 2002.

     The Internet presents a compelling profit opportunity for businesses, as it enables them to reduce operating costs, access valuable information and reach new markets. Likewise, the Internet presents a compelling opportunity for public sector institutions, as it helps them serve their constituencies more cost-effectively and conveniently and comply with certain federal and state mandates. To take advantage of these opportunities, organizations must have:

     - an open universal interface (a doorway or "enterprise portal" to the Internet);

     - Web site presence; and/or

     - Internet access.

     Expanded uses of the Internet and greater demands for existing Internet-based applications are driving an evolution and expansion in Internet services, as well as the networks over which they are delivered. Examples of existing and next generation uses of the Internet include the following:

----------------------------------------------------------------------------------------------------
EXISTING USES                    NEXT GENERATION ENHANCEMENTS          NEXT GENERATION NEW SERVICES
----------------------------------------------------------------------------------------------------
 E-mail                          Distance learning                     Telemedicine
 Basic e-commerce                Graphics-intensive e-commerce         Full-motion video downloading
 Web site presence               High-capacity interactive Web sites   Multi-media interactive
                                                                       virtual
                                                                       reality sites
 Low-quality video conferencing  High-quality, real-time video conferencing
 Order entry                     Inventory control
----------------------------------------------------------------------------------------------------

OUR MARKET OPPORTUNITY

     To take full advantage of the communication and commerce opportunities made available by the Internet, enterprises will require more than a basic connection. They will need:

     - fast and reliable connections to the Internet;

     - sophisticated Web sites to attract and retain users and customers;

     - access to enterprise information for internal communication and for their Web sites; and

     - to procure and manage the services and operations to integrate all these needs.

     While all organizations face challenges in meeting these needs, we believe mid-sized businesses (including mid-size departments of larger businesses) and government agencies, in particular, have an acute problem. Generally, they maintain small information technology (IT) departments and do not have the resources to internally develop and manage all the components of their Internet strategies.

     Traditionally, enterprises have sought solutions from a variety of service providers (including system integrators, Internet service providers (ISPs), hardware and software vendors and telecommunication companies), each of which satisfies one or two elements of the total Internet problem. We believe these enterprises will demand a single provider that offers all elements of Internet solutions -- design, integration, implementation, Internet connection and operational management.

OUR SOLUTION

     We believe that mid-sized businesses (including mid-size departments of larger businesses) and public sector institutions are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple IP-based vendors. Our comprehensive suite of IP-based products and services enables our customers to capitalize on the wide variety of data communication opportunities made possible by the Internet.

     We offer an extensive array of high performance, reliable and scalable Internet products and services, including Internet integration and enterprise portal development, Web hosting services and Internet connectivity. We integrate these services to offer customized, IP-based applications and services that enable our commercial customers to extend their enterprises, leverage existing legacy databases and systems and take advantage of Internet-based marketing opportunities. Public sector customers similarly benefit by making greater use of the Internet to serve their constituencies more cost-effectively and conveniently, as well as comply with certain federal and state mandates.

     Key advantages we offer our customers include:

     - FLEXIBLE AND SCALABLE INTERNET SOLUTIONS. Our Internet integration and enterprise portal development solutions are customized to meet our customers' needs. These solutions make use of our customers' existing legacy databases and systems and provide them with highly integrated IP-based capabilities that deliver high performance. Our solutions are designed to easily accommodate a large and rapidly growing number of users, as well as to facilitate distribution of the application over geographically dispersed servers.

            Our custom billing software for burstable service and our ability to access incremental bandwidth through our strategic relationship with IXC allow us to quickly scale solutions to meet a customer's needs. For example, upon completion of the Gemini2000 Network, we will offer dynamic bandwidth management, empowering our customers to monitor, regulate and allocate bandwidth usage within their organizations, all from their desktops.

     - ROBUST AND RELIABLE INFRASTRUCTURE. Our existing network consists principally of a robust, regional backbone which has had customer uptime performance of over 99.9% over the last three years. Together with IXC, we are in the process of deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone network to carry both research and commercial traffic. The Gemini2000 Network is a fully redundant, high performance national network that will enable us to offer Internet access and backbone transport services at speeds which are 100 to 1,000 times greater than those generally available to end users today. It will also enable us to offer our customers greater network reliability, lower downtime, simpler configurations for connecting multiple site locations and remote access VPNs.

     - ADVANCED DATA MANAGEMENT. Our distributed data centers will enable our customers to provide their customers and end-users with the fastest, clearest and most reliable Web access available today, allowing for data mirroring, load balancing re-direction, redundancy and content caching. These features will benefit our customers through faster downloading of data, reduced Web server load, greater network reliability and performance and better disaster recovery. Distributed data centers typically present a challenge to IT administrators because they result in less efficient use of resources, require synchronization of data in almost real time and are more complex in their operation. However, the advanced architecture of the Gemini2000 Network will enable us to tie our distributed data centers together to form a single "virtual gigacenter," thereby allowing us to deliver to our customers all the advantages of distributed data centers without the corresponding difficulties.

     - SUPERIOR CUSTOMER SUPPORT. Our mission is to provide the best customer support in the Internet business. We invest heavily in systems and training, understand the technical requirements of our customers and work with them to optimize business objectives through the Internet. Our 97% customer satisfaction in the second half of 1998, based on completed surveys, demonstrates our exceptional performance. As a result, our revenue churn over the last two years has averaged less than 0.15%, a rate which is well below industry averages.

OUR STRATEGY

     Our objective is to become the leading national provider of advanced Internet technology solutions to mid-sized businesses (including mid-size departments of larger businesses) and selected public sector organizations. To achieve this objective, our strategy is to:

     - OFFER ONE-STOP SOLUTIONS TO THE BUSINESS MID-MARKET AND PUBLIC
       SECTORS. We will market our one-stop solutions to mid-sized businesses (including mid-size departments of larger businesses) and public sector organizations, initially focusing on sophisticated users of the Internet within these markets. We believe these markets are seeking single vendors who can provide a full set of Internet technology solutions. We believe the Gemini2000 Network, our new data centers and our expertise in providing Internet enterprise portal development, Web hosting and Internet connectivity position us well to serve these markets.

     - RAPIDLY EXPAND SALES AND MARKETING EFFORTS. Historically, we have generated our revenues using a small sales force and have secured our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 29 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's POPs, where we plan to have a physical local presence.

     - LEVERAGE PUBLIC SECTOR EXPERIENCE AND RELATIONSHIPS. We have extensive experience working with clients in the academic and government sectors, which we believe are underserved markets. We designed, continually develop and maintain America's Job Bank (AJB), an enterprise-wide Web site and Intranet developed for the United States Employment Service. AJB is one of the largest and most visited employment sites in the United States, averaging over 2.3 million hits per day. We have leveraged the experience gained from this project to become a leader in providing custom applications development and outsourcing to federal and state governments. Working with NYSERNet and other non-profit institutions allows us to benefit from the research and development activities of those early adopters of leading edge technologies and applications. We have been chosen to operate the NYSERNet2000 Network, one of the first examples of next generation gigabit networks in the United States. We intend to further leverage our relationships in targeting new university, government and business customers.

     - COMPLETE NATIONAL NETWORK BUILDOUT. Currently, we offer Internet enterprise portal development and limited Web hosting services on a national scale, while our Internet access and VPN offerings are limited primarily to New York State. Much of the physical infrastructure required for the Gemini2000 Network is already in place, and it is intended that the network will be fully operational by the end of September 1999. When complete, the Gemini2000 Network will total over 70,000 miles of OC48 capacity, eight super-core sites and over 100 POPs. We intend to build three new data centers, which will be co-located at Gemini2000 Network super-core sites. These data centers will be linked together to form a "virtual gigacenter," benefiting customers through faster downloading, reduced Web server load, greater network reliability and performance and better disaster recovery.

     - MINIMIZE CAPITAL EXPENDITURES. We intend to focus on the delivery of value-added Internet technology solutions, rather than the direct ownership and management of physical infrastructure. IXC has publicly announced its intention to complete construction of, and maintain, the Gemini2000 Network physical infrastructure, including all connectivity electronics. We will be responsible for designing and implementing integration systems to connect customers to the Gemini2000 Network, as well as all the first line customer service functions, which are much less capital intensive.

     - JOINTLY MARKET AND SELL WITH IXC. We intend to work closely with IXC to jointly market and sell Gemini2000 Network products and services through Web and print media advertising, trade shows and other lead generation activities and by making presentations to clients of both companies. Because the Gemini2000 Network is a joint offering, sales generated by either IXC or us will yield a revenue stream for both companies.

     - ACQUIRE COMPLEMENTARY ASSETS OR BUSINESSES. We intend to opportunistically consider acquisitions of complementary assets, technologies and businesses that offer the potential to expand the speed of our sales and marketing efforts, increase our customer base or enhance the breadth, depth and variety of our product offerings.

RISK FACTORS

     This offering involves a high degree of risk. See "Risk Factors" beginning on page 9.

                                  THE OFFERING

Common stock offered by us....                  shares(1)

Common stock outstanding after
the offering..................                  shares(2)

Use of proceeds...............   We intend to use the net proceeds from the
                                 offering for expansion of our sales and
                                 marketing efforts and working capital and general corporate purposes, including possible acquisitions. See "How We Intend to Use the
                                 Proceeds from the Offering."

Dividend policy...............   We currently intend to retain any future
                                 earnings for our business and, therefore, do not anticipate paying cash dividends on our common stock in the foreseeable future.

Proposed Nasdaq National
Market symbol.................   ATHY
---------------
(1) If the underwriters exercise the option granted to them in connection with the offering to purchase additional shares of common stock to cover over-allotments, the total number of shares to be offered would increase by
    up to                shares.

(2) Based on the number of shares outstanding at January 31, 1999. Excludes 2,665,555 shares of common stock reserved for issuance pursuant to outstanding options under our stock option plan at a weighted average exercise price of $2.39 per share.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The financial data shown below has been derived from and should be read in conjunction with our audited Financial Statements, included elsewhere in this prospectus. The information set forth below should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results of operations for the periods presented are not necessarily indicative of results of operations for future periods.



                                                  PREDECESSOR(a)                 APPLIEDTHEORY
                                                  --------------    ----------------------------------------
                                                   NINE MONTHS      THREE MONTHS
                                                      ENDED            ENDED         YEAR ENDED DECEMBER 31
                                                  SEPTEMBER 30,     DECEMBER 31,    ------------------------
                                                       1996             1996           1997          1998
                                                  --------------    ------------    ----------    ----------
Statement of Operations Data:
  Total net revenues............................     $ 6,226         $    3,076     $   15,172    $   22,563
  Total costs and expenses......................      10,146              4,838         20,672        27,764
                                                     -------         ----------     ----------    ----------
  Loss from operations..........................      (3,920)            (1,762)        (5,500)       (5,201)
                                                     -------         ----------     ----------    ----------
  Net loss attributable to common
    stockholders................................      (3,925)            (1,762)        (6,057)       (5,977)
                                                     =======         ==========     ==========    ==========
  Basic and diluted loss per common share.......                     $     (.27)    $     (.93)   $     (.71)
                                                                     ==========     ==========    ==========
  Shares used in computing basic and diluted
    loss per share..............................                      6,500,000      6,504,165     8,443,960
Other data:
  EBITDA(b).....................................     $(3,762)        $   (1,681)    $   (4,405)   $   (3,529)
  Capital expenditures(c).......................          --                506          1,270         2,480



                                                                  DECEMBER 31, 1998
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(d)
                                                              -------    --------------
Balance Sheet Data:
  Cash and cash equivalents.................................  $ 1,786        $
  Working capital (deficiency)..............................   (3,249)
  Total assets..............................................   10,518
  Current portion of long-term debt and capital lease
    obligations.............................................      551           551
  Long-term debt and capital lease obligations, less current
    portion.................................................    5,979         5,979
  Borrowings from NYSERNet. net, Inc. ......................    2,957         2,957
  Redeemable preferred stock................................    1,500
  Total stockholders' equity (deficit)......................   (9,007)



                                                                      THREE MONTHS ENDED
                               -------------------------------------------------------------------------------------------------
                                                    1997                                              1998
                               -----------------------------------------------   -----------------------------------------------
                               MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                               --------   -------   ------------   -----------   --------   -------   ------------   -----------
Quarterly Statement of
  Operations Data:
  Total net revenues.........   $3,617    $ 3,908     $ 3,755        $ 3,892      $5,334    $ 4,782     $ 6,188        $ 6,259
  Total costs and expenses...    4,301      5,099       5,295          5,977       5,829      5,932       7,450          8,553
                                ------    -------     -------        -------      ------    -------     -------        -------
  Loss from operations.......     (684)    (1,191)     (1,540)        (2,085)       (495)    (1,150)     (1,262)        (2,294)
                                ------    -------     -------        -------      ------    -------     -------        -------
  Net loss attributable to
    common stockholders......     (762)    (1,316)     (1,710)        (2,269)       (689)    (1,344)     (1,455)        (2,489)
                                ======    =======     =======        =======      ======    =======     =======        =======
Other Data:
  EBITDA(b)..................   $ (482)   $  (961)    $(1,306)       $(1,656)     $ (135)   $  (750)    $  (839)       $(1,805)
  Capital expenditures(c)....      451        501         223             95         597        243         345          1,295

---------------
(a) The operating activities prior to October 1, 1996 were conducted as a nonincorporated "division" of NYSERNet and are considered to constitute a predecessor business. The financial data presented for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1996 reflect these activities on a "carved-out" basis from the historical financial statements of NYSERNet.

(b) EBITDA is loss from operations before interest, taxes, depreciation and amortization. EBITDA is presented because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net loss as an indicator of AppliedTheory's operating performance or cash flow as a measure of liquidity, and should be examined in conjunction with the financial statements and related notes of AppliedTheory included elsewhere in this prospectus.

(c) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.

(d) Adjusted to give effect to this offering and the receipt by AppliedTheory of the estimated net proceeds therefrom.
                            ------------------------

     This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the sections "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and include statements regarding our, or our directors' or officers', intent, belief or current expectations with respect to, among other things: (1) trends affecting our financial condition or results of operations; and (2) our business and growth strategies. Actual events or results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the other sections of this prospectus. Such forward-looking statements speak only as of the date of this prospectus, and we caution potential investors not to place undue reliance on such statements.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. This section describes some, but not all, of the risk factors involved in purchasing our common stock. You should carefully consider these risk factors and the other information in this prospectus before purchasing shares of our common stock.

WE HAVE A LIMITED OPERATING HISTORY.

     We have a limited operating history. We were incorporated in 1995 and commenced operations in late 1996. As a result, our business model is still in development. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly those of rapidly evolving Internet services companies. These risks relate to, among other things, our ability to:

     - buildout operations infrastructure;
     - expand sales structure and marketing programs;
     - increase awareness of our brand;
     - provide services to our customers that are reliable and cost-effective;
     - respond to technological development or service offerings by competitors; and
     - attract and retain qualified personnel.

     We may not be successful in addressing these risks. If we are not successful, our business or future financial or operating results could be hurt.

WE HAVE A HISTORY OF LOSSES.

     We have incurred net losses and negative cash flows from operations in each quarterly and annual period since inception and expect to continue to do so for the foreseeable future. At December 31, 1998, we had an accumulated deficit of approximately $14.6 million. Our ability to achieve profitability is dependent in large part upon the successful completion of the Gemini2000 Network and the successful implementation of our nationwide expansion strategy. We experienced net losses of approximately $5.8 million in each of the years ended December 31, 1997 and 1998. We cannot assure you that we will be able to achieve or sustain revenue growth or profitability on either a quarterly or an annual basis.

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH OUR NATIONWIDE GROWTH STRATEGY.

     To date, most of our revenues have been derived from customers located in New York State. Our business strategy is to become a leading national provider of advanced Internet technology solutions to mid-sized businesses (including mid-size departments of larger businesses) and select public sector organizations. Among other things, if any of the following occur, our business could be hurt:

     - significant delays in the roll-out of the Gemini2000 Network or our new data centers;
     - our products and services are not accepted by current or potential customers;
     - the technology upon which the Gemini2000 Network is based is overtaken;
     - we fail to successfully implement our sales and marketing strategy; or
     - we fail in our efforts to build a national sales force.

     Our rapid growth strategy is likely to place a significant strain on our resources.

     Our future success depends in large part on our ability to manage any achieved growth in our business. Additionally, for our business strategy to succeed, we have assumed that:

     - we will be able to expand our business with new and current customers;
     - we will be able to develop and offer new products and services, and our products and services will be successful;
     - we will be able to retain key employees and hire new employees; and
     - any future business we may develop or acquire will perform in a satisfactory manner.

     However, we cannot guarantee that any of these will occur.

OUR ANNUAL AND QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     Our annual and quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

     - demand for and market acceptance of our services;
     - fluctuations in data communications and telecommunications costs;
     - reliable continuity of service and network availability;
     - customer retention;
     - the timing and success of our marketing efforts;
     - the timing and magnitude of capital expenditures, including costs relating to the expansion of operations;
     - the timely expansion of existing facilities and completion of new facilities;
     - the ability to increase bandwidth as necessary;
     - fluctuations in bandwidth used by customers;
     - the timing and magnitude of expenditures for sales and marketing;
     - introductions of new services or enhancements by us and our competitors;
     - the timing of customer installations and related payments;
     - the ability to maintain or increase peering;
     - provisions for customer discounts;
     - the introduction by third parties of new Internet services;
     - increased competition in our markets;
     - growth of Internet use and establishment of Internet operations by mainstream enterprises;
     - changes in our and our competitors' pricing policies;
     - changes in regulatory laws and policies;
     - economic conditions specific to the Internet industry; and
     - general economic factors.

     In addition, a relatively large portion of our expenses are fixed in the short-term, particularly in respect of telecommunications, depreciation, and interest expense and personnel, and therefore our results of operations are particularly sensitive to fluctuations in revenue.

     You should not rely on annual or quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this were to occur, the price of our common stock may fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE ARE DEPENDENT UPON CONTINUED GROWTH IN THE MARKET FOR OUR PRODUCTS AND SERVICES AND CONTINUED INTERNET INFRASTRUCTURE DEVELOPMENT.

     Our market is new and rapidly evolving. Whether the market for our products and services will continue to grow is uncertain. The market for our products and services may be inhibited for a number of reasons, such as:

     - the reluctance of businesses to outsource their Internet integration and enterprise portal development, Web hosting and Internet connectivity needs;

     - the inability to market our products and services to new customers;

     - the inability to differentiate the products and services we offer from those of our competitors; and

     - the inability to maintain and strengthen our brand awareness.

     In addition, our success depends in large part on continued growth in the use of the Internet. Our business would be adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

     - access costs;

     - inadequate network infrastructure;

     - security concerns;

     - uncertainty of legal and regulatory issues concerning use of the Internet;

     - inconsistent quality of service; and

     - lack of availability of cost-effective, high-speed service.

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or the Internet's performance and reliability may decline. Similarly, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly or decline. This could hurt our business.

WE OPERATE IN AN EXTREMELY COMPETITIVE MARKET.

     The market for Internet-based services is extremely competitive. There are no substantial barriers to entry, and we expect that competition will intensify in the future. We believe that the primary competitive factors in our markets are:

     - technical expertise in developing applications focused on Web integration and IP-centric solutions;

     - a reliable and robust network infrastructure;

     - network security;

     - price;

     - flexibility and willingness to consult with customers about how to deploy Internet solutions in meaningful ways;

     - quality customer care;

     - experienced and knowledgeable salesforce and engineers;

     - customization;

     - breadth of service offerings;

     - brand recognition;

     - broad geographic presence; and

     - financial resources.

     Our current and prospective competitors generally may be divided into the following three groups:

     - Internet service providers (ISPs), such as Concentric Network Corp., Exodus Communications, Globix Corporation, PSINet Inc., UUNET, Frontier Global Center, GTE/BBN, Digex, Inc., Verio, Inc., and other national and regional providers;

     - telecommunications companies, such as AT&T Corp., Cable & Wireless P.L.C., Sprint Corporation, MCI WorldCom, Inc., the regional Bell operating companies (RBOCs), competitive local exchange carriers (CLECs) and various cable companies; and

     - IT integrators and outsourcing firms, such as the Big 5 accounting firms, EDS Corp. and similar entities.

     Many of these competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than us. As a result, as compared to us, our competitors may be able to develop and expand their network infrastructures and services offerings more efficiently or more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. Also, they may succeed in developing and expanding their communications and network infrastructures more quickly than can be done with the Gemini2000 Network. In addition to the companies named above, various organizations have entered into or are forming joint ventures or consortiums to provide services similar to ours.

     We believe that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the tailored value-added network services market, resulting in even greater competition. Certain telecommunications companies and online services providers are currently offering or have announced plans to offer Internet or online services, or to expand their network services. Other companies, including America Online Inc., BBN Corp. and PSINet Inc., have also obtained or expanded their Internet access products and services as a result of acquisitions. These acquisitions may permit our competitors to devote greater resources to the development and marketing of new competitive products and services and the marketing of existing competitive products and services. In addition, the ability of some of our competitors to bundle other services and products with VPN services or Internet access services could place our company at a competitive disadvantage. Certain companies are also exploring the possibility of providing or are currently providing high-speed data services using alternative delivery methods such as over the cable television infrastructure, through direct broadcast satellites and over wireless transmission systems. We may not be able to, or we may find significant constraints in catching up with, new technologies. See "-- We are subject to risks relating to rapid technological change and evolving industry standards."

     As a result of increased competition and consolidation in the industry, we could encounter significant pricing pressure, which in turn could result in significant reductions in the average selling price of our services. We may not be able to offset such price reductions even if we obtain an increase in the number of our customers or higher revenue from enhanced services, or even if we manage to reduce our costs. Increased price or other competition could result in erosion of our market share and could significantly hurt our business. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

WE DERIVE SIGNIFICANT REVENUE FROM TWO CUSTOMERS.

     We currently derive a substantial portion of our total revenue from two customers -- NYSERNet, a not-for-profit corporation which is also one of our major shareholders, and the New York State Department of Labor (NYSDOL). For the years ended December 31, 1997 and 1998, revenue from NYSERNet represented approximately 47% and 37% of our total revenue. Our current agreement to provide services through NYSERNet has an initial term of three years, ending October 1, 2001, and is automatically renewable for successive one year terms. While the agreement only allows termination by either party under special circumstances, it is still possible that NYSERNet could terminate the agreement or cease working with us. In addition, we derive a significant portion of our revenue from our contract with NYSDOL for the development and maintenance of the America's Job Bank Web site and Intranet. For the years ended December 31, 1997 and 1998, revenue under this agreement represented 16% and 28%, respectively, of our total revenue. The NYSDOL agreement is subject to cancellation by NYSDOL upon 15 days notice. We cannot assure you that revenue from customers that have accounted for significant revenue in past periods, individually or as a group, will continue, or if continued, will reach or exceed historical levels in any future period. Revenue derived from a limited number of customers may continue to represent a significant portion of our total revenue. The loss of one or more of our major customers could significantly hurt our business.

THE SCALABILITY OF THE GEMINI2000 NETWORK IS UNPROVEN.

     Due to its limited deployment, the ability of the Gemini2000 Network to connect and manage a large number of customers or a large quantity of traffic at high transmission speeds is unproven. We also face risks related to this network's ability to be scaled up to our expected customer levels while maintaining superior performance. As we increase the number of our customers or as bandwidth usage increases, we may need to make additional investments in our infrastructure to maintain adequate downstream data transmission speeds, the availability of which may be limited or the cost of which may be significant. Additional network capacity may not be available from IXC or other third-party suppliers as it is needed by us, and, as a result, our network may not be able to achieve or maintain a sufficiently high capacity of data transmission. Any failure on our part to achieve or maintain high-capacity data transmission could significantly reduce consumer demand for our services and hurt our business. Although the Gemini2000 Network has been designed with a redundant backbone, we could experience failures relating to individual network POPs or even catastrophic failure of the entire network.

     We may need to further expand and adapt our network infrastructure in the future as the number of users and the amount of information they wish to transport increases and as we respond to changing customer requirements. Any future expansion and adaptation of our telecommunications and hosting facility infrastructure could require substantial financial, operational, technical and management resources. If we are required to expand our network significantly and rapidly due to increased usage, additional stress will be placed upon our network hardware, traffic management systems and hosting facilities.

WE FACE THE RISK OF SYSTEM FAILURE.

     To succeed, we must be able to operate our network management infrastructure 24 hours per day, seven days per week without interruption. Our operations depend upon our ability to protect our network infrastructure, equipment and customer data against damage from human error or "acts of God." Even if we take precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in the services we provide to our customers. Also, while the national telecommunications network and Internet infrastructure have historically developed in an orderly manner, there is no guarantee that this will continue as the network expands and more services, users and equipment connect to these networks. Failure by our telecommunications providers to provide the data communications capacity as needed for any reason could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could hurt our business.

     At this time, we do not have a formal disaster recovery plan. Although we have attempted to build redundancy into our network and hosting facilities, our network is currently subject to various single points of failure. For example, a problem with one of our routers or switches could cause an interruption in the services we provide to some of our customers. Any interruptions in service could:

     - cause end users to seek damages for losses incurred;
     - require us to spend more money replacing existing equipment, expanding facilities or adding redundant facilities;
     - cause us to spend money on existing or new equipment and infrastructure earlier than we had planned;
     - damage our reputation for reliable service;
     - cause existing end users and resellers to cancel our contracts; or
     - make it more difficult for us to attract new end users and partners.

Any of these results could hurt our business.

WE ARE DEPENDENT UPON NETWORK INFRASTRUCTURE.

     On February 4, 1999, IXC announced that it had hired an investment bank to advise it on strategic alternatives. We are unable to predict the result of this process or the impact it may have on us. Any failure by IXC to complete construction of, or deploy and maintain, the Gemini2000 Network could hurt our business. Although IXC has publicly announced its intention to complete construction of the Gemini2000 Network, we do not have a written agreement obligating them to do so.

     In addition to IXC, we also use the infrastructure of other communications carriers. Our success partly depends upon the capacity, scalability, reliability and security of the network infrastructure we lease from telecommunications network suppliers such as Bell Atlantic Corp. and Sprint Corporation. Our current projections for utilization of our network require rapid expansion of the capacity of the network to avoid constraints that would adversely affect the performance of the system. The expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources. We cannot assure you that we will be able to expand or adapt our network infrastructure to meet additional demand or to meet our customers' changing requirements or evolving industry standards on a timely basis at a commercially reasonable cost, or at all. In addition, if demand for usage of our network were to increase faster than projected or were to exceed our current forecasts, the network could experience capacity constraints which would hurt the performance of the system.

     We also depend on the telecommunications suppliers referred to above to provide uninterrupted and "bug" free service through their telecommunications networks. If such companies greatly increased the prices for their services or if the telecommunications capacity available to us was insufficient for our business purposes, and we were unable to use alternative networks or pass along any increased costs to our customers, it could hurt our business.

WE FACE SIGNIFICANT SYSTEM SECURITY RISKS.

     Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by Internet users. Such problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, such inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers. This could result in our liability for damages and our reputation could suffer, thereby deterring potential customers from working with us.

     We rely upon encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. Although we intend to continue to implement industry-standard security measures, such industry-standard measures occasionally have been circumvented in the past. Therefore, we cannot assure you that the measures we implement will not be circumvented in the future. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business, financial condition and results of operations.

WE HAVE LIMITED BRAND AWARENESS.

     To remain successful, we must maintain and strengthen our brand awareness. While many of our competitors have well-established brands in Internet services, we have not yet introduced a national branded offering. In order to build our brand awareness, our marketing efforts must succeed, and we must provide high quality services. We expect to increase our marketing budget substantially as part of our brand building efforts. Our business could be hurt if we cannot increase our brand awareness and acceptance.

WE ARE SUBJECT TO RISKS RELATING TO RAPID TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS

     The markets for our products and services are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and frequent new product and service introductions. Our future success will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner:

     - effectively use leading technologies;
     - continue to develop our technical expertise;
     - enhance our products and current networking services;
     - develop new products and services that meet changing customer needs;
     - advertise and market our products and services; and
     - influence and respond to emerging industry standards and other changes.

     We cannot assure you that we will be successful in effectively using or developing new technologies, introducing new services or enhancing our existing services on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. In addition, we cannot assure you that we will succeed in adapting our network service business to alternate access devices and conduits.

     Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other members of the industry. Although we intend to support emerging standards in the market for Internet access, we cannot assure you that we will be able to conform to new standards in a timely fashion and maintain a competitive position in the market. Our services rely on the continued widespread commercial use of TCP/IP, both of which are industry standards to facilitate the transfer of data. Alternative open protocol and proprietary protocol standards could emerge and become widely adopted causing a reduction in the use of TCP/IP, which could render our services obsolete and unmarketable. Our failure to anticipate the prevailing standard or the failure of a common standard to emerge could hurt our business.

THERE ARE RISKS ASSOCIATED WITH OUR GOVERNMENT CONTRACTS.

     Contracts with various government agencies accounted for approximately 45% of our revenues in the year ended December 31, 1998. Government contracts are often subject to a competitive bidding process as governed by applicable federal and state statutes and regulations. The procurement process for government contracts is complex and can be very time consuming.

     Because of our contracts with governmental agencies, we are required to comply with certain government regulations and policies. For instance, we are required to maintain employment policies relating to equal opportunity and we are subject to audit by the government to confirm our compliance with such policies. If we fail to comply with the government's regulations as they apply to government contractors, we may face sanctions including substantial fines and disqualification from future awards of government contracts.

     Contracts with governmental agencies are or may be subject to various risks, including unilateral termination by the government for the convenience of the government and reductions in services or modifications in contractual terms due to changes in the government's requirements or budgetary restraints.

     In addition, the government may not continue to fund our programs. Even if funding continues, we may not obtain such funding. We cannot assure you that we will be able to procure additional government contracts, that we will be able to retain our existing government contracts or, if retained, that all of such contracts will be fully funded.

WE MAY BE EXPOSED TO RISKS ASSOCIATED WITH ACQUISITIONS.

     Although we do not currently have any agreements, arrangements or understandings with respect to any such acquisitions, we may seek to acquire assets, technologies or businesses complementary to our operations. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions such as:

     - the difficulty of assimilating the operations and personnel of acquired companies,

     - the potential disruption of our business,

     - the inability of our management to maximize our financial and strategic position by the incorporation of an acquired technology or business into our service offerings,

     - the difficulty of maintaining uniform standards, controls, procedures and policies,

     - the potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management.

     We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash, including proceeds of this offering, could be used to consummate the acquisitions. If we were to consummate one or more acquisitions in which the consideration consisted of stock, our stockholders could suffer significant dilution of their interest in us. Acquisitions required to be accounted for under the purchase method could result in significant goodwill and/or amortization charges for acquired technology.

WE ARE DEPENDENT ON CERTAIN SOURCES OF SUPPLY.

     We rely on other companies to supply certain key components of our network infrastructure, including telecommunications services and networking equipment, which, in the quantities and quality we require, are available from limited sources. The routers, switches and modems used by both Gemini2000 and our existing network are available from a limited number of suppliers. Co-location facilities and field service for equipment at all but one of our existing POPs are provided under contract by one vendor.

     Any failure of our sole or limited source suppliers to provide products or components to our network infrastructure could hurt our business.

WE OPERATE IN AN UNCERTAIN REGULATORY ENVIRONMENT.

     Operators of value-added networks like us that provide access to transmission facilities only as part of a data services package are currently excluded from regulations that apply to "telecommunications carriers." As we are such an operator, we are not currently subject to direct regulation by the Federal Communications Commission, or FCC, or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency as a provider of basic telecommunications services.

     Currently, the FCC is reviewing its regulatory position and could impose regulation, similar to or different than that of a telecommunications carrier, on the network transport feature of a value-added network operator like us. Also, the FCC could conclude that notwithstanding our value-added services like protocol conversion, computer processing, and interaction with customer-supplied information, we are not eligible to be classified as an enhanced or information service provider and then could regulate all or part of our activities as basic telecommunications services. In addition, while state public utility commissions generally have declined to regulate enhanced or information services, some other states do regulate in limited circumstances certain aspects of enhanced services, such as where they are provided by local exchange carriers. Therefore, we cannot assure you that our activities will continue to be exempt from regulation by either or both federal or state agencies. Our business could suffer depending upon the extent to which our activities are regulated or are proposed to be regulated.

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the FCC in the same manner as other telecommunications services. The growing use of the Internet has burdened the existing telecommunications infrastructure in many areas and certain local telephone carriers have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. The adoption of any new laws or regulations relating to the Internet could significantly hurt our business.

     In addition, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business.

THERE ARE RISKS ASSOCIATED WITH INFORMATION DISSEMINATED THROUGH OUR NETWORK.

     While there are currently few laws or regulations which specifically regulate Internet communications, laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. If we become subject to claims that we have violated U.S. or foreign laws, even if we successfully defend against these claims our business could be hurt. Moreover, new laws that impose restrictions on our ability to follow current business practices or increase our costs of doing business could hurt our business. These laws and regulations could expose us to substantial liability.

     Congress has recently enacted laws and regulations concerning the Internet. There is much uncertainty regarding the marketplace impact of these laws. In addition, various jurisdictions already have enacted laws covering intellectual property, privacy, libel and taxation that could affect our business by virtue of their impact on online commerce.

     It is possible that claims will be made against online services companies and Internet access providers under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon online services companies and Internet access providers are currently pending. If any of these actions succeed, we might be required to respond by investing substantial resources or discontinuing certain service or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could also have a negative impact on the growth of Internet use. Although we carry liability insurance, it may not be adequate to compensate us or it may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of such liability or asserted liability could hurt our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH THE YEAR 2000.

     The risks posed by the Year 2000 issue could hurt our business in a number of significant ways. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will not distinguish 21st century dates from 20th century dates. This may result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We are currently conducting a Year 2000 readiness review including assessment, implementation, testing and contingency planning. After evaluating our internally developed software, we believe that such software is Year 2000 compliant. However, we utilize software and hardware developed by third parties both for our network and for our internal information systems. Therefore, we are seeking assurances from our vendors that their products are Year 2000 compliant.

     We expect to continue assessing and testing our internal IT and non-IT systems during this year. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in our systems.

     In addition, Year 2000 issues may also impact other entities with which we do business, including, for example, those responsible for maintaining telephone and Internet communications and other suppliers. If these entities fail to take preventive or corrective actions in a timely manner, the Year 2000 issue could hurt our business in ways which are not now quantifiable.

     We do not have any information regarding the Year 2000 status of our customers, most of whom are private companies. If our customers experience Year 2000 problems which result in business interruptions or otherwise impact their operations, we could experience a decrease in the demand for our services, which could hurt our business.

     To date, we have not incurred and we do not foresee any significant expenses associated with our Year 2000 plan. Apart from the risk that we may not achieve Year 2000 compliance, we believe that a loss of revenues, which could be significant, would arise if our major customers or providers fail to achieve Year 2000 readiness. We have not yet developed a comprehensive contingency plan to address the issues which may result from such failure.

THERE IS UNCERTAINTY AS TO OUR ABILITY TO OBTAIN FUTURE FINANCING TO MEET OUR CAPITAL NEEDS.

     We currently anticipate that our available cash resources, combined with the net proceeds from the issuance of the common stock and financing available under a $6.2 million line of credit with NYSERNet, will be sufficient to meet our anticipated working capital and capital expenditure requirements for the foreseeable future. However, we cannot assure you that these resources will be sufficient for our anticipated working capital and capital expenditure requirements. We may need to raise additional funds through public or private debt or equity financings in order to:

     - take advantage of unanticipated opportunities or acquisitions of complementary assets, technologies or businesses;

     - develop new products; or

     - respond to unanticipated competitive pressures.

     We may also raise additional funds through public or private debt or equity financings if such financings become available on favorable terms. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, such securities would have certain rights, preferences and privileges senior to those of the holders of our common stock and the terms of such debt could impose restrictions on our operations. If additional funds become necessary, additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to unanticipated competitive pressures. Such inability could hurt our business. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

OUR EXISTING STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS WILL BE ABLE TO EXERCISE CONTROL OVER US.

     Immediately following the offering, NYSERNet, IXC and Grumman Hill, will
beneficially own approximately      % ,      % and      %, respectively, of our
outstanding common stock. In addition, our executive officers and directors will
beneficially own a total of approximately      % of our outstanding common
stock. Accordingly, NYSERNet, IXC, Grumman Hill and our officers and directors, whether acting alone or together, will be able to exert considerable influence during any stockholder vote, including any vote on the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Such control could discourage others from initiating potential merger, takeover or other change in control transactions. As a consequence our business could be hurt. In addition, NYSERNet has two representatives on our Board of Directors and IXC and Grumman Hill each have one representative on our Board of Directors. Grumman Hill has a significant equity interest in IXC. NYSERNet, IXC, Grumman Hill and our officers and directors may have conflicts of interests among themselves and, in addition, the interests of NYSERNet, IXC,

Grumman Hill and our officers and directors could conflict with the interests of our other stockholders. See "Management," "Certain Transactions" and "Principal Stockholders."

WE ARE DEPENDENT ON KEY PERSONNEL.

     We are dependent on the continued services of our key personnel, including our senior management. We have entered into employment agreements with Richard Mandelbaum, Lawrence B. Helft, James D. Luckett, Denis J. Martin, Mark A. Oros and David A. Buckel. We expect that we will need to hire additional personnel in all areas. The competition for personnel throughout our industry is intense. At times, we have experienced difficulty in attracting qualified new personnel. If we do not succeed in attracting new, qualified, personnel or retaining and motivating our current personnel, our business could suffer. See
"Business -- Employees" and "Management."

THERE HAS BEEN NO PRIOR TRADING MARKET FOR OUR COMMON STOCK; OUR STOCK PRICE MAY BE VOLATILE.

     There has not been a prior public market for our common stock. We will apply for quotation on the Nasdaq National Market. We cannot assure you that an active trading market will develop or be sustained, nor can we provide you with any guarantees as to how liquid that market might become nor can we guarantee that the price of our common stock will not decline below the initial public offering price. We will negotiate the initial public offering price for our common stock with the representatives of the underwriters; such price may not be indicative of prices that will prevail in the trading market. Factors such as variations in our revenue, earnings and cash flow and announcements of new service offerings, technological innovations or price reductions by us, our competitors or providers of alternative services could cause the market price of our common stock to fluctuate substantially. The stock market has experienced significant price and volume fluctuations. In particular, the market prices of securities of technology companies, especially Internet-related companies, have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price. Such broad market fluctuations, as well as any shortfall in revenue or earnings compared to securities analysts' expectations, changes in analysts' recommendations or projections and general economic and market conditions may adversely affect the market price of our common stock following this offering. See "Underwriting."

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources.

OUR STOCK PRICE MAY BE AFFECTED BY THE AVAILABILITY OF SHARES AVAILABLE FOR FUTURE SALE.

     The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering. There
will be                shares of common stock outstanding immediately after the
offering (assuming no exercise of the underwriters' over-allotment option). The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the Securities Act), unless such shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

     The remaining 10,606,596 shares of our common stock are subject to restrictions under Rule 144 of the Securities Act. Holders of 10,459,985 such restricted shares have registration rights with respect to these shares. Such shares are subject to lock-up agreements pursuant to which the holders of these shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. However, under Rule 144 and as a result of registration rights, these shares may become freely tradable and affect the market for our stock.

     A substantial number of shares of common stock issuable upon exercise of outstanding stock options will also become available for resale in the public market at prescribed times. In addition, we intend to register under the Securities Act the shares of our common stock reserved for issuance under our stock option plan. See "Shares Eligible for Future Sale."

YOU WILL EXPERIENCE SIGNIFICANT DILUTION.

     The initial public offering price of our common stock is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based upon an assumed initial
public offering price of $     per share, if you purchase our common stock in
this offering, you will incur immediate dilution of approximately $          in
the net tangible book value per share of common stock from the price you pay for such common stock. See "Dilution."

WE HAVE DISCRETIONARY AUTHORITY OVER THE USE OF NET PROCEEDS FROM THE OFFERING.

     As of the date of this offering, we have not allocated any portion of the net proceeds of this offering for a specific purpose. Consequently, management will retain a significant amount of discretion over the application of these proceeds. Because of the number and variability of factors that determine our use of the net proceeds of the offering, there can be no assurance that such applications will not vary substantially from our current intentions. See "How We Intend to Use the Proceeds From the Offering."

CERTAIN ANTI-TAKEOVER PROVISIONS MAY MAKE OUR ACQUISITION MORE DIFFICULT.

     Our Certificate of Incorporation and Bylaws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for our shares of common stock. Certain of these provisions allow us to issue, without stockholder approval, preferred stock having voting rights senior to those of the common stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, our Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a business combination (as defined) for three years following the date such person became an interested stockholder unless certain conditions are satisfied. See "Description of Capital Stock."

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

     We estimate that we will receive net proceeds from the sale of shares in
this offering of approximately $          million (assuming an initial public
offering price of $     per share and after deduction of underwriting discounts
and commissions and expenses payable by us, estimated at $          million). We
intend to use the net proceeds from this offering to expand our sales and marketing efforts and for working capital requirements and other general corporate purposes, including possible acquisitions of complimentary assets, technologies or businesses. We do not currently have any agreements, arrangements or understandings with respect to any such acquisitions. Pending such uses, we intend to invest the proceeds of this offering in short-term, interest bearing securities of investment grade.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings for our business and, therefore, do not anticipate paying cash dividends on our common stock in the foreseeable future. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements, restrictions in loan agreements and on such other factors as our Board of Directors may, in its discretion, consider relevant.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1998 (i) our actual cash and cash equivalents and capitalization and (ii) such amounts, as adjusted to
reflect the issuance and sale of                shares of our common stock in
this offering (assuming an initial public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses), and the receipt of the net proceeds thereof as set forth under "How We Intend to Use the Proceeds From the Offering." You should read this table in conjunction with our Financial Statements and the Notes thereto and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                        DECEMBER 31, 1998
                                                              --------------------------------------
                                                                   ACTUAL             AS ADJUSTED
                                                              -----------------    -----------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CASH AND CASH EQUIVALENTS...................................    $      1,786         $
                                                                ============         ============
LIABILITIES:
  Long-term debt and capital lease obligations (including
     current portion).......................................    $      6,531         $      6,531
  Borrowings from NYSERNet..................................           2,957                2,957
                                                                ------------         ------------
       Total long-term debt, borrowings from NYSERNet and
          capital lease obligations.........................           9,488                9,488
  Redeemable preferred stock -- 75,000 shares authorized;
     15,000 issued and outstanding, cumulative 14% dividend;
     $100 liquidation value.................................           1,500
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock -- 1,000,000 shares authorized, as
     adjusted...............................................
  Common stock, $.01 par value; 25,000,000 shares
     authorized; 10,026,325 shares issued and outstanding;
     60,000,000 shares authorized;      shares issued and
     outstanding, as adjusted(1)............................             100
  Common stock -- nonvoting, $.01 par value, 5,000,000
     shares authorized; 36,565 shares issued and
     outstanding............................................              --*                  --
  Additional paid-in capital................................           5,516
  Accumulated deficit.......................................         (14,623)             (14,623)
                                                                ------------         ------------
       Total stockholders' equity (deficit).................          (9,007)
                                                                ------------         ------------
Total capitalization........................................    $      1,981         $
                                                                ============         ============

---------------
  * Less than $500.

(1) Excludes 2,665,555 shares of common stock issuable as of December 31, 1998 upon exercise of options outstanding under AppliedTheory's 1996 Incentive Stock Option Plan at a weighted average exercise price of $2.39 per share. See Note H to the Financial Statements.

                                    DILUTION

     Dilution is the amount by which the initial public offering price paid by the purchasers of shares of common stock in the offering exceeds the net tangible book value per share of common stock after the offering. The net tangible book value per share of common stock is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the pro forma number of shares of common stock deemed to be outstanding on the date as of which such book value is determined.

     The net tangible book value of the common stock as of December 31, 1998 was a deficit of approximately ($0.90) per share. After giving effect to the sale of
the                shares of common stock of this offering and the application
of the estimated net proceeds therefrom of $     million (assuming an initial
public offering price of $     per share and after deducting underwriting
discounts and commissions and estimated offering expenses), the pro forma as adjusted net tangible book value of AppliedTheory at December 31, 1998, would
have been $     million, or $     per share. This represents an immediate
increase in the net tangible book value of $     per share to existing holders
of common stock and an immediate dilution of $     per share to new investors.
The following table illustrates this per share dilution:

Assumed initial public offering price.......................            $
                                                                        --------
  Net tangible book value deficiency per share as of
     December 31, 1998......................................  $(0.90)
  Increase attributable to new investors....................  $
                                                              ------
As adjusted net tangible book value after the offering......            $
                                                                        --------
Dilution to new investors...................................            $
                                                                        ========

     If the over-allotment option is exercised in full, the pro forma net tangible book value per share of common stock after giving effect to the
offering would be $     per share (assuming an initial public offering price of
$     per share and after deducting underwriting discounts and commissions and estimated offering expenses), the increase in the net tangible book value per
share would be $     and the dilution to persons who purchase shares of common
stock in the offering would be $     per share.

     The following table summarizes, as of December 31, 1998, the number of shares of common stock purchased from our company, the total consideration paid and the average price per share paid by the existing stockholders and new investors, adjusted to give effect of the sale of the shares of common stock in
the offering (assuming an initial public offering price of $     per share and
after deducting underwriting discounts and commissions and estimated offering expenses):

                                        SHARES PURCHASED       TOTAL CASH CONSIDERATION
                                      ---------------------    -------------------------    AVERAGE PRICE
                                        NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ----------    -------    ------------    ---------    -------------
Existing Stockholders...............  10,062,890          %     $5,356,268            %         $0.53
New Investors.......................
                                      ----------     -----      ----------       -----          -----
          Total.....................                 100.0%     $                100.0%
                                      ==========     =====      ==========       =====

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read together with "Management's Discussion and Analysis of Results of Operations and Financial Condition," and the historical financial statements of AppliedTheory and the Predecessor and notes thereto included elsewhere in this Prospectus.

     The selected financial data as of December 31, 1997 and 1998 and for the nine months ended September 30, 1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998 have been derived from audited financial statements included elsewhere in this Prospectus. The selected financial data as of September 30, 1996 and December 31, 1996, and as of and for the year ended December 31, 1995 are derived from audited financial statements not included in this prospectus. These audited financial statements of AppliedTheory and the Predecessor have been audited by Grant Thornton LLP, independent certified public accountants. The selected financial data as of and for the year ended December 31, 1994 are derived from unaudited financial statements, which, in management's opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation.

                                    PREDECESSOR (A)                           APPLIEDTHEORY
                        ---------------------------------------   --------------------------------------
                                                   NINE MONTHS    THREE MONTHS
                        YEAR ENDED DECEMBER 31,       ENDED          ENDED       YEAR ENDED DECEMBER 31,
                        -----------------------   SEPTEMBER 30,   DECEMBER 31,   -----------------------
                            1994         1995         1996            1996          1997         1998
                        ------------   --------   -------------   ------------   ----------   ----------
                        (UNAUDITED)          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of
  operations data:
Total net revenues....     $2,917        $4,942       $6,226           $3,076       $15,172      $22,563
Costs and expenses
  Cost of revenues....      2,815        5,163         5,742            2,331        10,796       13,316
  Sales and
     marketing........          5          466         1,298              792         3,706        6,400
  General and
     administrative...        496        1,185         2,819            1,591         4,283        5,233
  Research and
     development......         --           --           129               43           680          243
  Depreciation and
     amortization.....        106          126           158               81         1,095        1,672
  Other expenses......          2           --            --               --           112          900
                           ------      -------       -------       ----------    ----------   ----------
          Total costs
            and
           expenses...      3,424        6,940        10,146            4,838        20,672       27,764
Loss from
  operations..........       (507)      (1,998)       (3,920)          (1,762)       (5,500)      (5,201)
Interest income.......         --          (26)           --               --            --          (42)
Interest expense......         --           --             5               --           347          608
                           ------      -------       -------       ----------    ----------   ----------
Net loss..............       (507)      (1,972)       (3,925)          (1,762)       (5,847)      (5,767)
Preferred stock
  dividends...........         --           --            --               --           210          210
                           ------      -------       -------       ----------    ----------   ----------
Net loss attributable
  to common
  stockholders........     $ (507)     $(1,972)      $(3,925)         $(1,762)      $(6,057)     $(5,977)
                           ======      =======       =======       ==========    ==========   ==========
Basic and diluted loss
  per common share....                                                  $(.27)        $(.93)       $(.71)
                                                                   ==========    ==========   ==========
Shares used in
  computing basic and
  diluted loss per
  share...............                                              6,500,000     6,504,165    8,443,960
Other data:
  EBITDA (b)..........     $ (401)     $(1,846)      $(3,762)         $(1,681)      $(4,405)     $(3,529)
  Capital expenditures
     (c)..............        191          756            --              506         1,270        2,480

                                    PREDECESSOR (A)                           APPLIEDTHEORY
                        ---------------------------------------   --------------------------------------
                                                   NINE MONTHS    THREE MONTHS
                        YEAR ENDED DECEMBER 31,       ENDED          ENDED       YEAR ENDED DECEMBER 31,
                        -----------------------   SEPTEMBER 30,   DECEMBER 31,   -----------------------
                            1994         1995         1996            1996          1997         1998
                        ------------   --------   -------------   ------------   ----------   ----------
                        (UNAUDITED)          (IN THOUSANDS, EXCEPT PER SHARE DATA)
  Cash flow
     information:.....
     Net cash provided
       by (used in)
       operating
       activities.....        191          578        (2,098)            (834)       (5,185)      (2,704)
     Net cash provided
       by (used in)
       investing
       activities.....       (191)        (756)           56             (506)       (1,266)      (2,779)
     Net cash provided
       by financing
       activities.....         --          178         2,041            1,513         6,413        7,133

                                        PREDECESSOR(A)                         APPLIEDTHEORY
                            ---------------------------------------    -----------------------------
                                 DECEMBER 31,         SEPTEMBER 30,            DECEMBER 31,
                            ----------------------    -------------    -----------------------------
                               1994         1995          1996          1996       1997       1998
                            -----------    -------    -------------    -------    -------    -------
                            (UNAUDITED)                  (IN THOUSANDS)
Balance Sheet Data:
  Cash and cash
     equivalents..........           --         --            --          $173       $135     $1,786
  Working capital
     (deficiency).........        $(693)   $(2,982)      $(6,775)       (1,379)    (3,579)    (3,249)
  Total assets............        1,571      2,690         3,161         3,365      5,444     10,518
  Current portion of long-
     term debt and capital
     lease obligations....           --         --            --            --        211        551
  Long-term debt and
     capital lease
     obligations, less
     current portion......           --         --            --            --      4,361      5,979
  Borrowings from
     NYSERNet.............           --         --            --         1,500      2,445      2,957
  Redeemable preferred
     stock................           --         --            --            --      1,500      1,500
  Total stockholders'
     equity (deficit).....         (787)    (2,759)       (6,684)       (2,576)    (8,626)    (9,007)

---------------
(a) The operating activities prior to October 1, 1996 were conducted as a nonincorporated "division" of NYSERNet and are considered to constitute a predecessor business. The financial data presented as of and for the years ended December 31, 1994 and 1995, and as of and for the nine months ended September 30, 1996 reflect these activities on a "carved-out" basis from the historical financial statements of NYSERNet.

(b)EBITDA is loss from operations before interest, taxes, depreciation and amortization. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net loss as an indicator of the Company's operating performance or cash flow as a measure of liquidity, and should be examined in conjunction with the financial statements and notes thereto of the Company included elsewhere in this prospectus.

(c) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. Actual events or results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed in the sections entitled "Risk Factors" and "Business" and in the other sections of this prospectus. Such forward-looking statements speak only as of the date of this prospectus, and we caution potential investors not to place undue reliance on such statements.

OVERVIEW

     We are a leading provider of Internet solutions, offering an extensive array of high performance, reliable and scalable Internet technology products and services that can be tailored to meet our customers' requirements. We provide the following solutions, either individually or as part of a one-stop package:

     - Internet integration and enterprise portal development, including custom software application development, integration of legacy systems and Web site design and development;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting solutions; and

     - Internet connectivity, including VPN solutions, network and security consulting and dedicated Internet access.

     We market our products and services to mid-sized businesses (including mid-size departments of larger businesses) and public sector institutions, which we believe are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple IP-based vendors. Our comprehensive suite of IP-based services enables our customers to capitalize on the wide variety of critical data communication opportunities made possible by the Internet.

     Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 29 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's POPs, where we plan to have a physical local presence.

     We were incorporated in November 1995 and spun-off in October 1996 from NYSERNet, a not-for-profit consortium that was one of the founding institutions of the Internet, to pursue commercial IP-based opportunities. In August 1998, IXC and Grumman Hill invested $12.9 million and $6.5 million to acquire approximately 2.9 million and 1.5 million shares of our common stock. We issued
1.15 million of these shares for gross proceeds of approximately $5.1 million.

     REVENUE.  We derive our revenue from three principal services:

     - Internet integration and enterprise portal development;

     - Web hosting; and

     - Internet connectivity.

     We generally sell our services under contracts with terms ranging from one to five years.

     Beginning pro forma year ended December 31, 1996 to the year ended December 31, 1998, revenue from Internet integration and enterprise portal development increased from approximately 6% to approximately 26%. We expect revenue from these services to continue to increase as a percentage of total revenue in future periods, as we further emphasize them in our sales mix.

     Revenue from Internet integration and enterprise portal development services is typically derived from hourly and per module development fees, with additional fees being generated through ongoing services, such as the monitoring, management, hosting and maintenance of these applications and Web sites. Revenue from Web hosting services is typically derived from flat rates for co-location based on space, as well as from usage-sensitive storage and throughput fees, and additional fees from value-added services such as data mirroring and load balancing re-direction. Revenue from Internet connectivity services is typically derived from fixed price and usage based fees.

     COST OF REVENUE. Cost of revenue consists primarily of: backbone and Internet access costs; personnel costs to operate our network and data centers; personnel costs to provide Internet integration and enterprise portal development services; and access charges from local exchange carriers. We expect our cost of revenue to continue to increase in dollar amount but decline as a percentage of revenue as we expand our customer base and our product suite.

     SALES AND MARKETING EXPENSE. Sales and marketing expense consists primarily of advertising and marketing programs and personnel expenses, including salary and commissions. We expect to make a substantial investment in our sales and marketing groups to achieve and properly support the intended expansion in our customer base. We expect sales and marketing expenditures to continue to increase in dollar amount and as a percentage of revenue in 1999, and then to decline as a percentage of revenue thereafter.

     GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense consists primarily of personnel (including customer support), occupancy, general operating costs, professional fee expenses and research and development. We expect to make the necessary investments in the organization to properly manage the financial, legal and administrative aspects of the business. We expect general and administrative expense to increase in dollar amount in the future, reflecting growth in our operations and the costs associated with being a publicly held company, but to decline as a percentage of revenue.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense consists primarily of depreciation of computer equipment, office furniture and leasehold improvements.

     NET LOSSES. We have incurred net losses and have experienced negative cash flow from operations in each quarterly and annual period since our inception, October 1, 1996. Currently, we anticipate making significant investments in sales and marketing, new distributed data centers, customer support and personnel, and therefore believe that we will continue to experience net losses and incur negative cash flows from operations on a quarterly and annual basis for the foreseeable future.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUE. Revenue for the year ended December 31, 1998 totaled approximately $22.6 million, an increase of $7.4 million over revenue of approximately $15.2 million for the year ended December 31, 1997. This increased revenue reflects growth in revenue from our broadened product offerings to our customers and through our leveraged marketing arrangements with strategic partners. The growth in revenue derived from our Internet integration and enterprise portal development services represented approximately $4.0 million of the total increase. The increase in Internet connectivity of $2.8 million was primarily due to the increase in our customer base. Internet connectivity and Web hosting revenues accounted for approximately 74% of our revenue for the year ended December 31, 1998 as compared to approximately 87% of our revenue for the year ended December 31, 1997.

     COST OF REVENUE. Cost of revenue for the year ended December 31, 1998 totaled approximately $13.3 million compared with approximately $10.8 million for the year ended December 31, 1997. This increase is attributable to the overall growth in the size of our network. As a percentage of revenue, cost of revenue declined to 59% of revenue in the year ended December 31, 1998 from 71% of revenue in the year ended December 31, 1997. This decrease was due to increased network utilization associated with our revenue growth and an increase in revenues, as a percentage of revenue, from higher margin Web hosting and Internet integration and enterprise portal development services.

     SALES AND MARKETING. For the years ended December 31, 1998 and 1997, sales and marketing expense was approximately $6.4 million and $3.7 million. The $2.7 million increase in 1998 reflects a substantial investment in the sales and marketing organizations necessary to support our expanded customer base. This increase also reflects a growth in subscriber acquisition costs, related to both increased direct marketing efforts as well as commissions paid to distribution partners. Additionally, the increase reflects increased marketing efforts. Sales and marketing expense as a percentage of revenue increased to 28% for the year ended December 31, 1998 from 24% for the year ended December 31, 1997 as a result of our increased commitment to building our sales and marketing program.

     GENERAL AND ADMINISTRATIVE. For the years ended December 31, 1998 and 1997, general and administrative expenses were approximately $5.5 million and $5.0 million. An increase in general and administrative expenses of approximately $1.0 million was primarily attributable to (a) compensation expense relating to Stock Appreciation Rights, (b) cost related to recruiting new personnel and (c) increases necessary to manage the financial, legal and administrative business, offset by a decrease in research and development from $0.7 million to $0.2 million. For the year ended December 31, 1998, general and administrative expense, including research and development declined as a percent of revenue to 24% from 33% for the year ended December 31, 1997 as a result of our increased revenue.

     DEPRECIATION AND AMORTIZATION. For the years ended December 31, 1998 and 1997, depreciation and amortization expense was approximately $1.7 million and $1.1 million. The increase in depreciation and amortization of approximately $0.6 million is principally attributable to acquisition of computer equipment used in support of our Web hosting and internet integration and enterprise portal development customers.

     INTEREST EXPENSE. Interest expense was approximately $0.6 million and $0.3 million for the years ended December 31, 1998 and 1997. The increase in interest expense of $0.3 million is attributable to the increase in outstanding borrowings under financing agreements. During the year ended December 31, 1998, cash payments of approximately $0.2 million in interest expense were deferred until December 2001.

     OTHER EXPENSE. On December 21, 1998, we adopted a plan which was approved by our Board of Directors to close a leased facility principally used as a Web hosting data center. The facility has experienced operational difficulties which limited its usability as a Web hosting site and its ability to generate sufficient revenues. In connection with the plan of abandonment, we have recorded a $0.9 million charge to operations for the year ended December 31, 1998 consisting of (i) a $0.5 million write-down of equipment and leasehold improvements to our management's estimate of their fair value of approximately $0.1 million in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed
Of " and (ii) a $0.4 million accrued liability relating to equipment leases and facility operating leases, net of anticipated subrental income in accordance with the provisions of EITF 94-3, "Liability Recognized for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The plan calls for the Web hosting customer base served from this facility, located in New York City, and the related revenues, which are not significant, to be transitioned to another facility by September 1999.

     NET LOSS. For the year ended December 31, 1998, our net loss attributable to common stockholders totaled $6.0 million as compared to $6.1 million for the year ended December 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1996

     The 1996 pro forma results of operations represent the aggregation of the nine months ended September 30, 1996 in which we conducted operations as a non-incorporated division of NYSERNet and the three months ended December 31, 1996 under its present corporate structure. The financial statements for the nine months ended September 30, 1996 reflect the division's operating activities on a "carved out" basis from the historical financial statements of NYSERNet.

     REVENUE. Revenue for the year ended December 31, 1997 totaled approximately $15.2 million, an increase of $5.9 million over revenue of $9.3 million for the year ended December 31, 1996. This increased revenue reflects growth in revenue from our broadened product offerings to our enterprise customers and through our leveraged marketing arrangements with our strategic partners, as well as continued growth in revenue derived from our Internet integration services and enterprise portal development services customers. Internet connectivity and Web-hosting revenues accounted for approximately 87% of our revenue for the year ended December 31, 1997 as compared to approximately 94% of our revenue for the year ended December 31, 1996.

     COST OF REVENUES. Cost of revenue for the year ended December 31, 1997 totaled approximately $10.8 million compared with $8.1 million for the year ended December 31, 1996. This increase is attributable to the overall growth in the size of our network. As a percentage of revenue, cost of revenue declined to 71% of revenue in the year ended December 31, 1997 from 87% of revenue in the year ended December 31, 1996. This decrease was due to increased network utilization associated with our revenue growth and an increase, as a percentage of revenue, in the higher margin Web hosting and Internet integration services and enterprise portal development services revenues.

     SALES AND MARKETING. For the years ended December 31, 1997 and 1996, sales and marketing expense was approximately $3.7 million and $2.1 million. The $1.6 million increase in 1997 relates to an increased marketing and advertising program along with a buildup of the direct sales force due to our focused growth into the commercial market. Sales and marketing expense as a percentage of revenue increased to 24% for the year ended December 31, 1997 from 22% in the year earlier period.

     GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of personnel expense, occupancy, customer support and professional fees. For the years ended December 31, 1997 and 1996, general and administrative expenses were approximately $5.0 million and $4.6 million. This higher level of expense is principally related to the increase in research and development of approximately $0.5 million in the area of enterprise portal development and Web hosting. For the year ended December 31, 1997, general and administrative expense declined to 33% from 50% for the year ended December 31, 1996 as a result of our increased revenue and cost containment program.

     DEPRECIATION AND AMORTIZATION. For the years ended December 31, 1997 and 1996, depreciation and amortization expense was approximately $1.1 million and $0.2 million. The increase in depreciation and amortization is directly attributed to the high level of property and equipment acquired for use in our business.

     INTEREST EXPENSE. Net interest expense was approximately $0.3 million for the year ended December 31, 1997. Net interest expense for the year ended December 31, 1996 was negligible. The increase in interest expense is attributed to increased borrowings under financing agreements.

     OTHER EXPENSE. During the year ended December 31, 1997, we recorded approximately $0.1 million of expense relating to a loss from the disposal of equipment.

     NET LOSS. For the year ended December 31, 1997 the net loss attributable to common stockholders totaled $6.1 million as compared to $5.7 million for the year ended December 31, 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited statement of operations data for the eight quarters ended December 31, 1998, as well as the percentage of our revenues represented by each item. This data has been derived from unaudited interim financial statements prepared on the same basis as the audited financial statements contained herein and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with the financial statements and notes hereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

                                                                      QUARTER ENDED
                        ---------------------------------------------------------------------------------------------------------
                                              1997                                                  1998
                        ------------------------------------------------   ------------------------------------------------------
                        MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30    SEPTEMBER 30(A)   DECEMBER 31(B)
                        --------   --------   ------------   -----------   --------   --------   ---------------   --------------
                                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF
  OPERATIONS
Total net revenues....   $3,617    $  3,908     $  3,755      $  3,892      $5,334    $  4,782      $  6,188          $  6,259
Costs and expenses:
  Cost of revenues....    2,366       2,807        2,746         2,877       2,940       2,864         3,433             4,079
  Sales and
    marketing.........      505         833          992         1,376       1,438       1,536         1,771             1,655
  General and
    administrative....    1,229       1,228        1,286         1,220       1,089       1,133         1,826             1,428
  Depreciation and
    amortization......      201         230          233           431         360         399           422               491
  Other expenses......       --           1           38            73           2          --            (2)              900
                         ------    --------     --------      --------      ------    --------      --------          --------
         Total........    4,301       5,099        5,295         5,977       5,829       5,932         7,450             8,553
                         ------    --------     --------      --------      ------    --------      --------          --------
Loss from
  operations..........     (684)     (1,191)      (1,540)       (2,085)       (495)     (1,150)       (1,262)           (2,294)
Net interest
  expense.............       26          71          118           132         142         141           141               142
                         ------    --------     --------      --------      ------    --------      --------          --------
Net loss..............   $ (710)   $ (1,262)    $ (1,658)     $ (2,217)     $ (637)   $ (1,291)     $ (1,403)         $ (2,436)
                         ======    ========     ========      ========      ======    ========      ========          ========

                                              1997                                                  1998
                        ------------------------------------------------   ------------------------------------------------------
                        MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30    SEPTEMBER 30(A)   DECEMBER 31(B)
                        --------   --------   ------------   -----------   --------   --------   ---------------   --------------
PERCENTAGE OF REVENUE:
Total net revenues....      100%        100%         100%          100%        100%        100%          100%              100%
Costs and expenses:
  Cost of revenues....       65          72           73            74          55          60            55                65
  Sales and
    marketing.........       14          21           26            35          27          32            29                26
  General and
    administrative....       34          31           34            31          20          24            30                23
  Depreciation and
    amortization......        6           6            7            12           7           8             6                 9
  Other expenses......        0           0            1             2           0           0            (0)               14
                         ------    --------     --------      --------      ------    --------      --------          --------
Loss from
  operations..........      (19)        (30)         (41)          (54)         (9)        (24)          (20)              (37)
                         ------    --------     --------      --------      ------    --------      --------          --------
Net interest
  expense.............        1           2            3             3           3           3             2                 2
                         ------    --------     --------      --------      ------    --------      --------          --------
Net loss..............      (20)%       (32)%        (44)%         (57)%       (12)%       (27)%         (22)%             (39)%
                         ======    ========     ========      ========      ======    ========      ========          ========

---------------
(a) Includes compensation expense included in general and administrative of approximately $0.3 million relating to stock appreciation rights. Reference is made to Note H of the audited financial statements.
(b) Other expenses represent a charge for the writedown of equipment and leasehold improvements and an accrued liability for costs relating to the closing of a leased facility aggregating $900,000. Reference is made to Note C of the audited financial statements.

FACTORS AFFECTING OPERATING RESULTS

     We have experienced significant fluctuations in our results of operations on a quarterly and annual basis. We expect to continue to experience significant fluctuations in our future quarterly and annual results of operations due to a variety of factors, many of which are outside our control, including:

     - demand for and market acceptance of our services;

     - fluctuations in data communications and telecommunications costs;

     - reliable continuity of service and network availability;

     - customer retention;

     - the timing and success of our marketing efforts;

     - the timing and magnitude of capital expenditures, including costs relating to the expansion of operations;

     - the timely expansion of existing facilities and completion of new facilities;

     - the ability to increase bandwidth as necessary;

     - fluctuations in bandwidth used by customers;

     - the timing and magnitude of expenditures for sales and marketing;

     - introductions of new services or enhancements by us and our competitors;

     - the timing of customer installations and related payments;

     - the ability to maintain or increase peering;

     - periodic customer discounts;

     - the introduction by third parties of new Internet services;

     - increased competition in our markets;

     - growth of Internet use and establishment of Internet operations by mainstream enterprises;

     - changes in our and our competitors' pricing policies;

     - changes in regulatory laws and policies;

     - economic conditions specific to the Internet industry; and

     - general economic factors.

     In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to data communications and telecommunications costs, depreciation, real estate, interest expenses and personnel, and therefore our future results of operations will be particularly sensitive to fluctuations in revenues. Due to all of the foregoing factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors -- Our annual and quarterly operating results are subject to significant fluctuations."

LIQUIDITY AND CAPITAL RESOURCES

     We had an accumulated deficit of $14.6 million at December 31, 1998, and have used cash of $8.7 in the aggregate to fund operations since our inception on October 1, 1996, through December 31, 1998. To date, we have satisfied our cash requirements primarily through the sale of common and preferred stock and borrowings under credit agreements and equipment financing arrangements. Our principal uses of cash are to fund operations, working capital requirements and capital expenditures. At December 31, 1998, we had $1.8 million in cash and cash equivalents and a $3.2 million working capital deficit. Net cash used in operating activities for the years ended December 31, 1998 and 1997 was approximately $2.7 million and $5.2 million. Net cash used in investing activities for the years ended December 31, 1998 and 1997, was approximately $2.8 million and $1.3 million. For the years ended December 31, 1998 and 1997, cash of approximately $7.1 million and $6.4 million was provided by financing activities. Cash provided by financing activities in the year ended December 31, 1998, included approximately $5.0 million in net proceeds from the sale of 1,150,000 shares of common stock to IXC and Grumman Hill.

     Net cash used in operating activities for the pro forma year ended December 31, 1996 was $2.9 million. Net cash used in investing activities was approximately $0.5 million, and net cash provided by financing activities was $3.6 million.

     As of December 31, 1998, our operating lease obligations will be $0.9 million, $0.9 million, and $0.8 million for 1999, 2000, and 2001.

     On January 20, 1998, we obtained a secured line of credit with Fleet National Bank for $7.5 million which expires on January 19, 2001. Borrowings under this line are secured by substantially all our assets and by a maximum of $5.5 million of cash and cash equivalents, government securities, corporate securities or corporate equities pledged by NYSERNet. At December 31, 1998, borrowings under this line amounted to $5.4 million. As of December 31, 1997, pursuant to the credit agreement referred to above, we refinanced our short-term lines of credit on a long-term basis. Accordingly, the $4.1 million line of credit balance as of December 31, 1997 was classified on the terms of the refinancing agreement. The credit agreement provides for the payment of the unpaid principal balance of all amounts advanced on January 19, 2001. Interest is charged and payable on a monthly basis as determined by us either at LIBOR plus 50 basis points or at the prime rate less 200 basis points. As of December 31, 1998, as a result of certain restrictions, only $70,000 of additional credit was available under this agreement. We also have an unsecured borrowing facility with NYSERNet, which provides for borrowings up to a maximum amount of approximately $6.2 million, less any preferred stock issued to NYSERNet. Interest on the loans accrues at the prime rate (8.5% and 8.0% at December 31, 1997 and 1998) and payments are deferred for five years from the date of cash advance, or January 1, 2002, whichever is earlier. As of December 31, 1998, $2.0 million was available under this borrowing facility.

     We have made capital investments in our network operations center, data center and other capital assets totaling $0.5 million, $1.3 million and $2.5 million in the pro forma years ended December 31, 1996 and 1997 and 1998, respectively.

     Since we expect to continue to incur additional operating losses, we intend to utilize the net proceeds from this offering to meet our short-term capital requirements. We believe that proceeds from the offering will be sufficient to meet our anticipated cash needs for working capital and for the acquisition of capital equipment through at least the end of 1999. However, there can be no assurance as to the period of time through which our financial resources will be adequate to support our operations. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional financing, if needed, will be available on terms acceptable to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish its rights to certain of its technologies. See "Risk Factors -- There is uncertainty as to our ability to obtain future financing to meet our capital needs."

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements.

     We are currently conducting our Year 2000 readiness review. The review will include assessment, implementation, testing and contingency planning. To date, we have evaluated our internally developed software and believe that such software is Year 2000 compliant. However, we utilize software and hardware developed by third parties both for our network and internal information systems. We have sought assurances from certain of our vendors and intend to continue to seek assurances from others, that such vendors' products are or will be Year 2000 compliant.

     We expect to continue assessing and testing our internal IT and non-IT systems into 1999. We are not currently aware of any material operations issues or costs associated with preparing our internal IT and non-IT systems for the Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

     Based upon the public filings and press releases of our primary equipment, telecommunications and data communications providers, we are aware that all such providers are in the process of reviewing and implementing their own Year 2000 compliance programs. Since we do not believe that we will be afforded the opportunity to test the systems of these providers, we will seek assurances from them that they are Year 2000 compliant. If our primary vendors experience business interruption as a result of the failure to achieve Year 2000 compliance, our ability to provide Internet connectivity could be impaired, which could have a material adverse effect on our business, results of operations and financial condition.

     We do not currently have any information regarding the Year 2000 status of our customers, most of whom are private companies. As is the case with similarly situated companies, if our customers experience Year 2000 problems, which result in business interruptions or otherwise impact their operations, we could experience a decrease in the demand for our services, which could have a material adverse impact on our business, results of operations and financial condition.

     We have not incurred any significant expenses to date associated with our Year 2000 plan and are not aware of any material costs associated with our anticipated Year 2000 efforts. We believe that a material loss of revenues that could materially adversely affect our business, results of operations and financial condition would arise only if our major customers or providers fail to achieve Year 2000 readiness. We have not yet developed a comprehensive contingency plan to address the issues which could result from such failure.

                                    BUSINESS

OUR COMPANY

     We are a leading provider of Internet solutions, offering an extensive array of high performance, reliable and scalable Internet technology products and services that can be tailored to meet our customers' requirements. We provide the following solutions, either individually or as part of a one-stop package:

     - Internet integration and enterprise portal development, including custom software application development, integration of legacy systems and Web site design and development;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting solutions; and

     - Internet connectivity, including VPN solutions, network and security consulting and dedicated Internet access.

     We market our products and services to mid-sized businesses (including mid-size departments of larger businesses) and public sector institutions, which we believe are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple IP-based vendors. Our comprehensive suite of IP-based services enables our customers to capitalize on the wide variety of critical data communication opportunities made possible by the Internet.

     Superior customer service is a cornerstone of our operational strategy. Our 97% customer satisfaction in the second half of 1998, based on completed surveys, demonstrates our exceptional performance. As a result, our revenue churn has averaged less than 0.15% over the last two years, a rate which is well below industry averages. As of December 31, 1998, we had over 650 direct and indirect enterprise customers in a wide range of industries, which customers include:

     - Bank of New York, General Electric Corporation, theglobe.com, Inc., NEC Corporation, Road Runner Computer Systems, Inc., Eastman Kodak Company, KPMG Peat Marwick LLP, Northrop Grumman Corporation and Bell Atlantic Corp.;

     - through NYSERNet, Cornell University, Columbia University, New York University, the New York Public Library and the New York City Board of Education; and

     - through the New York State Department of Labor, the U.S. Department of Labor and a consortium of 46 states and territories.

     Our existing network consists primarily of a robust, regional backbone. Together with IXC, a significant equity holder in our company, we are in the process of deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone network to carry both research and commercial traffic. The Gemini2000 Network is a fully redundant, high performance national network that will enable us to offer Internet access and backbone transport services at speeds that are 100 to 1,000 times greater than those generally available to end users today. We also intend to build three new distributed data centers, co-located at Gemini2000 Network super-core sites, linked together to form a "virtual gigacenter." Our network and distributed data centers will enable us to offer our customers:

     - greater network reliability;

     - lower downtime;

     - simpler configurations for connecting multiple site locations;

     - specialized VPN solutions;

     - faster downloading of data;

     - reduced Web server load; and

     - better disaster recovery.

     Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 29 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's POPs, where we plan to have a physical local presence.

     We were incorporated in November 1995 and spun-off in October 1996 from NYSERNet, a not-for-profit consortium that was one of the founding institutions of the Internet, to pursue commercial IP-based opportunities. In August 1998, IXC and Grumman Hill invested $12.9 million and $6.5 million to acquire approximately 2.9 million and 1.5 million shares of our common stock. We issued
1.15 million of these shares for net proceeds of approximately $5.0 million.

OUR INDUSTRY

     The Internet has grown rapidly in the 1990s and has emerged as a global medium for communications and commerce. The Internet's growth is driven by a number of factors, including the large and increasing number of cheaper, faster and more powerful multimedia home and office computers, advances in network designs, greater availability of Internet-based software and applications, the emergence of useful content and e-commerce technologies and convenient, fast and inexpensive Internet access. According to IDC, the total number of Internet users worldwide reached 69 million in 1997 and will increase to approximately 320 million by 2002.

     The Internet presents a compelling profit opportunity for businesses, as it enables them to reduce operating costs, access valuable information and reach new markets. Likewise, the Internet presents a compelling opportunity for public sector institutions, as it helps them serve their constituencies more cost-effectively and conveniently, and comply with certain federal and state mandates. To take advantage of these opportunities, organizations must have:

     - an open universal interface (a doorway or "enterprise portal" to the Internet);

     - Web site presence; and/or

     - Internet access.

     An enterprise portal links an organization's internal systems and databases to the Internet, facilitating internal information sharing and external interaction. Creation of an enterprise portal requires customized software development and integration to coordinate legacy systems with newer Internet-based client/server architecture. According to The Yankee Group, the market for network integration and consulting services is expected to grow from approximately $29.6 billion in 1997 to approximately $52 billion in 2001.

     A Web site on the Internet provides a tangible identity and interactive presence on the Internet. Businesses initially established Web sites as a means of improving internal and external corporate communications. Today, they are increasingly utilizing the Internet for mission-critical applications, such as sales and marketing, customer communication and service and project coordination, as well as in many cases expanding their businesses through newly developed e-commerce applications. According to Forrester Research, Inc. (Forrester), Web hosting revenues will grow from $362 million in 1997 to $10.5 billion in 2002.

     Internet access provides a basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. Today, Internet access is the primary component of the Internet services market. Access services include high-speed dedicated access primarily for larger organizations and dial-up access for individuals and small enterprises. Forrester projects that revenues from Internet access services in the United States will grow from $5.8 billion in 1997 to $38.1 billion in 2002.

OUR MARKET OPPORTUNITY

OVERVIEW

     Expanded uses of the Internet and greater demands for existing Internet-based applications are driving an evolution and expansion in Internet services, as well as the networks over which they are delivered. Examples of existing and next generation uses of the Internet include the following:

--------------------------------------------------------------------------------------------------------
      EXISTING USES           NEXT GENERATION ENHANCEMENTS           NEXT GENERATION NEW SERVICES
--------------------------------------------------------------------------------------------------------
      E-mail
                              Distance learning                      Telemedicine
      Basic e-commerce
                              Graphics-intensive e-commerce          Full-motion video downloading
      Web site presence
                              High-capacity interactive Web sites    Multi-media interactive
                                                                     virtual reality sites
      Low-quality video
      conferencing
                              High-quality, real-time video
                              conferencing
      Order entry
                              Inventory control
--------------------------------------------------------------------------------------------------------

     This growth and evolution in Internet applications is driving the need for:

     - integration of internal systems and databases with Internet applications (enterprise portal development);

     - more complex, data intensive and interactive Web sites (Web hosting services); and

     - more network bandwidth with faster, more reliable Internet access (Internet connectivity).

THE INTERNET ENTERPRISE PORTAL -- INTEGRATING LEGACY SYSTEMS WITH THE INTERNET

     To facilitate e-commerce and extend communications reach and information sharing, databases and systems must be accessible to the Internet and Web sites need to be integrated with underlying resident enterprise data and systems in an open universal interface (a doorway or "enterprise portal" to the Internet). Systems and databases which were designed before the advent of the Internet (legacy systems) must often be modified and augmented in order to inter-operate with newer Internet-based client/server architectures.

WEB SITE MANAGEMENT AND E-COMMERCE

     E-commerce and other next generation applications (essential to realizing the rapid growth in Internet services) are complex and require guaranteed bandwidth availability and minimal latency, thus necessitating a network which incorporates performance and quality of service guarantees and committed access rates. State-of-the-art network infrastructure is required, as are the most advanced distributed data centers and collaborative outsourcing arrangements. Next generation data centers will require a secure environment, geographic diversity, enhanced content caching, leading edge network caching, mirroring and load-balancing re-direction to enable virtual linking of data centers for greater effectiveness. These features allow for faster downloading, reduced Web server load, greater network reliability and performance and better disaster recovery.

INTERNET ACCESS

     Demand for higher speed and more reliable access will continue to escalate as new users access the Internet, existing users increase their usage and demand increases for new and higher performance. We believe that as more companies begin to implement mission-critical business applications on the Internet, the reliability and security of their Internet communications will be a key concern.

NEED FOR ONE-STOP INTERNET SOLUTION

     To take full advantage of the communication and commerce opportunities made available by the Internet, enterprises will require more than a basic connection. They will need:

     - fast and reliable connections to the Internet;

     - sophisticated Web sites to attract and retain users and customers;

     - access to enterprise information for internal communication and for their Web sites; and

     - to procure and manage the services and operations to integrate all these needs.

     While all organizations face challenges in meeting these needs, we believe mid-sized businesses (including mid-size departments of larger businesses) and government agencies, in particular, have an acute problem. Generally, they maintain small IT departments and do not have the resources to internally develop and manage all the components of their Internet strategies.

     Traditionally, enterprises have sought solutions from a variety of service providers (including system integrators, ISPs, hardware and software vendors and telecommunication companies), each of which satisfies one or two elements of the total Internet problem. We believe these enterprises will demand a single provider that offers all elements of Internet solutions -- design, integration, implementation, Internet connection and operational management.

OUR SOLUTION

     We believe that mid-sized businesses (including mid-size departments of larger businesses) and public sector institutions are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple IP-based vendors. Our comprehensive suite of IP-based products and services enables our customers to capitalize on the wide variety of data communication opportunities made possible by the Internet.

     We offer an extensive array of high performance, reliable and scalable Internet products and services, including Internet integration and enterprise portal development, Web hosting services and Internet connectivity. We integrate these services to offer customized, IP-based applications and services that enable our commercial customers to extend their enterprises, leverage existing legacy databases and systems and take advantage of Internet-based marketing opportunities. Public sector customers similarly benefit by making greater use of the Internet to serve their constituencies more cost-effectively and conveniently and comply with federal and state mandates.

     Key advantages we offer our customers include:

     - FLEXIBLE AND SCALABLE INTERNET SOLUTIONS. Our Internet integration and enterprise portal development solutions are customized to meet our customers' needs. These solutions make use of our customers' existing legacy databases and systems and provide them with highly integrated IP-based capabilities that deliver high performance. Our solutions are designed to easily accommodate a large and rapidly growing number of users, as well as to facilitate distribution of the application over geographically dispersed servers.

            Our custom billing software for burstable service and our ability to access incremental bandwidth through our strategic relationship with IXC allow us to quickly scale solutions to meet a customer's needs. For example, upon completion of the Gemini2000 Network, we will offer dynamic bandwidth management, empowering our customers to monitor, regulate and allocate bandwidth usage within their organizations, all from their desktops.

     - ROBUST AND RELIABLE INFRASTRUCTURE. Our existing network consists principally of a robust, regional backbone, which has had customer uptime performance of over 99.9% over the last three years. Together with IXC, we are in the process of deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone network to carry both research and commercial traffic.

       The Gemini2000 Network is a fully redundant, high performance national network that will enable us to offer Internet access and backbone transport services at speeds which are 100 to 1,000 times greater than those generally available to end users today. It will also enable us to offer our customers greater network reliability, lower downtime, simpler configurations for connecting multiple site locations and remote access VPNs.

     - ADVANCED DATA MANAGEMENT. Our distributed data centers will enable our customers to provide their customers and end-users with the fastest, clearest and most reliable Web access available today, allowing for data mirroring, load balancing re-direction, redundancy and content caching. These features will benefit our customers through faster downloading of data, reduced Web server load, greater network reliability and performance and better disaster recovery. Distributed data centers typically present a challenge to IT administrators because they result in less efficient use of resources, require synchronization of data in almost real time and are more complex in their operation. However, the advanced architecture of the Gemini2000 Network will enable us to tie our distributed data centers together to form a single "virtual gigacenter," thereby allowing us to deliver to our customers all the advantages of distributed data centers without the corresponding difficulties.

     - SUPERIOR CUSTOMER SUPPORT. Our mission is to provide the best customer support in the Internet business. We invest heavily in systems and training, understand the technical requirements of our customers and work with them to optimize business objectives through the Internet. Our 97% customer satisfaction in the second half of 1998, based on completed surveys, demonstrates our exceptional performance. As a result, our revenue churn over the last two years has averaged less than 0.15%, a rate which is well below industry averages.

OUR STRATEGY

     Our objective is to become the leading national provider of advanced Internet technology solutions to mid-sized businesses (including mid-size departments of larger businesses) and selected public sector organizations. To achieve this objective, our strategy is to:

     - OFFER ONE-STOP SOLUTIONS TO THE BUSINESS MID-MARKET AND PUBLIC
       SECTORS. We will market our one-stop solutions to mid-sized businesses (including mid-size departments of larger businesses) and public sector organizations, initially focusing on sophisticated users of the Internet within these markets. We believe these markets are seeking single vendors who can provide a full set of Internet technology solutions. We believe the Gemini2000 Network, our new data centers and our expertise in providing Internet enterprise portal development, Web hosting and Internet connectivity position us well to serve this market.

     - RAPIDLY EXPAND SALES AND MARKETING EFFORTS. Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 29 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's POPs, where we plan to have a physical local presence.

     - LEVERAGE PUBLIC SECTOR EXPERIENCE AND RELATIONSHIPS. We have extensive experience working with clients in the academic and government sectors, which we believe are underserved markets. We designed, continually develop and maintain America's Job Bank, an enterprise-wide Web site and Intranet developed for the United States Employment Service. AJB is one of the largest and most visited employment sites in the United States, averaging over 2.3 million hits per day. We have leveraged the experience gained from this project to become a leader in providing custom applications development and outsourcing to federal and state governments. Working with NYSERNet and other non-profit institutions allows us to benefit from the research and development activities of those early adopters of leading edge technologies and applications. We have been chosen to operate the NYSERNet2000 Network, one of the first examples of "next generation" gigabit networks in the United States. We intend to further leverage our relationships in targeting new university, government and business customers.

     - COMPLETE NATIONAL NETWORK BUILDOUT. Currently, we offer Internet enterprise portal development services and limited Web hosting services on a national scale, while our Internet access and VPN offerings are limited primarily to New York State. Much of the physical infrastructure required for the Gemini2000 Network is already in place, and it is intended that the network will be fully operational by the end of September 1999. When complete, the Gemini2000 Network will total over 70,000 miles of OC48 capacity, eight super-core sites and over 100 POPs. We intend to build three new data centers, which will be co-located at Gemini2000 Network super-core sites. These data centers will be linked together to form a "virtual gigacenter," benefiting customers through faster downloading, reduced Web server load, greater network reliability and performance and better disaster recovery.

     - MINIMIZE CAPITAL EXPENDITURES. We intend to focus on the delivery of value-added Internet technology solutions, rather than the direct ownership and management of physical infrastructure. IXC has publicly announced its intention to complete construction of, and maintain, the Gemini2000 Network physical infrastructure, including all connectivity electronics. We will be responsible for designing and implementing integration systems to connect customers to the Gemini2000 Network, as well as all the first line customer service functions, which are much less capital intensive.

     - JOINTLY MARKET AND SELL WITH IXC. We intend to work closely with IXC to jointly market and sell Gemini2000 Network products and services through Web and print media advertising, trade shows and other lead generation activities and by making presentations to clients of both companies. Because the Gemini2000 Network is a joint offering, sales generated by either IXC or us will yield a revenue stream for both companies.

     - ACQUIRE COMPLEMENTARY ASSETS OR BUSINESSES. We intend to opportunistically consider acquisitions of complementary assets, technologies and businesses that offer the potential to expand the speed of our sales and marketing efforts, increase our customer base or enhance the breadth, depth and variety of our product offerings.

MANAGEMENT

     Our management has extensive expertise in IP-based applications and services. AppliedTheory was formed by NYSERNet, a not-for-profit consortium that was one of the founding institutions of the Internet, to pursue commercial IP-based opportunities. Dr. Richard Mandelbaum, our Chairman of the Board and Chief Executive Officer, is a recognized architect of the Internet and one of the four founders of NYSERNet. Our senior managers have on average over 10 years of experience in IP-based applications and services.

PRODUCTS AND SERVICES

     We currently offer our customers a full array of high performance, reliable and scalable Internet products and services. These include:

     - Internet integration and enterprise portal development, including custom software application development, integration of legacy systems and Web site design and development;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting solutions; and

     - Internet connectivity, including VPN solutions, network and security consulting and dedicated Internet access.

     We integrate these services to offer customers highly tailored, IP-based applications that enable them to capitalize on the wide variety of data communication opportunities made possible by the Internet. These services can be layered to allow customers to outsource an increasing portion of the management of their Internet operations. All of our products and services are fully supported by our Customer Support Center 24 hours a day, 7 days a week, 365 days a year (24x7).

INTERNET INTEGRATION AND ENTERPRISE PORTAL DEVELOPMENT

     Most software applications have been designed for mainframes or client/server environments. Few applications have been designed to optimize IP use. Those that have been are referred to as "network-centric," "Internet-centric" or "IP-centric" applications. While most applications developers are unskilled in this area, one of our key strengths is our ability to develop Internet-centric applications and a unique methodology for the adaptation of existing legacy and client/server systems for the Web environment. This adaptation tends to save customers money since the alternative approach is to re-write an entire information system for the Web. Our Internet-centric approach for new applications maximizes the efficiency of the applications and minimizes network and other resources used, thus potentially offering significant cost savings to customers.

     Our Internet integration and enterprise portal development services include custom software application development, Web enabling and integration of legacy systems and Web site design and development. In this regard, we have developed technology for creating new applications that operate by accessing multiple, concurrent databases residing on multiple platforms. This results in a new application which has all the advantages of the older legacy systems plus the tremendous reach of the Web.

     A key adjunct to our custom software application development is Web site design and development. In addition to our in-house Web site design and graphics experts, we also collaborate with experienced Web design firms. Since Web site design and development is a critical part of the completed project, this process is managed as an integral part of the application development process. Web developers are a significant source of new business for us, as they are often approached to develop e-commerce Web sites for which we provide custom application development, custom hosting and network services.

     An example of an Internet enterprise portal application is the replacement of a multiple step, fax-based workflow system with an Internet-based data collection system. For instance, any geographically dispersed organization that needs to process product applications could use an Internet-based data collection system. Remote personnel could use their PCs to transmit these forms to interface with a central mainframe system. This Web-enabled process saves time and expense and avoids inaccuracies associated with faxing and manually inputting those forms.

     We work closely with our customers throughout the design, development and deployment process to ensure effective identification and fulfillment of critical success factors, rapidly delivering the highest possible quality applications while containing costs. We employ a combination of our own technologies and "best-of-breed" third party tools.

WEB HOSTING SOLUTIONS

     Our Web hosting services are designed to provide customers with the high performance, scalability and flexibility they need to create, maintain and/or expand the functionality of a Web presence. We maintain a primary Internet data center in Syracuse, New York and a secondary one in New York City and plan to add three Internet data centers in 1999. Each new center will be fiber co-located with a Gemini2000 Network super-core site. Our advanced load balancing re-direction, data mirroring, redundancy and content caching capabilities will enable us to link these multiple data centers together to form a single "virtual gigacenter." This will provide our customers with the advantages of geographically dispersed facilities and the simplicity and economies of a single center.

     To meet the differing demands of our customers, we offer Web hosting solutions with varying degrees of customization and value-added content, including:

     - Custom Web hosting;

     - Shared Server hosting;

     - Dedicated Server hosting; and

     - Co-location.

     CUSTOM WEB HOSTING. We provide highly customized Web hosting solutions which accommodate our custom software applications. We customize applications on our hosting platforms, which allows for testing of the applications. The fully tested applications are then moved into operation in our production hosting environment. We provide the appropriate hardware environment and database technology to best serve the needs of the application; and the custom hosting environment is specifically designed for scalability.

     SHARED SERVER WEB HOSTING. Our shared server Web hosting services enable customers to efficiently, reliably and cost-effectively establish a sophisticated Web presence and distribute information over the Internet without purchasing, configuring, maintaining or administering the necessary Internet hardware and software. Customers can choose between UNIX and Windows NT platforms, with three levels of performance and service available within each platform line. Each offering within the UNIX and Windows NT platform lines is scalable upwards to the next level of performance. At the request of a customer, we may incorporate software applications that are not part of our standard product offerings.

     DEDICATED SERVER WEB HOSTING. We also offer dedicated server Web hosting solutions for larger customers that require substantially more server and network capacity than that provided under the shared hosting plans. The dedicated Web hosting service offerings provide customers with a UNIX or Windows NT-based dedicated server that is procured, owned and managed by us but reserved strictly for a particular customer's individual use. Unlike some companies providing dedicated Web hosting services, we also support the operating system and Web server and select applications. Dedicated server Web hosting enables a customer to host complex Web sites and applications without the need to incur significant infrastructure and overhead costs.

     CO-LOCATION. Co-location services are offered for customers who prefer to own and have physical access to their servers, but require the high performance, reliability and security of an Internet data center. We offer co-location services on two levels: standard and managed. Under standard co-location, we provide secure space for a customer-owned server in our Internet data center, redundant power, network connections and 24x7 management, monitoring and support by our Customer Support Center. The customer performs management and maintenance of the server and all applications loaded onto the server. Under managed co-location, we offer the customer additional options if the customer does not want to perform all of the tasks associated with the operation and maintenance of the server(s).

INTERNET CONNECTIVITY SOLUTIONS

     We provide a variety of Internet connectivity solutions, including:

     - VPN technologies;

     - Network and security consulting;

     - Dedicated access to the Internet;

     - Dial-up Internet access; and

     - Hardware and software implementation.

     VPN TECHNOLOGIES. Our specialized VPN solutions allow businesses to take advantage of the Internet for mission-critical applications. Our customers can achieve high levels of security previously available solely through the use of WANs affordable only by the largest enterprises. Customers can tailor the type of access, services and information that users of the VPN are afforded. Our VPN solution is the functional equivalent of a WAN, run over the public Internet, generally at a lower total cost and made possible by the availability of security, reliability and high performance. We target our VPN solution mainly to customers seeking to create a secure, outsourced WAN for Intranet and Extranet applications.

     NETWORK AND SECURITY CONSULTING. The nature of commercial Internet traffic demands protection from unauthorized access. To minimize this risk, while maximizing the benefit of implementing distributed business applications on the Internet, we help organizations to develop and implement a comprehensive network security plan. Firewalls are key components of such a plan. We support "best-of-breed" firewall technology, including software and hardware procurement, installation, configuration and testing, product training and technical support. Additionally, we provide the installation, configuration and support of firewall-to-firewall VPN solutions, including encryption. These services are being expanded to include additional VPN configurations and additional services including virus protection and URL filtering software, external network vulnerability scans, penetration testing, internal network audits and customized security training and consulting. Together, these services add a significant measure of security to our custom application development projects.

     CURRENT AND NEXT GENERATION INTERNET ACCESS. The Gemini2000 Network, scheduled to be completed in the third quarter of 1999, will be a national Tier 1 backbone network supporting dedicated access at speeds between 128 kbps and OC12. In addition, burstable T-3, OC3 and OC12 services will be available. With burstable service, customers can use up to T-3, OC3 or OC12 of access when they require it but do not need to constantly pay for full pipe usage. Instead, these customers are billed based upon their average bursted bandwidth usage during the month. The Gemini2000 Network will also support a variety of shared access aggregation options such as Frame Relay, ATM and SMDS. The Gemini2000 Network will supplement our current backbone network on which we offer dedicated Internet access at speeds between 56 kbps and T-3 as well as dial-up Internet access. We will also continue to offer a selection of mail and news services to complement and complete a customer's Internet access requirements. All of our dedicated Internet access customers will continue to receive:

     - direct connectivity to the Internet via a high-speed backbone network;

     - 24x7 access to our Customer Support Center;

     - implementation management services;

     - domain name services;

     - name registration services;

     - training services;

     - network utilization statistics;

     - E-mail network status updates, if requested by the customer; and

     - a choice of customer premise equipment services.

     To complement these expanded services, we will enhance our dial-up Internet access services, deliver customer premise equipment management services via internal resources and expand our offering of firewall security services.

CUSTOMER SOLUTIONS

     Superior customer service is a cornerstone of our operational strategy. Our 97% customer satisfaction in the second half of 1998, based on completed surveys, demonstrates our exceptional performance. As a result, our revenue churn has averaged less than 0.15% over the last two years, a rate which is well below industry averages. As of December 31, 1998, we had over 650 direct and indirect enterprise customers in a wide range of industries, which customers include:

     - Bank of New York, General Electric Corporation, theglobe.com, Inc., NEC Corporation, Road Runner Computer Systems, Inc., Eastman Kodak Company, KPMG Peat Marwick LLP, Northrop Grumman Corporation and Bell Atlantic Corp.;

     - through NYSERNet, Cornell University, Columbia University, New York University, the City University of New York (CUNY) system, the State University of New York (SUNY) system, the New York Public Library and the New York City Board of Education; and

     - through the New York State Department of Labor, the U.S. Department of Labor and a consortium of 46 states and territories.

     In the years ended December 31, 1997 and 1998, approximately 47% and 37% of our total revenue was derived from NYSERNet pursuant to a resale agreement under which we provide NYSERNet with Internet access products and services for resale by NYSERNet to governmental, education, scientific and other not-for-profit organizations within the State of New York. Additionally, approximately 16% and 28% of our total revenue in the years ended December 31, 1997 and 1998 was derived from our contract with the New York State Department of Labor for the development and maintenance of America's Job Bank for the U.S. Department of Labor and a consortium of 46 states and territories. See "Risk Factors -- We derive significant revenue from certain customers" and "Certain
Transactions -- Resale Agreement with NYSERNet."

     The following examples illustrate the challenges faced by our market and the solutions we have offered to certain of our current customers.

FEDERAL EMPLOYMENT AGENCY

     Since 1979, a Federal employment agency has made job listings available for job seekers and employers at 1,800 State employment services across the country. When we began this project, the various States used mainframes and client/server systems that were not effectively compatible.

     Challenge: Managing the job listing database information was cumbersome, fragmented, time-consuming and expensive. Both employers and prospective employees experienced difficulty using it. The database job bank listing was hampered by:

     - The difficulty, costs and delay involved in posting jobs on individual mainframes;

     - The cost and limited availability of mainframe terminals to access job postings;

     - The complexities of a user-interface that discouraged many users;

     - Connections between state and national systems that were problematic; and

     - Systems that were complex and varied making data conversion and processing costly and difficult.

     Solution: We implemented a workflow transformation in staged increments. First, we developed a public Web site to make the database available to anyone with a Web browser. We then added enhanced features for job classification and geography searches. We subsequently expanded the job listing database to enable states and employers to easily list jobs electronically.

FINANCIAL SERVICES COMPANY

     Challenge: A multinational financial services firm processed international applications for its products through a multiple step, labor intensive fax-based system. The company needed a streamlined, simplified Internet solution.

     Solution: We transformed the existing business processes by exploiting Internet technologies and building on those systems already in place. We developed a custom application to enable direct transmission of applications over the Internet, complete with images of signatures, from field agent PCs to a system in the United States. The new system eliminated faxing and saved thousands of dollars per month in long-distance charges. It also allowed new product purchases to be entered onto the customer's existing legacy systems without the risk of re-keying errors which are unavoidable with manual data entry.

DIVERSIFIED MULTINATIONAL COMPANY

     Challenge: A diversified multinational company that manages university student telephone accounts sought to replace its manual processes for registering, validating, and administering these accounts in order to enhance the cost and service efficiencies of the system.

     Solution: We developed an Internet solution that built on the customer's existing systems. Features include:

     - a Web-based student self-registration system customized for each school;

     - the elimination of significant data-collection and entry costs;

     - the reduction of delays in providing revenue-generating services; and

     - the introduction of a simple Web interface for students to register and for administrators to verify these registrations.

FINANCIAL INFORMATION PROVIDER

     Challenge: An organization providing the financial community with information collection, analysis and distribution services wished to create a premier, data-driven Web site. The group's management stipulated that the successful vendor would be required to provide reliable Internet connectivity and round-the-clock, expert support for:

     - the custom Web site application;

     - the underlying hardware;

     - the operating system software; and

     - any third-party database software support and administration.

     Solution: In order to provide the capabilities the customer required, we are working with a company providing strategy, design and consulting services for electronic commerce and transactional Web sites. We provide all of the system architecture and software development for the client's site, while our collaborator develops the user interface, graphics and the on-going promotion of the site. In addition, we host the service in our secure Web hosting facility. The customer selected us because of the comprehensiveness of our technical solution, the scalability of our software framework and technology and our ability to flexibly integrate the future systems needed to support their evolving product offering.

UNIVERSITY CONSORTIUM

     Challenge: A university consortium sought to create an advanced network to pioneer the development of a gigabit network and the next generation Internet, which will cover a large geographic area and serve as a parallel Internet connecting various entities wishing to enhance the flow of information between them. The consortium sought assistance with the design, implementation, operation and support of the project.

     Solution: In cooperation with a traditional telecommunications network operator, an operator of an advanced communications network and a leading communications equipment manufacturer, we are leading the development of this project. We are providing:

     - engineering support;

     - network architecture and design;

     - project implementation; and

     - on-going network management, including application and customer support.

     With our support, this network will initially operate at OC12 speeds. The network is intended to serve as a premiere platform for advanced research applications.

STATE EMPLOYMENT AGENCY

     Challenge: One of the members of a national consortium that contracts with us for the development of a national job listing database required a solution for replacing a series of outmoded mainframe-based systems that did not offer the same level of performance and ease-of-use as the system employed by the job listing database.

     Solution: We recommended and implemented a distributed hardware/software architecture, as well as certain enhancements to the network, including linking the system via a VPN to a system hosted in our Syracuse facility. The agency was able to eliminate difficult-to-learn, command based mainframe interfaces, enhance the overall performance characteristics of the data sharing system to near real time and eliminate system duplication through a seamless connection to the national job listing database system.

SALES AND MARKETING

     Our sales and marketing strategy is to achieve broad market penetration by targeting enterprises such as mid-sized businesses (including mid-size departments of larger businesses) and public sector institutions that depend upon the Internet for mission-critical operations. We feel that these markets are particularly attractive to our Company because they will demand a complete one-stop Internet solution, which is not offered by traditional Internet service providers.

     - DIRECT SALES FORCE. The focus on multiple, leading edge product offerings necessitates a sophisticated, consultative sales organization, capable of understanding client requirements. As a result, we principally utilize a direct sales approach to offer products and services to our customers. We are in the process of expanding our direct sales organization that will have six to eight person teams of regional sales representatives, located across 29 metropolitan areas throughout the United States. We intend to grow our direct sales force by more than 100 nationally over the next two years. Each sales representative will be supported in the pre-sales process by specialists in each product line, as well as a multi-layer sales management infrastructure. To further leverage our strengths in particular industry segments, we expect to have a series of one to three person national market management teams service the entire country. At present, in addition to our general focus on mid-sized businesses, we have chosen higher education and government as two national market segments. We expect to add national market segments over the next two years as our business evolves.

     - VALUE-ADDED RESELLER AND STRATEGIC AFFILIATION PROGRAM. We have begun to expand our sales channels through a national value-added reseller (VAR) program. These relationships enable VARs to provide more comprehensive solutions to their customers while affording us the benefit of the VARs' sales forces without incurring the costs of maintaining a larger sales force of our own. We expect to build up a large network of VARs that are capable of providing commodity type access services on their own but who individually require a partner like us to offer next generation products and services in all Internet and IP areas for their clients.

       In addition, we expect to set up a series of affiliations with network and systems integrators and business process re-engineering consulting firms. These affiliations will enable us to combine our specialized Internet application development skills with their expertise in areas like e-commerce. In addition, we have developed, and will continue to develop, relationships with several Web developers who need technical and operational skills to complete their design expertise.

     - IXC JOINT MARKETING AND SALES. IXC has a large national sales force that focuses primarily on wholesale network services. We intend to jointly market and sell with IXC Gemini2000 Network products and services, combining their national sales presence and our expertise in value-added applications.

     - MARKETING. Our marketing program is intended to build national and local strength and awareness of the AppliedTheory brand name. We intend to employ a variety of classical marketing techniques for brand awareness and lead generation. Branding efforts are expected to focus on establishing an image for AppliedTheory as a full service provider of next generation Internet technical services. We will use a combination of Web and print media advertising, public relations and presentations by senior officers, clients and partners at industry conferences to enhance awareness and acquire leads for our sales team. We also intend to promote the Gemini2000 Network joint AppliedTheory/ IXC product set for access, VPN and Web hosting products.

CUSTOMER SUPPORT

     High quality customer service and support is critical to our objective of retaining and developing our customers. We offer superior customer service by understanding the technical requirements and business objectives of our customers and fulfilling their needs proactively on an individual basis. Over the last two years, we have averaged less than 0.15% monthly revenue churn, a rate which is well below industry averages.

     Located at our Network Operations Center in Syracuse, New York, the Customer Support Center is comprised of a Customer Support Team, which is responsible for all customer technical support, and a Customer Implementation Team, which is responsible for managing implementation of all customer projects. The customer support process begins when a customer calls us and is assigned an account manager and a sales engineer; that team remains responsible for the customer throughout the life of the account. For those customers requiring custom applications, the account team is supplemented by a project manager, who guides the design and installation of the project and works with the customer to continuously adjust or scale the application as required. Support options for applications customers are extensive, ranging from maintenance, upgrades, remote monitoring and remote management to full outsourcing of the application and hosting at our data center.

     Upon installation of a customer's system, we offer continuous technical support through the Customer Support Center. Customer Support Staff are trained internally on our products and after six months of service are trained internally on Internetworking, Unix, Monitoring and Testing Tools and Techniques, Technology Transfer and new technologies. In addition, specialized training is provided by Cisco, Microsoft, Network Associates and Oracle.

     The Network Operations and Customer Support Center teams use specialized software, Intermapper and Cisco Works, to identify and diagnose potential and incipient hot spots. The Network Operations team remotely services customer's connections to our network and field service personnel are dispatched when problems cannot be solved remotely. In 1998, our Customer Support Center succeeded in proactively alerting customers of potential and actual problems in 85% of cases, correcting minor difficulties before they became aggravated problems. At the same time, the Customer Support Center and Network Operations teams had a mean time to repair below the industry average of four hours. We use an advanced network monitoring package, Network Health, to monitor and measure customer and company network usage. Customers can review their usage patterns online and plan upgrades and services changes based on actual data with the Customer Support Center and their account manager.

     The Customer Support Center maintains industry leading standards, with its time-to-pick-up a trouble call being significantly below the cross-industry national average and five times faster than the ISP industry average. In addition, the Customer Support Center requests feedback on every problem through a weekly survey of customers served by the Center. In the third and fourth quarters of 1998, customer satisfaction based on completed surveys was above 97%.

OUR NETWORK


THE GEMINI2000 NETWORK


     Together with IXC, we are in the process of deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone to carry both research and commercial traffic. The Gemini2000 Network is a fully redundant, high performance national network that will enable us to offer Internet access and backbone transport services to speeds that are 100 to 1,000 times greater than those generally available to end users today. IXC provides the telecommunications physical infrastructure and we provide customer installation and provisioning systems, including installation of the connection between the customer and a POP ("last mile" access procurement), network monitoring, customer premise equipment monitoring and management and "first line" trouble shooting. The Gemini2000 Network is expected to be completed by the end of the third quarter of 1999.



     The Gemini2000 Network is hierarchically architected to establish distinct geographical regions around the country and to contain data traffic within such regions whenever possible so as to not make customer traffic travel unnecessarily. There are three levels in the network -- access, edge and super-core. There is one super-core site per region and the super-core consists of a set of Cisco GigaSwitch Routers (GSRs) that are interconnected at up to OC48 by a full meshed network. Every super-core site will be connected to every other super-core site, allowing traffic between these sites to flow in a single "hop." The architectural structure of the Gemini2000 Network will allow traffic to be more quickly and efficiently directed to its destination.


     The Gemini2000 Network is engineered to provide the following characteristics:

     - SCALABILITY. The Gemini2000 Network incorporates the newest fiber and electronics, providing significant capacity to allow customers to provision incremental bandwidth as their needs grow. The hierarchical infrastructure allows customers to quickly and easily increase bandwidth by a factor of 100 or 1,000 without necessitating any architectural changes to the network.

     - FLEXIBILITY.  The Gemini2000 Network employs high speed packet over SONET
       (POS) routing at the super-core level and a combination of switching and routing in the edge fabric, allowing for access at speeds from DS0 through OC12. This results in reliable, high-speed connections and will provide our customers with the ability to manage bandwidth by type of application and to accommodate applications that are delay sensitive. The use of tag switching combines the benefits of routing and virtual circuit switching and supports inter-operability of the network with a full range of user aggregation technologies, including SMDS, Frame Relay and ATM connections. The Gemini2000 Network architecture also allows it to support real-time voice and video applications.

     - HIGH AVAILABILITY. The Gemini2000 Network incorporates full mesh topology eliminating performance bottlenecks and circuit failures that might otherwise interrupt the flow of customer traffic. Key switching and router elements have been redundantly configured to further reduce the impact of individual component failures. All backbone locations are housed in carrier-grade facilities providing an uninterruptible power supply at each POP. The immediate availability of additional fiber capacity from IXC will give our customers the ability to quickly add network capacity as their businesses grow.


     - HIGH PERFORMANCE. The Gemini2000 Network employs full OC48 transmission speeds in the super-core level and OC12 at the edge level. The use of POS technology and tag switching leads to higher throughput, more efficient resource utilization and greater simplicity, with less points of failure. The network employs the best commercially available fiber, which can support speeds in excess of OC192. As a result, the Gemini2000 Network can provide connectivity that is 100 to 1,000 times faster than typical Internet business connections available today, and can be migrated to higher speeds as newer technology is developed.

     - ACCESSIBILITY. High speed connectivity to the Internet will be provided through both public and private peering relationships with other providers. Four public peering points are either installed or on order and ten regional private peering centers are under development.

     - MANAGEABILITY. All network management traffic runs over a separate network (out of band). As a result, management activities do not interfere with increased network usage. Support staff are on site or on call for all POP locations 24x7.

     Until completion of the roll-out of the Gemini2000 Network, we will continue to provide services for our customers on our existing network, which is scheduled to be phased out over the next twelve months with all of our customers expected to transition to the Gemini2000 Network infrastructure by June 30, 2000.

OUR EXISTING NETWORK

     We currently operate a DS3 (45 Mbps) network, architected in a ring topology, throughout New York State. There are sixteen POPs, all located in Bell Atlantic Central Offices, except for one located in a Frontier Communications central office. The POP locations are Albany, Syracuse, Potsdam, Utica, Ithaca, Buffalo, Olean, Binghamton, Oneonta, New York City (2), Poughkeepsie, Garden City, White Plains, Rochester and Deer Park. Major nodes are interconnected by DS3's; minor nodes are all connected by a single DS3 except Olean and Oneonta which are connected by multiple DS1's (1.544 Mbps). Connectivity to the Internet is provided by eight DS3's connected to Sprint transit and peering locations. The entire network uses Cisco routing equipment. Multiple routers at major nodes are interconnected by either FDDI or POS technology. Co-location facilities and field service for the equipment are provided under contract by Bell Atlantic. Network management and engineering support are provided by Sprint under contract. Sprint monitors the network 24x7, as does our Customer Support Center. We gather performance statistics and share them with each customer.

OUR DATA CENTERS

     We intend to build three new geographically distributed data centers in addition to our existing primary data center in Syracuse, New York and our secondary data center in New York City. At this time plans are to construct 5,000 to 10,000 square foot facilities incorporating the following:

     - Raised floor;

     - Fully uninterruptible power (equipment will include a 22S KVA UPS, appropriate power distribution wiring and a 400KW Generator);

     - Multiple high speed, above and below ground connections from the data center to our Internet backbone at OC3 or above;

     - Constant temperature and humidity with HVAC using 3 industry standard Liebert 25 ton units;

     - A mix of open shelving and 19" racks to give flexibility to address varying server sizes, shapes and weights;

     - Intelligent fire detection and suppression system with dry fire suppression using CO(2) or FM200;

     - Secure card key access systems;

     - 24 hour on-site operations staff; and

     - Automated server and network monitoring tools.

     The new data centers will incorporate the following features:

     Full geographic load balancing between multiple data centers. Server content will be mirrored between data centers, and at the same time traffic load balancing will be managed both locally (within the data center) and geographically (between the data centers).

     Back channel for monitoring. All data centers will be monitored remotely from a central location via dedicated high speed connections.

     Back channel for disk replication. Each data center will have multiple NFS servers, and content within one data center will be mirrored instantaneously. The servers will synchronize with each other. Replication between data centers will take place across a dedicated high speed connection. Content being mirrored will be checked extensively for data integrity.

     Customers will benefit from these features through faster downloading, reduced Web server load, greater network reliability and performance and better disaster recovery. Distributed data centers frequently present a challenge to IT administrators because they result in less efficient use of resources, require synchronization of data in almost real time and are more complex in their operation. By linking the data centers to the advanced architecture Gemini2000 Network, we will be able to offer our customers a "virtual gigacenter" providing the advantages of distributed data centers without the corresponding difficulties.

COMPETITION

     The markets in which we compete are highly competitive and this competition is increasing. There are few substantial barriers to entry, and we expect that we will face additional competition from existing competitors and new market entrants in the future. We believe that the primary competitive factors in our markets are:

     - technical expertise in developing applications focused on Web integration and IP-centric solutions;

     - a reliable and robust network infrastructure;

     - network security;

     - price;

     - flexibility and willingness to consult and work with customers about how to deploy their Internet solutions in meaningful ways;

     - quality customer care;

     - experienced and knowledgeable salesforce and engineers;

     - customization;

     - breadth of service offerings;

     - brand recognition;

     - broad geographic presence; and

     - financial resources.

     Our competitors include:

     - Internet Service Providers (ISPs);

     - global, regional, and local telecommunications companies; and

     - IT integrators and outsourcing firms.

INTERNET SERVICE PROVIDERS

     Our competitors include:

     - Specialized ISPs such as Concentric Network Corporation, Exodus Communications, Inc., Globix Corporation, as well as emerging ISPs such as QWEST/ICON CMT and AboveNet;

     - ISPs that cluster in major markets and regional ISPs which have facilities in key metropolitan areas, including Frontier GlobalCenter, GTE/BBN, DIGEX and Verio Inc.; and

     - ISPs with a national or global presence which focus on business customers, such as PSINet and UUNET.

     While we believe that our next generation coast-to-coast network and distributed data center infrastructure, quality customer service and proactive support teams and target market distinguish us from ISPs, many of these competitors have greater financial, technical, and marketing resources, larger customer bases, greater name recognition and more established relationships in the industry.

TELECOMMUNICATIONS CARRIERS

     Many long distance companies including AT&T Corp., Cable & Wireless P.L.C., Sprint Corporation and MCI WorldCom, Inc. offer Internet access services and Web hosting services. Recent reforms in federal regulation of the telecommunications industry have created greater opportunities for incumbent local exchange carriers (ILECs) and competitive local exchange carriers (CLECs) to enter the Internet connectivity market. We believe that there is a move toward horizontal integration by ILECs and CLECs through acquisitions of, joint ventures with, or the wholesale purchase of connectivity from ISPs, in order to meet the Internet connectivity requirements of their business customers. Accordingly, we expect that we will experience increased competition from the traditional telecommunications carriers. In addition to their greater network coverage, market presence and financial, technical and personnel resources, many of these telecommunications carriers also have large existing commercial customer bases. We believe that our strong regional sales team and technical support, experienced in IP solutions and available for pre- and post- sales consultation, distinguish us from the centralized, generalist sales approaches that typify the connectivity and hosting services currently offered by the telecommunications carriers.

NETWORK AND SYSTEM INTEGRATORS

     We compete with large IT outsourcing firms such as the Big 5 accounting firms, EDS Corp. and similar firms. These firms tend to focus on large customers who outsource entire IT functions, or re-engineer their IT infrastructure. We believe that our ability to offer specialized IP-based integration for the mid-size business market and government agencies, distinguishes us from this segment of the competition. In addition, our ability to offer somewhat lower pricing than the large integrators is another distinguishing factor. We also compete with smaller network and systems integrators. However, we believe that our expertise with large and complex systems and our ability to offer one-stop solutions for integration, data center services and purchasing network access, set us apart from this segment of the competition.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. Only a small body of laws and regulations currently applies specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, it is possible that laws and regulations with respect to the Internet may be adopted at federal, state and local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Although sections of the Communication Decency Act of 1996 (CDA) that, among other things, proposed to impose criminal penalties on anyone distributing indecent material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject us and/or our customers to potential liability, which in turn could have a material adverse effect on our business, results of operations and financial condition. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services or increase our cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

     In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for services or increase our cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

     Finally, because our services are available over the Internet virtually worldwide, and because we facilitate sales by our customers to end users located in multiple states and foreign countries, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state or that we have a permanent establishment in each such foreign country. We are qualified to do business in only New York and Pennsylvania and failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES

     As of December 31, 1998, we had 151 employees, of which 38 were employed in sales, distribution and marketing, 69 were assigned to engineering and service development, 22 were employed in customer service and technical support and 22 were in finance and administration. We believe that our future success will depend in part upon our continued ability to attract, hire and retain qualified personnel. The competition for such personnel is intense and we may not be able to identify, attract and retain such personnel in the future. None of our employees is represented by a labor union and management believes that our employee relations are good.

INTELLECTUAL PROPERTY RIGHTS

     We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in our products and services. We have no patented technology that would preclude or inhibit competitors from entering our market, although the foregoing laws provide protection in certain important respects. We have entered into confidentiality and invention assignment agreements with our employees, and nondisclosure agreements with our suppliers, distributors and appropriate customers in order to limit access to and disclosure of our proprietary information. There can be no assurance that these contractual arrangements or the other steps we have taken to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

     To date, the we have not been notified that our services or products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement with respect to our current or future products. We expect that participants in our markets will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and as certain technologies are patented giving rise to possible infringement claims without any copying on the part of the alleged infringer. Any such claim, whether meritorious or not, could be time consuming, divert the attention of management and employees from their regular duties, result in costly litigation, cause product installation delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, if at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

FACILITIES

     Our executive offices are located in Great Neck, NY and consist of approximately 5,633 square feet that are leased pursuant to an agreement that expires in July 2006. Our main operational center is in Syracuse, NY, with approximately 21,246 square feet under a lease agreement that expires in November 2008. In addition, we lease approximately 5,789 square feet in Syracuse, NY under an agreement that expires in November 2008. We also lease approximately 5,250 square feet in New York, New York for a Web hosting facility and office space under a lease that expires in September 2006. We intend to relocate our Web hosting facility in New York, New York to another facility by September 1999. In addition, we are considering relocating our corporate headquarters from Great Neck, New York to New York, New York.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to executive officers and directors of AppliedTheory:

NAME                                        AGE   TITLE
----                                        ---   -----
Richard Mandelbaum........................   52   Chairman of the Board and Chief Executive Officer
Lawrence B. Helft.........................   53   President and Chief Operating Officer
James D. Luckett..........................   45   Senior Vice President
Denis J. Martin...........................   40   Vice President and Chief Software Engineer
Mark A. Oros..............................   41   Vice President and Chief Technology Officer
David A. Buckel...........................   37   Vice President and Chief Financial Officer
James Guthrie.............................   54   Director
Shelley A. Harrison.......................   56   Director
James T. Kelsey...........................   47   Director
John J. Pendray...........................   59   Director
George Sadowsky...........................   62   Director

     RICHARD MANDELBAUM, Chairman of the Board and Chief Executive Officer, has been with AppliedTheory since its start of operations in 1996. He is a non-voting member of both the Compensation Committee and the Audit and Finance Committee. Dr. Mandelbaum is one of the four computing and communications experts who founded NYSERNet in 1985 and is presently a member of its Board of Directors. He served as Director of the Center for Advanced Technology in Telecommunications (CATT) and Professor of Computer Science at Polytechnic University from 1992 to 1996. Prior to that, he served at the University of Rochester as Vice Provost for Computing and Telecommunications and as a Professor of Mathematics and a Professor of Electrical Engineering. Dr. Mandelbaum helped to oversee the development of, among other things, network management, network security, broadband networking and wireless communications, and he initiated many CATT partnerships with industry, especially with the banking community. He was also a member of the 1987 advisory committee to the Federal Coordinating Council on Science and Engineering Technology (FCCSET) panel of the President's Office of Science and Technology Policy, which generated the Federal National Information Infrastructure initiative as well as the National Science Foundation's Network Program Advisory Committee which was responsible for the creation and oversight of NSFNet, the immediate precursor of today's Internet. Dr. Mandelbaum was also a co-founder and first president of FARNet and was an active member of the National Telecommunications Task Force
(NTTF). Dr. Mandelbaum holds both a Ph.D. and an M.A. in Mathematics from Princeton University, and a B.S. in Mathematics from the Rensselaer Polytechnic Institute and was a Member of the Princeton Institute of Advanced Studies in 1976-77.

     LAWRENCE B. HELFT, President and Chief Operating Officer, joined AppliedTheory in December of 1998. He is responsible for AppliedTheory's Internet operations and support services and sales and marketing activities. From November 1994 to November 1998, Mr. Helft was Chief Executive Officer and President of Systems Union Inc., an enterprise resource planning vendor, and from September of 1993 to November of 1994, he held executive positions at EDS. Prior to that, he launched and ran his own consulting firm, managed several technology subsidiaries of the Chase Manhattan Bank, N.A., was the Department Head of the National Banking Group at Citicorp, N.A. and served as Project Leader and Consultant for Unisys, Inc. Mr. Helft holds both M.S. and M.B.A. (Management Science) degrees from New York University and a BS degree in Electrical Engineering from City University of New York.

     JAMES D. LUCKETT, Senior Vice President, is one of the co-founders of AppliedTheory and has been with us since 1996. Mr. Luckett oversees our business development efforts, including product management, product development and research and development and the direction of our corporate strategic alliances. Mr. Luckett joined NYSERNet in 1989, was its President from 1996 to 1997 and is currently a member of its Board of Directors. He was a founder of the Teaching and Learning Working Group of the Coalition for Networked Information (CNI), a founding board member of the Consortium for School Networking (CoSN) and a past board member and treasurer of FARNet, which recently merged with the National Telecommunications Task Force (NTTF). Mr. Luckett also serves as an expert advisor and panelist of the National Science Foundation. Mr. Luckett holds an M.S. in Education from S.U.N.Y. College at Brockport and a B.A. in History from S.U.N.Y. College at Plattsburgh.

     DENIS J. MARTIN, Vice President and Chief Software Engineer, has been with AppliedTheory since its start of operations in 1996. Mr. Martin joined NYSERNet in 1993 in which he served as director of Government Services and Director of Info-Services. At AppliedTheory he currently directs a team of developers in building on-line applications, making innovative use of the Web for standard business functions, information systems and legacy database integration. He has extensive experience in the software development and systems integration field. From 1986 to 1993, Mr. Martin worked in the technology division of the New York State Department of Education. He also served as a consultant to state and federal agencies to develop network and application programs. Mr. Martin received an M.S. in Information Systems Engineering from Polytechnic University and a B.A. from Clark University.

     MARK A. OROS, Vice President and Chief Technology Officer, has been with AppliedTheory since its start of operations in 1996. Mr. Oros joined NYSERNet in 1993 and, in conjunction with Richard Mandelbaum, he engineered the AppliedTheory network. Mr. Oros is currently responsible for technology development at AppliedTheory. Prior to joining AppliedTheory, Mr. Oros was Network Manager at Brookhaven National Labs which he joined in 1993. He was also part of the operational team that built the initial NSFNet (National Science Foundation Network), the predecessor of today's commercial computer networks. He played important roles in the construction of the computer network that supported the Cornell Theory Center -- one of the nation's major supercomputer facilities, in the development of Sprintlink (now Sprint IP Global Network) and in the design of and implementation of Sprint's International Connection Management Network (ICMNet) and Sprint's Network Operations Center for a Cornell University technology transfer. Mr. Oros holds an Associate of Arts in Data Processing degree from Catonsville Community College.

     DAVID A. BUCKEL, Vice President and Chief Financial Officer, has been with AppliedTheory since its start of operations in 1996. Mr. Buckel joined NYSERNet in 1995. Mr. Buckel presently manages all treasury, finance and accounting aspects for AppliedTheory. His background includes accounting, financing and operations management. From 1987 to 1995 he was a Corporate Controller at Suit-Kote Corp. A Certified Management Accountant, Mr. Buckel received an M.B.A. with concentration in Operations Management and Finance from Syracuse University, and a B.S. in Accounting from Canisius College.

     JAMES GUTHRIE has been a director of AppliedTheory since September 1998. He chairs the Audit and Finance Committee and is a member of the Compensation Committee. Mr. Guthrie has served as Chief Financial Officer of IXC since July 1997 and as its Executive Vice President since March 1996. He joined IXC in January 1995. Prior to joining IXC, Mr. Guthrie served as Vice President and Chief Financial Officer of The Times Mirror Company from 1993 to 1995 and as the Chief Financial Officer of Times Mirror Cable Television from 1982 to 1993. Mr. Guthrie holds a B.A. from the University of Redlands and an M.B.A. from the University of Southern California. Mr. Guthrie is a Certified Public Accountant.

     SHELLEY A. HARRISON has been a director of AppliedTheory since August 1998 and is a member of the Compensation Committee. Dr. Harrison has served as Chief Executive Officer of Spacehab Incorporated since April 1996 and as Chairman of its Board since August 1993. He co-founded and served as Chairman and Chief Executive Officer of Symbol Technologies, Inc. from 1973 to 1982. Symbol Technologies Inc. is a world leader in laser code. In addition, Dr. Harrison is a founder and Managing General Partner of PolyVentures I and II, both of which are high tech venture capital funds. He is also a technology advisor to governments, an author of books and technical publications and a holder of numerous patents and he runs his own consulting firm. He is a member of the boards of directors of Globecomm Systems, Inc., Asymetrix Learning Systems, Inc. and NetManage, Inc. Dr. Harrison holds a Ph.D. and an M.S. in Electrophysics from Polytechnic University and a Bachelor's Degree in Electrical Engineering from NYU.

     JAMES T. KELSEY has been a director of AppliedTheory since August 1998. He chairs the Compensation Committee and is a member of the Audit and Finance Committee. Mr. Kelsey is a managing partner of Grumman Hill Group LLC, general partner to Grumman Hill Investments III, L.P., which is one of our largest stockholders. Mr. Kelsey is also a managing partner of Grumman Hill Associates, Inc., an affiliate of Grumman Hill Group LLC. Grumman Hill Associates, Inc. is the general partner of Grumman Hill Investments LP, a shareholder of IXC Communications, Inc., the parent company of IXC. Mr. Kelsey has been with Grumman Hill Group since its inception in 1985, dealing with private equity investments and merger and acquisitions. From 1993 to 1996, Mr. Kelsey served as Managing Director of the Corporate Finance practice at PricewaterhouseCoopers LLP (f/k/a/ Price Waterhouse), where he provided sales, acquisition, financing and other corporate finance advice to many large multinationals and middle market U.S. companies. Mr. Kelsey holds an M.S. in Accounting from the Stern School of Business at NYU and a B.A. in Economics from Princeton University.

     JOHN J. PENDRAY has been a director of AppliedTheory since October of 1996 and is a member of the Audit and Finance Committee. Mr. Pendray is currently a Visiting Fellow at The Graduate School of Management of The University of Western Australia, Perth, Australia. From 1996 to 1998, he was Executive in Residence and Visiting Professor of Management at the Graduate Business School of the George Mason University, Fairfax, Virginia, which he joined in 1996. From May 1993, to August 1996, he was President and Chief Executive Officer of the International Group of Cincinnati Bell Information Systems, Inc. He was a founding partner of Vanguard Atlantic Ltd., a merchant banking firm investing in software and telecommunications companies, and worked with Vanguard Atlantic for eight years ending in 1997. From 1986 until November, 1998, he was a Director of TSI Software International Inc. He received his B.S. in Engineering Sciences from the University of Florida and his M.S. in Computer Science from Stanford University.

     GEORGE SADOWSKY has been a director of AppliedTheory since September of 1996 and is a member of the Audit and Finance Committee. Dr. Sadowsky is the Director of the Academic Computing Facility at New York University, which he joined in 1990. Dr. Sadowsky is currently an officer and director of NYSERNet. Since 1998 he has been the Vice President for Education of the Internet Society, from 1995 to 1998 he was its Vice President for Conferences and since 1996 he has been a member of its Board of Trustees. From 1996 to the present, Dr. Sadowsky has been a member of the Technical Advisory Panel, InfoDev Program of the World Bank and served as consultant to various institutions, including the Inter-American Development Bank and the International Science Foundation. He spent 12 years at the United Nations as a technical adviser engaged in, among other things, the transfer of information technology to developing countries. Dr. Sadowsky holds a Ph.D. in Economics from Yale University and a bachelor degree in Mathematics from Harvard University.

     James Guthrie and James Kelsey serve on the Board of Directors as representatives of IXC and Grumman Hill, pursuant to the Stockholders' Agreement we entered into in August 1998. See "-- Certain Transactions." The Stockholders' Agreement will terminate upon completion of this offering and IXC and Grumman Hill will no longer be entitled to guaranteed representation on the Board of Directors.

     Our Certificate of Incorporation provides for our Board of Directors to be divided into three classes, with only one class standing for election each year. At each annual meeting, directors are chosen to succeed those in the class whose term expires at that meeting and to serve a term of three years. Under this provision, Mr. Pendray and Dr. Sadowsky serve as Class I directors, Mr. Guthrie and Dr. Harrison serve as Class II directors and Mr. Kelsey and Dr. Mandelbaum serve as Class III directors, with terms of office scheduled to expire at AppliedTheory's 2000, 2001 and 2002 Annual Meetings of Stockholders.

     Officers are elected by the Board of Directors and may be removed at any time by the Board. Our officers are elected annually at the Board of Directors meeting held immediately after the annual meeting of the stockholders, and hold their respective offices until their successors are duly elected and qualified.

COMPENSATION OF DIRECTORS

     Non-employee directors currently receive annual compensation in the form of 15,000 options to acquire our common stock for their service on the Board of Directors and any committee thereof. Directors are eligible to receive options under our stock option plan.

LIMITATIONS ON DIRECTORS' LIABILITY

     LIABILITY LIMITATION. Our Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of our directors shall be personally liable to us or our stockholders for monetary damages. Section 102(b)(7) of the Delaware General Corporation Law currently provides that a director's liability for breach of fiduciary duty to a corporation may be eliminated, except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, for unlawful dividends or unlawful stock repurchases or redemptions; and

     - for any transaction from which the director derives an improper personal benefit.

     Any amendment to these provisions of the Delaware General Corporation Law will automatically be incorporated by reference into our Certificate of Incorporation without any vote on the part of its stockholders unless otherwise required.

     INDEMNIFICATION AGREEMENTS. Prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors. The indemnification agreements will provide that we will indemnify the directors against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened, pending or completed legal action, proceeding or investigation (other than actions brought by or in right of us) to which any of them was, is or is threatened to be made a party by reason of his or her status as our director, officer or agent or his or her serving at our request in any other capacity for or on our behalf, provided that:

     - such director acted in good faith and in a manner at least not opposed to our best interests;

     - with respect to any criminal proceedings, such director had no reasonable cause to believe his or her conduct was unlawful;

     - such director is not finally adjudged to be liable for negligence or misconduct in the performance of his or her duty towards us, unless the court views in light of the circumstances that the director is nevertheless entitled to indemnification; and

     - the indemnification does not relate to any liability arising under
       Section 16(b) of the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder.

     With respect to any action brought by or in right of us, directors may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against reasonable costs and expenses incurred by them in connection with such action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has standing Audit & Finance and Compensation Committees. The Audit & Finance Committee consists of Messrs. Guthrie, Pendray and Kelsey and Drs. Mandelbaum (ex officio) and Sadowsky. Among other functions, the Audit & Finance Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, reviews our financial statements and reviews and evaluates our internal control functions. The Compensation Committee consists of Messrs. Guthrie and Kelsey and Drs. Mandelbaum (ex officio) and Harrison. The Compensation Committee administers our stock option and stock purchase plans, determines executive compensation and makes recommendations to the Board of Directors concerning salaries and incentive compensation for our employees and consultants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Guthrie and Kelsey and Drs. Mandelbaum and Harrison served as members of our Compensation Committee during fiscal year 1998. Other than Dr. Mandelbaum, who served as our Chairman and Chief Executive Officer during 1998, no committee member is or has been one of our officers or employees. Dr. Mandelbaum serves only as a non-voting member of the Compensation Committee. For certain transactions involving us and each of Dr. Harrison, IXC (of which Mr. Guthrie is an officer) and Grumman Hill (of which Mr. Kelsey is a general partner). See "Certain Transactions."

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth the total compensation for fiscal 1998 of our Chief Executive Officer and each of our other four most highly compensated executive officers whose total salary and bonus for fiscal 1998 exceeded $100,000 (each a Named Executive Officer, and collectively, the Named Executive Officers):

                                                                   LONG-TERM
                                                                 COMPENSATION
                                                                    AWARDS
                                                                 -------------
                                                                   NUMBER OF
                                          ANNUAL COMPENSATION     SECURITIES          ALL
                                          -------------------     UNDERLYING         OTHER
NAME AND PRINCIPAL POSITION(1)             SALARY      BONUS     OPTIONS/SARS     COMPENSATION
------------------------------            --------    -------    -------------    ------------
Richard Mandelbaum......................  $247,823    $80,000       263,890         $12,163(2)
  Chairman of the Board of Directors &
  Chief Executive Officer
James D. Luckett........................   126,538     23,000(3)     82,625           4,876(4)
  Sr. Vice President, Business
  Development & Strategic Alliances
Mark A. Oros............................   136,769     28,000(5)    152,875           8,765(6)
  Vice President & Chief Technology
  Officer
Denis J. Martin.........................   123,077     81,100(7)    155,125           7,242(8)
  Vice President & Chief Software
  Engineer
David A. Buckel.........................   114,486     38,000(9)    100,000           7,000(10)
  Vice President & Chief Financial
  Officer
Michael D. Greenbaum(11)................    25,516          0             0          40,000(12)
  Vice President, Sales and Marketing

---------------
 (1) Each of the Named Executive Officers other than Mr. Greenbaum is party to an employment agreement with AppliedTheory. See "-- Employment Agreements."

 (2) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $9,600 and $2,563 imputed income for group term life insurance.

 (3) Includes a bonus of $5,000 earned in 1998 that was paid in January 1999.

 (4) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $4,000 and $876 in imputed income for group term life insurance.

 (5) Includes a bonus of $4,000 earned in 1998 that was paid in January 1999.

 (6) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $8,206 and $559 in imputed income for group term life insurance.

 (7) Includes a bonus of $47,100 earned in 1998 that was paid in January 1999.

 (8) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $6,740 and $502 in imputed income for group term life insurance.

 (9) Includes a bonus of $4,000 earned in 1998 that was paid in January 1999.

(10) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $6,699 and $301 in imputed income for group term life insurance.

(11) Mr. Greenbaum's employment was terminated effective March 13, 1998. He received total severance pay in the amount of $91,039.

(12) Represents the portion of a moving expense allowance ($100,000 in the aggregate) in connection with the commencement of Mr. Greenbaum's employment in 1997 that was paid in 1998.

     OPTION GRANTS IN LAST FISCAL YEAR. The following table summarizes certain information with respect to options to purchase our stock granted to the Named Executives during the fiscal year ended December 31, 1998.

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                            ANNUAL RATES OF
                                                                                              STOCK PRICE
                                                                                            APPRECIATION FOR
                                              INDIVIDUAL GRANTS(1)                           OPTION TERM(2)
                           -----------------------------------------------------------    --------------------
                             NUMBER       PERCENT OF
                               OF        TOTAL OPTIONS
                           SECURITIES     GRANTED TO
                           UNDERLYING    EMPLOYEES IN    EXERCISE OR BASE   EXPIRATION
NAME                        OPTIONS       FISCAL YEAR    PRICE ($/SHARE)       DATE          5%         10%
----                       ----------    -------------   ----------------   ----------    --------    --------
Richard Mandelbaum.......   127,780           8.8%            $4.40          08/03/08     353,585     896,053
                              8,335           0.6              4.40          09/01/08      23,064      58,449
                             76,665           5.3              4.40          11/09/08     212,143     537,611
                             37,775           2.6              4.40          12/20/08     104,529     264,896
                              4,375           0.3              0.60          11/30/07*     10,613      26,140
                              8,960           6.2              4.40          12/30/07      21,736      53,536
James D. Luckett.........    60,000           4.1              4.40          11/09/08     166,028     420,748
                             15,000           1.0              0.20          12/31/06*     94,512     138,477
                              2,625           0.2              0.60          11/30/07*     16,343      25,659
                              5,000           0.3              0.60          12/30/07*     31,129      48,875
Mark A. Oros.............   125,000           8.6              4.40          11/09/08     345,892     876,558
                             15,000           1.0              0.20          12/31/06*     94,512     138,477
                             10,000           0.7              0.60          12/30/07*     62,258      97,750
                              2,875           0.2              0.60          11/30/07*     17,899      28,103
Denis J. Martin..........   125,000           8.6              4.40          11/09/08     345,892     876,558
                              2,625           0.2              0.60          11/30/07*     16,343      25,659
                             15,000           1.0              0.20          12/31/06*     94,512     138,477
                             12,500           0.9              0.60          12/30/07*     77,823     122,187
David A. Buckel..........   100,000           6.9              4.40          11/09/08     276,714     701,247
Michael D. Greenbaum.....         0             0                 0                --           0           0

---------------
(1) All stock options reported in this table were granted pursuant to the 1996 Employee Stock Option Plan at exercise prices equal to at least the fair market value of the common stock at the time of grant. The options vest ratably over a period not to exceed 5 years and have a ten-year term.

(2) This column shows the hypothetical gains on the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten-year term of the options. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent an estimate or projection of future common stock prices by AppliedTheory.

 * These figures represent SARs which were granted in 1997 and were converted by the Board of Directors in 1998 to nonqualified options to purchase common stock.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES.

     The following table shows the aggregate number of shares acquired upon exercise of stock options during the last fiscal year and the aggregate value realized from those exercises, and the number of shares covered by both exercisable and unexercisable stock options as of fiscal year-end and the value of unexercised options as of fiscal year-end.

                                                                    NUMBER OF SECURITIES
                                                                   UNDERLYING UNEXERCISED            VALUE OF UNEXERCISED
                                                                  OPTIONS AT DECEMBER 31,            IN-THE-MONEY OPTIONS
                                  SHARES                                  1998(1)                 AT DECEMBER 31, 1998(1)(3)
                                 ACQUIRED         VALUE        ------------------------------   ------------------------------
NAME                            ON EXERCISE   REALIZED(1)(2)   EXERCISABLE(2)   UNEXERCISABLE   EXERCISABLE(3)   UNEXERCISABLE
----                            -----------   --------------   --------------   -------------   --------------   -------------
Richard Mandelbaum............   1,086,955      $4,682,602        604,160          122,775        $1,986,023          $0
James D. Luckett..............     400,000       1,726,400         22,625           60,000            91,975           0
Mark A. Oros..................     250,000       1,079,000         27,875          125,000           111,925           0
Denis J. Martin...............     250,000       1,079,000         30,125          125,000           120,475           0
David A. Buckel...............     120,000         507,600          1,875          100,000             7,125           0
Michael Greenbaum.............           0               0              0                0                 0           0

---------------
(1) Subsequent to December 31, 1998, Messrs. Mandelbaum, Martin and Oros exercised options with respect to 467,420, 30,125 and 27,875 shares of common stock. This table does not reflect these exercises.

(2) The value realized has been calculated as the difference between $4.40, the fair market value of the common stock on December 31, 1998, and the exercise price of each option.

(3) Based on the difference between $4.40, the fair market value of the common stock on December 31, 1998, and the option exercise price for each above-stated options. The above valuation may not reflect the actual value of unexercised options as the value of unexercised options will fluctuate with market activity.

EMPLOYMENT AGREEMENTS

     On August 4, 1998, we entered into employment agreements with Dr. Richard Mandelbaum and Messrs. James D. Luckett, Denis J. Martin, Mark A. Oros and David
A. Buckel. The employment agreements provide for base salaries of $250,000, $130,000, $125,000, $143,000 and $125,000, respectively, which salaries may be increased as determined by our Board of Directors. Each of the employment agreements provides for payment of an annual bonus in accordance with our annual bonus program for senior executives, contingent upon the achievement of certain performance goals established by the Board of Directors in its discretion.

     Dr. Mandelbaum's employment agreement is for an initial five-year term. It automatically renews for consecutive one-year periods unless either we or Dr. Mandelbaum deliver a notice of non-renewal at least one year before termination of the initial five-year period. The employment agreements with Messrs. Luckett, Martin, Oros and Buckel are for three-year terms.

     For all of these employment agreements, if the executive's employment is terminated by us other than for "cause," by the executive for "good reason" or due to "death or disability" (each as defined in the employment agreements), the executive will generally be entitled to: (a) his then-current salary payable for the non-compete period (as described below), (b) the annual bonus amounts that would be paid during the non-compete period, (c) any earned but unpaid salary and bonus amounts and (d) continued coverage under all health, life, disability and similar employee benefit plans for the non-compete period and on the same basis as the executive was entitled to participate immediately prior to termination.

     In connection with these employment agreements, the various executives are also eligible to receive additional awards under our stock option plan and all other employee benefit plans and programs. In addition, the employment agreements provide for an automobile allowance for each of the named executives.

     Each of these employment agreements includes a covenant restricting each of the named executives' ability to compete with us during a pre-determined period of time, a non-compete period. Dr. Mandelbaum has agreed not to compete with us following termination of his employment until the later of 30 months after the date his employment terminates (or 24 months if the employment agreement has been in effect for at least 6 months) and August 4, 2003. Messrs. Luckett, Martin, Oros and Buckel have each agreed not to compete with us following termination of their respective employments until the later of 12 months following termination or August 4, 2001. In addition, each executive has agreed not to disclose any of our confidential information during the period of time for which his respective non-compete restriction operates.

     On December 7, 1998, we entered into an employment agreement with Lawrence
B. Helft. The employment agreement provides Mr. Helft with a base salary of $220,000, which salary may be increased as determined by our Board of Directors, provided that Mr. Helft is entitled to a minimum salary increase of 10% on January 1, 2000. The employment agreement provides for payment of an annual bonus in accordance with our annual bonus program for senior executives, contingent upon the achievement of performance goals established by the Board of Directors in its discretion. During the first year of his contract, if Mr. Helft meets pre-determined performance goals he will receive a bonus of 50% of his salary and will have an opportunity to receive an additional bonus of up to 50% of his annual salary if those goals are exceeded. For the second and third years of his contract, Mr. Helft will receive a bonus of 50% of his salary upon achieving pre-determined performance goals, with the ability to earn up to an additional 50% bonus based on achievement exceeding those performance goals.

     Upon accepting employment, Mr. Helft was granted options to acquire 340,000 shares of our common stock. After one year of employment, if Mr. Helft satisfies certain pre-determined performance goals, he will receive an additional grant of options to acquire 120,000 shares of our common stock. Mr. Helft is also eligible to receive additional awards under our stock option plan and under any other employee benefit plans and programs. His employment agreement also provides him with an automobile allowance.

     Mr. Helft's employment agreement has a 3-year term, expiring December 7, 2001. If Mr. Helft's employment is terminated by us other than for "cause," by Mr. Helft for "good reason," or due to "death or disability" (each as defined in the employment agreement), he will generally be entitled to: (a) his then-current salary payable for the non-compete period (as described below), (b) a pro rata portion of any guaranteed bonus or a pro rata portion of any goal-based bonus if, in the opinion of our Chief Executive Officer, Mr. Helft would have been likely to meet the goals, (c) any previously earned but unpaid salary and bonus amounts and (d) continued coverage under all health, life, disability and similar employee benefit plans for the non-compete period and on the same basis upon which he was entitled to participate immediately prior to such termination.

     This employment agreement includes a covenant restricting Mr. Helft's ability to compete with us. Mr. Helft agreed that he will not compete with us for 6 months after termination of his employment, or 12 months if his employment agreement has been in effect for at least 6 months. Mr. Helft has agreed not to disclose any of our confidential information during the non-compete period.

1996 INCENTIVE STOCK OPTION PLAN

     Our Board of Directors has adopted and our stockholders have approved our 1996 Incentive Stock Option Plan (the 1996 Option Plan), under which stock options may be granted to our employees and the employees of our subsidiaries. The 1996 Option Plan permits the grant of stock options that qualify as incentive stock options (ISOs) under Section 422 of the Internal Revenue Code, and nonqualified stock options (NSOs), which do not so qualify. We have authorized and reserved up to 8,000,000 shares of our common stock for issuance under the 1996 Option Plan. We have outstanding options for the purchase of approximately 2,665,555 shares of our common stock under the 1996 Option Plan. The shares may be unissued shares or treasury shares. If an option expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to this option will again be available for grant under the 1996 Option Plan. In the event of certain corporate reorganizations, recapitalizations or other specified corporate transactions affecting us or our common stock, proportionate adjustments may be made to the number of shares available for grant and to the number of shares and prices under outstanding option grants made before the event.

     The 1996 Option Plan is administered by our Board of Directors. The Board of Directors may appoint a committee of not less than three members, and may delegate to such committee the responsibilities and authority of the Board of Directors granted under the 1996 Option Plan. In the event of such appointment and delegation, any reference in this disclosure to the Board of Directors will be deemed a reference to such committee. Subject to the limitations set forth in the 1996 Option Plan, our Board has the authority to determine the persons to whom options will be granted, the time at which options will be granted, the number of shares subject to each option, the exercise price of each option, the time or times at which the options will become exercisable and the duration of the exercise period. The Board may provide for the acceleration of the exercise period of an option at any time prior to its termination or upon the occurrence of specified events, subject to limitations set forth in the 1996 Option Plan. The Board may authorize the President and Chief Executive Officer to grant up to 5,000 stock options per quarter to any employee who is not a director, provided the President and Chief Executive Officer will not be authorized to grant more than 500 options per quarter to any one employee. In the case of the merger, consolidation, dissolution, liquidation, or change in ownership of us, our Board of Directors may, in its sole discretion, accelerate the expiration date and the dates on which any part of any option will be exercisable, provided that such acceleration will be effective only upon the consummation of any such transaction.

     All of our employees and those of our subsidiaries and, in the case of option grants other than ISOs, any officer, director, consultant or advisor providing services to us or a subsidiary are eligible to be granted options under the 1996 Option Plan, as selected from time to time by the Board of Directors in its sole discretion. The exercise price of shares of common stock subject to ISOs granted under the 1996 Option Plan may not be less than the fair market value of the common stock on the date of grant. The maximum term of options granted under the 1996 Option Plan is 10 years from the date of grant. ISOs granted to any employee who is an owner of 10 percent or more of our shares are subject to special limitations relating to the exercise price and term of the options. The value of common stock (determined at the time of grant) that may be subject to ISOs that become exercisable by any one employee in any one year is limited by the Internal Revenue Code to $100,000.

     All options granted under the 1996 Option Plan are nontransferable by the optionee, except for transfers upon the optionee's death in accordance with his or her will or applicable law. In the event of an optionee's death, outstanding options that have become exercisable will remain exercisable for a period of one year, or the balance of the term of the option, whichever is shorter. In the case of any other termination of employment, outstanding ISOs that have previously become vested will remain exercisable for a period of 3 months (provided that an optionee who is disabled may exercise an ISO for one year after the cessation of employment). NSOs granted under the plan will terminate
(i) immediately upon the resignation of the optionee from any position held by him as an officer, director, employee, advisor or consultant, (ii) immediately upon termination of the optionee from any such position for cause or (iii) thirty (30) days after our termination of the optionee from any such position without cause. Under the 1996 Option Plan, the exercise price of an option is payable in cash or certified or bank check. An optionee must satisfy all applicable tax withholding requirements at the time of exercise.

     The 1996 Option Plan has a term of 10 years, subject to earlier termination or amendment by the Board of Directors, and all options granted under the 1996 Option Plan prior to its termination remain outstanding until they have been exercised or are terminated in accordance with their terms. The Board may amend the 1996 Option Plan at any time.

                              CERTAIN TRANSACTIONS

STOCK PURCHASE AGREEMENT

     On August 4, 1998, we entered into a stock purchase agreement with IXC, Grumman Hill, NYSERNet, Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark A. Oros and David A. Buckel (the Stock Purchase Agreement). The Stock Purchase Agreement provided for IXC to purchase 2,933,333 shares of our common stock for a purchase price of $12.9 million and Grumman Hill to purchase 1,466,667 shares of our common stock for a purchase price of $6.5 million. We received $5.0 million for 1,150,000 newly issued shares of common stock. The Stock Purchase Agreement granted IXC and Grumman Hill a right of first offer with respect to any proposed sale or other transfer of our common stock by us, subject to certain exceptions. These rights do not apply to this offering and will terminate upon consummation of the offering. Pursuant to the Stock Purchase Agreement, IXC has a right of first refusal to provide us with broadband or private-line Internet services if the price charged by IXC is competitive with the prices of similar services from third parties. The Stock Purchase Agreement also provided for us to work with IXC in good faith to negotiate a joint marketing agreement to cover the resale by each company of the other's products and services. Pursuant to this requirement, we entered into a joint marketing and services agreement with IXC in January 1999. See "-- Joint Marketing and Services Agreement." Pursuant to the terms of the Stock Purchase Agreement, NYSERNet has granted to IXC and Grumman Hill an irrevocable proxy with respect to 1,260,000 shares of common stock, subject to reduction by that number of shares of common stock acquired by IXC and Grumman Hill from us or any of our stockholders subsequent to September 4, 1999 and prior to October 4, 2000.

REGISTRATION RIGHTS AGREEMENT

     In connection with the Stock Purchase Agreement, we entered into a registration rights agreement dated August 4, 1998 with IXC, Grumman Hill, NYSERNet, Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark A. Oros, David A. Buckel and Shelley A. Harrison (the Registration Rights Agreement). The Registration Rights Agreement provides certain demand registration rights to each party other than AppliedTheory and certain "piggyback" registration rights to NYSERNet, IXC, Grumman Hill and Dr. Mandelbaum. See "Description of Capital Stock -- Registration Rights."

STOCKHOLDERS' AGREEMENT

     The parties to the Stock Purchase Agreement and Dr. Harrison have entered into a stockholders' agreement dated August 4, 1998 (the Stockholders' Agreement). The Stockholders' Agreement provides NYSERNet and Messrs. Mandelbaum, Buckel, Luckett, Martin, Oros and Dr. Harrison with the right to sell common stock to IXC in the event that IXC purchases some or all of Grumman Hill's holdings of our common stock. It also requires IXC to offer to buy the holdings of our capital stock of any of the other parties in the event that IXC obtains ownership of over 50% of our outstanding capital stock. The Stockholders' Agreement also provides for the election of certain persons to our Board of Directors. The Stockholders' Agreement will terminate upon completion of this offering.

OPTION AGREEMENTS

     Certain of our stockholders (including Messrs. Luckett, Martin, Oros, Buckel and Pendray and Drs. Sadowsky, Mandelbaum and Harrison) have, in connection with the Stock Purchase Agreement, entered into option agreements dated August 4, 1998 and August 28, 1998 with NYSERNet, IXC, Grumman Hill and us (the Option Agreements). The Option Agreements provide the option stockholders with a put option to sell their stock (1,520,625 shares in the aggregate) to IXC and Grumman Hill at a purchase price of $4.40 per share. The number of shares of common stock held by Messrs. Luckett, Martin, Oros, Buckel and Pendray and Drs. Sadowsky, Mandelbaum and Harrison that are subject to the Option Agreements is 1,418,000. The put rights begin September 4, 1999 (with respect to 1,510,185 shares) and September 28, 1999 (with respect to 10,440 shares) and end October 4, 2000 and October 28, 2000, respectively. The Option Agreements also provide IXC and Grumman Hill with a call option to buy
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

the stock held by the option stockholders from them at the same purchase price as in the put option. The call option rights begin October 5, 2000 (with respect to 1,510,185 shares) and October 29, 2000 (with respect to 10,440 shares) and end August 4, 2001 and August 28, 2001, respectively. The options may be exercised in whole or part on one or more occasions at any time during the relevant option period.

RESALE AGREEMENT WITH NYSERNet.org

     In October 1996, we entered into a resale agreement (the Resale Agreement) with NYSERNet.org to provide it with Internet access products and services which it resells to governmental, educational, scientific and other not-for-profit organizations within the State of New York. We agreed to sell the products and services to NYSERNet at its average sales price and on similar terms to its transactions with third parties. The Resale Agreement also calls for the parties to cooperate in forming a joint marketing plan for the products and services covered by the agreement and for us to provide NYSERNet with sales support and assistance and training for its sales force. Products and services sold to NYSERNet for the period from October 1, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998 amounted to $1,587,009, $7,148,334 and $8,327,118, representing 52%, 47% and 37% of our revenue for these periods. The Resale Agreement has an initial term that runs from October 1, 1996 through September 30, 2001, and will automatically renew for successive one year terms unless either party notifies the other of its intent not to renew at least 60 days before the end of the term then in effect. The agreement is terminable upon the insolvency of a party, an attempted unauthorized assignment by a party, a failure to make any payment due under the agreement not remedied within 30 days or a failure to remedy any breach of the terms of the agreement within 30 days of receiving notice of the breach.

RESOURCE SHARING AGREEMENT WITH NYSERNet.org

     In October 1996, we entered into a resource sharing agreement with NYSERNet.org (the Resource Sharing Agreement). Pursuant to the agreement, we provide NYSERNet with office space, use of equipment and use of certain employees to the extent they are available. We share our premises for the conduct of NYSERNet's business and NYSERNet is required to pay a pro rata share of the rent for the space it occupies. The agreement also provides for NYSERNet's use of computer equipment, furniture and supplies in the operation of its business and payment to us of a pro rata share of the fair rental value of the equipment plus the cost of maintaining the equipment. Certain of our employees are also subject to the agreement, with some employees on the shared premises at various times providing services to NYSERNet. NYSERNet pays a pro rata share of the employees' salary and benefits. Resources we provided to NYSERNet under the Resource Sharing Agreement for the period from October 1, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998 amounted to $63,000, $210,000 and $300,000, respectively. The agreement has a term that runs from October 1, 1996 through December 31, 1999. The agreement is terminable by us only upon the failure of NYSERNet to make the payments required of it under the agreement.

ASSIGNMENT, SOFTWARE DEVELOPMENT AND LICENSE AGREEMENT WITH NYSERNet.org

     On October 1, 1996, we entered into an assignment, software development and license agreement with NYSERNet.org (the Development and License Agreement). This agreement assigns to us an agreement to develop for commercial use software authored and developed by NYSERNet. The software was originally designed by NYSERNet to create a Web-based version of the America's Job Bank system for the New York State Department of Labor. Under this agreement, we are to pay NYSERNet two percent of all revenues derived from the software and any software developed from it for two years. We are also to develop and provide software to NYSERNet for NYSERNet's contract with the New York State Department of Labor. The Development and License Agreement provides a perpetual, royalty-free license to NYSERNet for any new software developed from the original software assigned to us. NYSERNet may use and further develop the new software in its non-profit operations or sublicense it to any U.S. federal, state or local government agency. Payments to NYSERNet under the agreement for the year ended December 31, 1998 were $4,975. No payments were made by and under this agreement in 1996 or 1997.

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

The software development agreement and the license are perpetual, unless terminated by either party. The agreement is terminable if either party becomes insolvent or if either party fails to cure a default in a material provision to the agreement within 10 days after notice of the default is given.

BORROWINGS WITH NYSERNet.net AND REDEEMABLE PREFERRED STOCK

     Pursuant to an unsecured borrowing facility with NYSERNet.net, we can borrow up to $6.2 million, less any preferred stock outstanding, at the prime rate (8.0% as of December 31, 1998). Interest payments on borrowings under the facility are deferred for five years from the date of each advance or January 1, 2002, whichever is earlier. All principal borrowings under the facility are due and payable on January 1, 2002. As of December 31, 1998, we had an outstanding amount of $3.0 million, including accrued interest, borrowed under the facility. In addition, in January 1997, NYSERNet acquired 15,000 shares of our preferred stock having a liquidation value of $100 per share and providing for dividends to accrue at an annual rate of 14.0% of the liquidation value.

JOINT MARKETING AND SERVICES AGREEMENT WITH IXC

     In January 1999, we entered into a Joint Marketing and Services Agreement with IXC (the Joint Marketing and Services Agreement), one of our major stockholders. Pursuant to the Joint Marketing and Services Agreement, each of us agreed to provide the other with any of the services or products that we offer or will offer to our customers, so long as the relevant service is not covered by an exclusive marketing relationship with another party. The Joint Marketing and Services Agreement specifically provides that each of us will offer the other services such as connectivity services for the provision of dial-up and dedicated access to the Internet, Internet security services, Web-enabled solutions services, software development, voice and data communication services and any services and technical support for the foregoing services. According to the Joint Marketing and Services Agreement, each of us may use these services for our own account or for the account of our own customers or for distribution to and eventual resale by others. As part of the Joint Marketing and Services Agreement, we granted IXC a right of first refusal on any purchases from third parties we make of equipment, facilities and services necessary for the transmission of data. Correspondingly, IXC granted us a right of first refusal with respect to purchases from third parties by IXC of the support and product components necessary for the delivery of the various services covered by the agreement, including Internet access services. We agreed to provide access to each other's network for the purpose of facilitating the provision of the various services covered by the agreement. In consideration for delivering the services covered by the Joint Marketing and Services Agreement, we have agreed to pay each other prices which will enable each of us to maintain normal margins as compared to those of our competitors, provided that in no event will the price charged by either party drop below the cost of the relevant service or product. Under the Joint Marketing and Services Agreement, we have also agreed to protect each other's confidential information. The Joint Marketing and Services Agreement automatically terminates upon IXC's disposition of all of its equity holdings in us or when terminated by one of the parties. Either of us may terminate the Joint Marketing and Services Agreement if the other fails to cure a breach of a material provision of the Joint Marketing and Services Agreement within 30 days after being provided with notice of the breach.

HARRISON CONSULTING AGREEMENT

     In October 1996, we entered into a consulting agreement with Shelley A. Harrison. Pursuant to the agreement, Dr. Harrison is to render advisory and consulting services with respect to our operations, financing and business planning, particularly in relation to any sales of securities, mergers or similar transactions. Dr. Harrison is to receive $5,000 per month under the agreement in addition to the grant by us upon the commencement of the agreement of an option to purchase 500,000 shares of our common stock at $0.20 per share. The option vested with respect to 125,000 shares on October 1, 1997 and, with respect to the remaining 375,000 shares, on August 4, 1998 in connection with the consummation of our sale of common stock to IXC and Grumman Hill under the Stock Purchase Agreement. The consulting agreement has an initial term that runs from October 5, 1996 through October 5, 2000, and will

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

automatically renew for successive one year terms unless either party notifies the other of its intent not to renew at least 90 days before the end of the term then in effect.

GRUMMAN HILL CONSULTING ARRANGEMENT

     We currently have an arrangement through which Grumman Hill serves in a consulting and advisory capacity to our management. In accordance with this arrangement, Grumman Hill, including James Kelsey, renders consulting services and management advice to us particularly as regards raising corporate financing, which includes advice pertaining to this offering. We pay a consulting fee of $60,000 per year to Grumman Hill pursuant to this arrangement.

MANDELBAUM LINE OF CREDIT AGREEMENT

     Effective January 1, 1999, we have made available to Dr. Mandelbaum a credit line of $2,500,000 to be used exclusively by Dr. Mandelbaum for the purchase of our stock in any future private equity placement in which IXC and Grumman Hill participate. As of December 31, 1998, no borrowings were outstanding pursuant to the line of credit. The line of credit agreement will terminate upon consummation of this offering.

JAMES LUCKETT NOTE

     On July 30, 1998, we made a loan to Mr. Luckett in the amount of $30,000. This loan is evidenced by a note, payable to us upon the earlier of: (a) July 30, 2001 or (b) the date described in any security agreement we entered into with Mr. Luckett with regard to the loan. The note accrues interest at an annual rate of 5.56%. Upon demand by us, Mr. Luckett will be required to pledge as security for the loan 7,000 shares of our common stock subject to Mr. Luckett's option agreement with IXC and Grumman Hill. See " -- Option Agreements."

DAVID BUCKEL NOTE

     On July 30, 1998, we made a loan to Mr. Buckel in the amount of $264,000. This loan is evidenced by a note, payable to us upon the earlier of: (a) July 30, 2001 or (b) the date described in any security agreement we entered into with Mr. Buckel with regard to the loan. The note accrues interest at 5.56%. Upon demand by us, Mr. Buckel will be required to pledge as security for the loan 60,000 shares of our common stock subject to Mr. Buckel's option agreement with IXC and Grumman Hill. See "-- Option Agreements."

EMPLOYMENT AGREEMENTS

     See "Management -- Employment Agreements" for a description of the employment agreements that we have entered into with certain of our executive officers.

RELATED PARTY TRANSACTIONS

     NYSERNet and IXC are holders of approximately 30% and 28% of our common shares. We also maintain a significant commercial relationship with IXC, and approximately 37% of our revenues in 1998 were generated from sales to NYSERNet. In addition to the agreements mentioned above, we may from time to time enter into other transactions with NYSERNet or IXC, including transactions on a vendor/vendee basis. We also provide accounting and financial services to NYSERNet. Furthermore, three of our executive officers or directors, Richard Mandelbaum, James D. Luckett and George Sadowsky are directors of NYSERNet. One of our directors, James Guthrie, is an executive officer of IXC. As a result of these relationships, conflicts of interest may arise among certain of our directors, executive officers and stockholders. We have independent directors, auditors and counsel separate from IXC and NYSERNet and believe that we maintain adequate procedures to protect ourself in related party transactions.

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

                             PRINCIPAL STOCKHOLDERS

     The following table describes certain information regarding the beneficial ownership of our common stock as of January 31, 1999 by (i) each person or entity which according to our knowledge owns beneficially more than 5% of the outstanding shares of our common stock, (ii) each of our directors and officers and (iii) all of our directors and executive officers as a group. Unless otherwise indicated, to our knowledge all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent the applicable law gives spouses shared authority.

                                                                         PERCENTAGE BENEFICIALLY OWNED(1)
                                                       SHARES            ---------------------------------
BENEFICIAL OWNER                                BENEFICIALLY OWNED(1)    BEFORE OFFERING    AFTER OFFERING
----------------                                ---------------------    ---------------    --------------
PRINCIPAL STOCKHOLDERS:
IXC Internet Services, Inc.(2)
  1122 Capital of Texas Highway, South
  Austin, TX 78746-6426.......................        3,773,330               35.6%

NYSERNet.net, Inc.(3)
  125 Elwood Davis Road
  Syracuse, NY 13212..........................        3,250,000               30.6

Grumman Hill Investments III, LP(4)
  60 East 42nd Street, Suite 2915
  New York, NY 10165..........................        1,886,670               17.8

EXECUTIVE OFFICERS AND DIRECTORS:
Richard Mandelbaum(5).........................        4,941,115               46.0
Lawrence B. Helft.............................               --                  *
James D. Luckett, Sr.(6)......................          422,625                4.0
Denis J. Martin(7)............................          280,125                2.6
Mark A. Oros(8)...............................          277,875                2.6
David A. Buckel(9)............................          121,875                1.1
Shelley A. Harrison(10).......................          500,000                4.6
George Sadowsky(11)...........................        3,284,060               30.9
James Guthrie(12).............................        3,773,330               35.6
John J. Pendray(13)...........................           32,185                  *
James T. Kelsey(14)...........................        1,886,670               17.8
All Directors and Officers as a Group (11
  persons)(15)................................       11,009,860               96.7

---------------
  *  indicates less than 1%

 (1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. As of January 31, 1999, AppliedTheory had 10,606,596 shares of common stock outstanding.

 (2) Includes 840,000 shares as to which IXC has voting power pursuant to an irrevocable proxy granted by NYSERNet. See "Certain Transactions -- Stock Purchase Agreement." Does not include shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (3) Includes an aggregate of 1,260,000 shares as to which NYSERNet has granted irrevocable proxies to IXC and Grumman Hill. See "Certain
     Transactions -- Stock Purchase Agreement." Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (4) Includes 420,000 shares as to which Grumman Hill has voting power pursuant to an irrevocable proxy granted by NYSERNet. See "Certain
     Transactions -- Stock Purchase Agreement." Does not

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

     include shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (5) Includes 3,250,000 shares of common stock owned by NYSERNet. Dr. Mandelbaum is a member of the board of directors of NYSERNet. Dr. Mandelbaum disclaims beneficial ownership of all shares owned by NYSERNet. Also includes 500,000 shares of common stock held by Ms. Paulette Mandelbaum as trustee for the "Mandelbaum Descendants' Trust" and as to which Dr. Mandelbaum disclaims beneficial ownership. Includes exercisable options to purchase 136,740 shares of common stock. Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (6) Includes exercisable options to purchase 22,625 shares of common stock. Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (7) Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (8) Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (9) Includes exercisable options to purchase 1,875 shares of common stock. Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

(10) Includes exercisable options to purchase 375,000 shares of common stock. Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

(11) Includes 3,250,000 shares of common stock owned by NYSERNet. Dr. Sadowsky is a director of NYSERNet. Dr. Sadowsky disclaims beneficial ownership of all shares owned by NYSERNet. Includes exercisable options to purchase 14,060 shares of common stock. Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

(12) Includes 2,933,330 shares of common stock owned by IXC and 840,000 shares of common stock owned by NYSERNet whose voting power NYSERNet has irrevocably granted to IXC pursuant to an irrevocable proxy. See "Certain Transactions -- Stock Purchase Agreement." Mr. Guthrie is an officer of IXC. Mr. Guthrie disclaims beneficial ownership of all shares owned by IXC.

(13) Includes shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

(14) Includes 1,466,670 shares of common stock owned by Grumman Hill and 420,000 shares of common stock owned by NYSERNet whose voting power NYSERNet has granted to Grumman Hill pursuant to an irrevocable proxy. See "Certain Transactions -- Stock Purchase Agreement." Mr. Kelsey is a general partner of Grumman Hill. Mr. Kelsey disclaims beneficial ownership of all shares owned by Grumman Hill.

(15) Includes shares of our common stock owned by IXC, NYSERNet and Grumman Hill that are deemed to be beneficially owned by certain of our officers and directors by virtue of their relationships with these entities.

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

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK; ISSUED AND OUTSTANDING SHARES

     Effective upon the closing of this offering, our authorized capital stock will be comprised of 60,000,000 shares of common stock and 1,000,000 shares of preferred stock.

COMMON STOCK

     Following this offering                shares of common stock will be
outstanding, based on the number of shares of common stock outstanding on
            , 1999. All of the issued and outstanding shares of common stock are and, upon the completion of this offering, the shares of common stock offered hereby will be fully paid, validly issued and non-assessable. Each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. The holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available therefor, if any. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of shares of common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock. Upon completion of this offering, the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor will such holders entitled to the benefits of any redemption or sinking fund provisions. As of January 31, 1999, there were approximately 34 beneficial owners of common stock.

PREFERRED STOCK

     The Certificate of Incorporation authorizes our Board of Directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in the Certificate of Incorporation and applicable law. Among other rights, the Board of Directors may determine, without the further vote or action by our stockholders:

     - the number of shares constituting the series and the distinctive designation of the series;

     - the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

     - whether the series shall have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

     - whether the series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

     - whether or not the shares of that series shall be redeemable or exchangeable, and, if so, the dates, terms and conditions of such redemption or exchange, as the case may be;

     - whether the series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; and

     - the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

     Unless otherwise provided by our Board of Directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying,

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

deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. See "Risk Factors -- Certain anti-takeover provisions may make our acquisition more difficult."

REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement, IXC, Grumman Hill, NYSERNet and Messrs. Luckett, Martin, Oros and Buckel and Drs. Mandelbaum and Harrison have the right (a demand registration right) at any time after this offering to cause us to register their holdings of common stock under the Securities Act of 1933, as amended (the Securities Act). The demand registration rights will be exercisable by any party with registration rights only once in any six month period, and we will not be required to register shares under the demand registration rights more than once on registration forms other than Form S-3.

     In addition, pursuant to the Registration Rights Agreement, each of IXC, Grumman Hill, NYSERNet and Dr. Mandelbaum have certain "piggyback" registration rights if we determine to file a registration statement covering any of our securities under the Securities Act (with the exception of an offering pursuant to a registration statement on Form S-8 or S-4) and the Board of Directors approves the piggyback registration. Therefore, if we file a registration statement in relation to our equity securities (except for the registration statements described in the preceding sentence) and the Board of Directors approves the piggyback registration, we will be required to use our best efforts to include the shares of common stock as to which piggyback rights have been requested in our registered offering, subject to reduction if the managing underwriter for the offering determines that the inclusion of such shares would interfere with the successful marketing of our offering.

     We are required to bear all registration expenses (other than underwriting discounts and commissions and fees) related to any exercise of either demand or piggyback registration rights. In addition, we have agreed to indemnify the registration rights holders against, and provide contribution with respect to, certain liabilities under the Securities Act in connection with demand and piggyback registrations.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law (Section 203). Under Section 203, certain business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original Certificate of Incorporation not to be governed by Section 203 (we did not make such an election); (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock not owned by the interested stockholder. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term business combination is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term interested stockholder is defined generally
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

as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of AppliedTheory and therefore could discourage attempts to acquire us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following this offering, there will be                shares of
our common stock issued and outstanding, based on the number of shares of our
common stock outstanding as of             , 1999. Of such shares, the
               shares of common stock to be sold in this offering will be immediately eligible for sale in the public market, except for any of such shares owned at any time by our affiliates within the meaning of Rule 144 under the Securities Act. The remaining 10,606,596 issued and outstanding shares are restricted securities within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed: (1) the greater of 1% of the then-outstanding shares of our common stock, or (2) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the company. A person who is not our affiliate at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares immediately following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions or notice requirements of Rule 144, but in accordance with certain other applicable provisions of Rule 144. In addition, our employees, directors, officers or consultants who purchased our shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus.

     Our directors and executive officers, IXC, Grumman Hill and NYSERNet, who collectively hold 10,459,560 of the outstanding shares of common stock, have agreed, subject to certain exceptions, not to offer to sell, sell, contract to sell, grant any option to sell, encumber, pledge or otherwise dispose of or exercise any demand rights with respect to any common stock or securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. Certain stockholders of AppliedTheory are entitled to demand and/or piggyback registration rights with respect to 10,459,560 shares of common stock currently outstanding, plus any additional shares they may acquire in the future. See "Description of Capital Stock -- Registration Rights." After the expiration of the 180-day period, such holders may choose to exercise their demand registration rights, which could result in a large number of shares being sold in the public market.

     We intend to file, immediately following this offering, a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved for issuance pursuant to our stock option plan. The stock registered under such registration statement will thereafter be available for sale in the public market, subject to the resale limitations of Rule 144 applicable to affiliates of AppliedTheory.

     Prior to the date of this prospectus, no public market has existed for our common stock. We expect that trading of our common stock on the Nasdaq National Market will commence on the date of this prospectus. We do not make any prediction regarding the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock. The market price of our common stock can be adversely affected by sales of substantial amounts of common stock, or by the perception that such sales could occur. See "Risk Factors -- Our stock price may be affected by the availability of shares available for future sale."

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any state, (iii) an estate the income of which is subject to U.S. federal income tax, regardless of its source, or
(iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period that includes the current calendar year (counting for such purposes all of the days present in the current year, two-thirds of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and thus are not Non-U.S. Holders for purposes of this discussion.

     THIS DISCUSSION IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), EXISTING AND PROPOSED REGULATIONS PROMULGATED THEREUNDER AND ADMINISTRATIVE AND JUDICIAL INTERPRETATIONS THEREOF AS OF THE DATE HEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE, INCLUDING CHANGES WITH RETROACTIVE EFFECT. THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF U.S. FEDERAL INCOME AND ESTATE TAXATION THAT MAY BE IMPORTANT TO NON-U.S. HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES (INCLUDING TAX CONSEQUENCES APPLICABLE TO NON-U.S. HOLDERS THAT ARE, OR HOLD INTERESTS IN COMMON STOCK THROUGH, PARTNERSHIPS OR OTHER FISCALLY TRANSPARENT ENTITIES) AND DOES NOT ADDRESS UNITED STATES STATE AND LOCAL OR NON-UNITED STATES TAX CONSEQUENCES. PROSPECTIVE NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF COMMON STOCK, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

DIVIDENDS

     Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders (and in the case of Non-U.S. Holders that are treated as partnerships or other fiscally transparent entities, partners, shareholders or other beneficiaries of such Non-U.S. Holders) may be required to satisfy certain certification requirements and provide certain information in order to claim treaty benefits. Special rules regarding the availability of treaty benefits apply with respect to entities that are treated as partnerships or other fiscally transparent entities for U.S. federal income tax purposes but treated as corporations for purposes of the tax laws of an applicable treaty country (or, conversely, treated as corporations for U.S. federal income tax purposes but treated as partnerships or other fiscally transparent entities for purposes of the tax laws of an applicable treaty country). Any such entities that hold Common Stock, and partners, beneficiaries and shareholders of such entities, should consult their tax advisors as to the applicability of such rules to their particular circumstances.

     Dividends paid to a Non-U.S. Holder that are either (i) effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or (ii) if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder, will not be subject to the withholding tax (provided in either case the Non-U.S. Holder files the appropriate documentation with the Company or its Paying Agent), but, instead, will be subject to regular U.S. federal income tax at the graduated rates in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to such graduated tax in the case of a Non-U.S. Holder that is a corporation, effectively connected dividends or, if a tax treaty applies, dividends attributable to a U.S. permanent establishment of the corporate Non-U.S. Holder, may be subject to a "branch profits tax" which is imposed under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States, or, if a tax treaty applies, attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of certain Non-U.S. Holders who are nonresident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" within the meaning of the Code and the Non-U.S. Holder owned directly or pursuant to certain attribution rules more than 5% of the Company's Common Stock (assuming the Common Stock is regularly traded on an established securities market within the meaning of the Code) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

     If a Non-U.S. Holder who is an individual falls under clause (i) of the preceding paragraph, he or she will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) of the preceding paragraph, he or she will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States-source capital losses. If a Non-U.S. Holder that is a corporation falls under clause (i) in the preceding paragraph, it will be taxed on the net gain from the sale at regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Generally, the Company must report annually to the Internal Revenue Service the amount of dividends paid to a Non-U.S. Holder and the amount, if any, of tax withheld with respect to, such Non-U.S. Holder. A similar report is sent to the Non-U.S. Holder. Pursuant to tax treaties or certain other agreements, the Internal Revenue Service may make its report available to tax authorities in the recipient's country of residence.

     Currently, United States backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, unless the payor has actual knowledge that the payee is a U.S. Holder. Backup withholding tax generally will apply to dividends paid on Common Stock at addresses inside the United States to Non-U.S. Holders who fail to provide certain identifying information in the manner required.

     In addition, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder, under penalties of perjury, certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is (i) a U.S. person, (ii) a foreign person which derives 50% or more its gross income for certain periods from the conduct of a trade or business in the United States or
(iii) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 1999, subject to certain transition rules, alter the foregoing rules in certain respects. Among other things, such regulations provide certain presumptions under which a Non-U.S. Holder is subject to backup withholding at the rate of 31% and information reporting unless the Company receives certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided (i) directly by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or (iii) by certain qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual holder who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States and at the time of death is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an agreement between the underwriters and us, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., CIBC Oppenheimer Corp. and Lehman Brothers, Inc., have severally agreed to purchase from us aggregate number of shares of common stock set forth opposite its name below:

NAME                                                            NUMBER OF SHARES
----                                                            ----------------
Bear, Stearns & Co. Inc. ...................................
CIBC Oppenheimer Corp. .....................................
Lehman Brothers Inc. .......................................

                                                                    --------
          Total.............................................
                                                                    ========

     The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. Under the underwriting agreement, the indemnitees are obliged to purchase and pay for all of the above shares of common stock if any are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus
and at such price less a concession not in excess of $     per share of common
stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and such dealers may
reallow, concessions not in excess of $     per share of common stock to certain
other dealers. After the offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to certain other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We have granted a 30 day over-allotment option to the underwriters to purchase an amount, up to an aggregate of fifteen percent (15%) of the aggregate number of shares appearing above, of additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise such option in whole or in part then each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as is approximately the percentage of shares of common stock that it is obligated to purchase of the total number of shares under the underwriting agreement as shown in the table set forth above.

     The underwriting agreement provides that we indemnify the underwriters against certain liabilities under the Securities Act or will contribute to payments that the underwriters may be required to make in respect thereof.

     Our directors and executive officers and IXC, Grumman Hill and NYSERNet, who collectively hold in the aggregate 10,459,560 shares of common stock, have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc.

     Prior to the offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us the representatives of the underwriters. Among the factors to be considered in such negotiations will be our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. Application will be made for approval of the listing of our common stock on the Nasdaq National Market under the symbol ATHY. We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

     In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such activities.


     The Underwriters have represented and agreed that (i) they have not offered or sold and, prior to the expiry of the period of six months from the date hereof, will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995; (ii) they have only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by them in connection with the issue of the shares of the common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on; and (iii) they have complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by them in relation to any shares of common stock in, from or otherwise involving the United Kingdom.


     The underwriters have reserved for sale, at the initial public offering
price, up to                shares of common stock for employees, directors and
certain other persons associated with us who express an interest in purchasing such shares of common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York and for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     Our financial statements as of December 31, 1997 and 1998 and for the nine months ended September 30, 1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998 included in this prospectus have been so included in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (including exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in our Registration Statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we refer you to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement is deemed qualified in all respects by such reference.

     You may read and copy all or any portion of the Registration Statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov). As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file period reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq National Market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. We intend to furnish our stock holders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS
                   APPLIEDTHEORY CORPORATION AND PREDECESSOR

                                                                 PAGE
                                                                 ----
Report of Independent Certified Public Accountants..........         F-2
Financial Statements
  Balance Sheets -- December 31, 1997 and 1998..............         F-3
  Statements of Operations for the Nine Months Ended
     September 30, 1996, the Three Months Ended December 31,
     1996 and the Years Ended December 31, 1997 and 1998....         F-4
  Statement of Stockholders' Equity (Deficit) for the Nine
     Months Ended September 30, 1996, the Three Months Ended
     December 31, 1996 and the Years Ended December 31, 1997
     and 1998...............................................         F-5
  Statements of Cash Flows for the Nine Months Ended
     September 30, 1996, the Three Months Ended December 31,
     1996 and the Years Ended December 31, 1997 and 1998....         F-6
  Notes to Financial Statements for the Nine Months Ended
     September 30, 1996, the Three Months Ended December 31,
     1996 and the Years Ended December 31, 1997 and 1998....  F-7 - F-20

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  APPLIEDTHEORY CORPORATION

     We have audited the balance sheets of AppliedTheory Corporation as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the three months ended December 31, 1996. We have also audited the statements of operations, stockholders' equity (deficit) and cash flows of the Predecessor (Note A) for the nine months ended September 30, 1996 . These financial statements are the responsibility of AppliedTheory Corporation's management and the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AppliedTheory Corporation as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended and for the three months ended December 31, 1996, and the results of operations and cash flows of the Predecessor for the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

New York, New York
January 29, 1999

                           APPLIEDTHEORY CORPORATION

                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1998
                                                              ----------    -----------
                                        ASSETS
Current assets
  Cash and cash equivalents.................................  $  135,179    $ 1,785,682
  Accounts receivable, net of allowance of $122,000 and
     $157,000 in 1997 and 1998, respectively................   1,211,323      3,584,391
  Prepaid expenses and other assets.........................     187,182        255,058
                                                              ----------    -----------
          Total current assets..............................   1,533,684      5,625,131
  Property and equipment, net...............................   3,910,406      4,203,171
  Other assets..............................................                    689,333
                                                              ----------    -----------
          Total assets......................................  $5,444,090    $10,517,635
                                                              ==========    ===========
                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable..........................................  $2,006,834    $ 2,148,603
  Accrued payroll...........................................     368,113        582,038
  Accrued expenses..........................................   1,010,029      2,472,967
  Deferred revenue..........................................     907,446      1,848,629
  Current portion of long-term debt and capital lease
     obligations............................................     210,548        551,359
  Preferred stock dividends payable.........................     210,000        420,000
  Due to related parties....................................     400,277        850,101
                                                              ----------    -----------
          Total current liabilities.........................   5,113,247      8,873,697
Long-term debt and capital lease obligations................   4,360,529      5,979,238
Borrowings from NYSERNet.net, Inc...........................   2,444,636      2,957,238
Other liabilities...........................................     651,461        214,499
Redeemable preferred stock -- 75,000 shares authorized;
  15,000 issued and outstanding; cumulative 14% dividend;
  $100 per share liquidation value..........................   1,500,000      1,500,000
Stockholders' equity (deficit):
  Common stock, $.01 par value; 25,000,000 shares
     authorized; issued and outstanding 6,540,000 shares in
     1997 and 10,026,325 shares in 1998.....................      13,080        100,263
  Common stock -- nonvoting, $.01 par value, 5,000,000
     shares authorized; 36,565 shares issued and outstanding
     in 1998................................................                        366
  Additional paid-in capital................................       7,920      5,515,688
  Accumulated deficit.......................................  (8,646,783)   (14,623,354)
                                                              ----------    -----------
          Total stockholders' equity (deficit)..............  (8,625,783)    (9,007,037)
                                                              ----------    -----------
          Total liabilities and stockholders' equity
            (deficit).......................................  $5,444,090    $10,517,635
                                                              ==========    ===========

The accompanying notes are an integral part of these statements.

                           APPLIEDTHEORY CORPORATION

                            STATEMENTS OF OPERATIONS

                                          PREDECESSOR                          COMPANY
                                       ------------------   ---------------------------------------------
                                          NINE MONTHS         THREE MONTHS       YEAR ENDED DECEMBER 31,
                                             ENDED                ENDED         -------------------------
                                       SEPTEMBER 30, 1996   DECEMBER 31, 1996      1997          1998
                                       ------------------   -----------------   -----------   -----------
Net revenues
  Third-party customers..............     $ 6,226,306          $ 1,489,302      $ 8,023,380   $14,235,872
  NYSERNet.org, Inc. customers and
     services........................                            1,587,009        7,148,334     8,327,118
                                          -----------          -----------      -----------   -----------
          Total net revenues.........       6,226,306            3,076,311       15,171,714    22,562,990
                                          -----------          -----------      -----------   -----------
Costs and expenses
  Cost of revenues...................       5,741,604            2,331,050       10,796,095    13,315,568
  Sales and marketing................       1,298,369              791,743        3,706,205     6,400,025
  General and administrative.........       2,818,835            1,590,754        4,283,339     5,233,512
  Research and development...........         129,550               43,745          679,895       242,905
  Depreciation and amortization......         157,670               81,456        1,094,681     1,671,951
  Other expenses.....................                                               112,153       900,000
                                          -----------          -----------      -----------   -----------
          Total costs and expenses...      10,146,028            4,838,748       20,672,368    27,763,961
                                          -----------          -----------      -----------   -----------
          Loss from operations.......      (3,919,722)          (1,762,437)      (5,500,654)   (5,200,971)
Interest income......................                                                             (42,468)
Interest expense.....................           4,870                               346,713       608,068
                                          -----------          -----------      -----------   -----------
          NET LOSS...................      (3,924,592)          (1,762,437)      (5,847,367)   (5,766,571)
Preferred stock dividends............                                               210,000       210,000
                                          -----------          -----------      -----------   -----------
Net loss attributable to common
  stockholders.......................     $(3,924,592)         $(1,762,437)     $(6,057,367)  $(5,976,571)
                                          ===========          ===========      ===========   ===========
Basic and diluted loss per common
  share..............................                          $      (.27)     $      (.93)  $      (.71)
                                                               ===========      ===========   ===========
Shares used in computing basic and
  diluted loss per share.............                            6,500,000        6,504,165     8,443,960
                                                               ===========      ===========   ===========

The accompanying notes are an integral part of these statements.

                           APPLIEDTHEORY CORPORATION

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                  NONVOTING COMMON
                                             COMMON STOCK              STOCK          ADDITIONAL
                                         ---------------------   ------------------    PAID-IN     ACCUMULATED    DIVISIONAL
                                           SHARES      AMOUNT    SHARES     AMOUNT     CAPITAL       DEFICIT        DEFICIT
                                         ----------   --------   ------    --------   ----------   ------------   -----------
Divisional deficit, January 1, 1996....                                                                           $(2,759,201)
Net loss for the nine months ended
  September 30, 1996...................                                                                            (3,924,592)
                                                                                                                  -----------
Balance, September 30, 1996............                                                                           $(6,683,793)
                                                                                                                  ===========
Acquisition of net assets from
  NYSERNet.org, Inc. as of
  October 1, 1996......................                                                            $   (826,979)
Issuance of common stock...............   6,500,000   $ 13,000
Net loss for the three months..........                                                              (1,762,437)
                                         ----------   --------                                     ------------
Balance, December 31, 1996.............   6,500,000     13,000                                       (2,589,416)
Issuance of common stock pursuant to
  exercise of stock options............      40,000         80                        $    7,920
Preferred stock dividends..............                                                                (210,000)
Net loss for the year..................                                                              (5,847,367)
                                         ----------   --------                        ----------   ------------
Balance, December 31, 1997.............   6,540,000     13,080                             7,920     (8,646,783)
Issuance of common stock, net of
  issuance costs of $80,951............   1,150,000      2,300                         4,983,419
Issuance of common stock pursuant to
  exercise of stock options............   2,336,325      4,673   36,565    $     73      263,852
Conversion of stock appreciation rights
  to nonstatutory stock options........                                                  341,000
Effect of five-for-one stock split.....                 80,210                  293      (80,503)
Preferred stock dividends..............                                                                (210,000)
Net loss for the year..................                                                              (5,766,571)
                                         ----------   --------   ------    --------   ----------   ------------
Balance, December 31, 1998.............  10,026,325   $100,263   36,565    $    366   $5,515,688   $(14,623,354)
                                         ==========   ========   ======    ========   ==========   ============

The accompanying notes are an integral part of this statement.

                           APPLIEDTHEORY CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                      PREDECESSOR                          COMPANY
                                                   ------------------   ---------------------------------------------
                                                      NINE MONTHS         THREE MONTHS       YEAR ENDED DECEMBER 31,
                                                         ENDED                ENDED         -------------------------
                                                   SEPTEMBER 30, 1996   DECEMBER 31, 1996      1997          1998
                                                   ------------------   -----------------   -----------   -----------
Cash flows from operating activities
  Net loss.......................................     $(3,924,592)         $(1,762,437)     $(5,847,367)  $(5,766,571)
  Adjustments to reconcile net loss to net cash
    used in operating activities
    Depreciation and amortization................         157,670               81,456        1,094,681     1,671,951
    Deferred payment of interest expense to
      NYSERNet.net, Inc. ........................                                                58,915       211,323
    (Gain) loss on sale of property and
      equipment..................................          (7,828)                              111,389        20,988
    Loss from assets not usable in operations....                                                             900,000
    Conversion of stock appreciation rights to
      nonstatutory stock options.................                                                             341,000
    Changes in assets and liabilities
      Accounts receivable, net...................        (812,765)          (1,396,501)         185,178    (2,373,068)
      Other receivables..........................          85,527
      Due to (from) related parties..............                             (529,728)      (1,229,384)      449,824
      Prepaid expenses and other assets..........         (70,916)              (9,300)         (60,905)      (67,876)
      Accounts payable...........................       1,761,465            1,430,312          576,522       141,769
      Accrued payroll............................         116,177                8,071          229,373       213,925
      Accrued expenses and other liabilities.....        (135,851)           1,107,572         (373,037)      611,976
      Deferred revenue...........................         733,476              236,620           69,309       941,183
                                                      -----------          -----------      -----------   -----------
      Net cash used in operating activities......      (2,097,637)            (833,935)      (5,185,326)   (2,703,576)
                                                      -----------          -----------      -----------   -----------
Cash flows from investing activities
  Purchases of property and equipment............                             (506,483)      (1,270,383)   (2,479,880)
  Issuance of notes receivable...................                                                            (309,000)
  Payments received on notes receivable..........                                                               1,667
  Proceeds from sale of property and equipment...          56,344                                 4,842         8,176
                                                      -----------          -----------      -----------   -----------
      Net cash provided by (used in) investing
         activities..............................          56,344             (506,483)      (1,265,541)   (2,779,037)
                                                      -----------          -----------      -----------   -----------
Cash flows from financing activities
  Issuance of common stock, net of issuance
    costs........................................                               13,000            8,000     5,254,317
  Borrowings from NYSERNet.net, Inc..............       2,041,293                             2,385,721       301,279
  Proceeds from line of credit borrowings, net...                                             4,144,005     1,285,995
  Principal payments on capital leases...........                                              (124,262)     (350,199)
  Proceeds from long-term debt...................                                                           1,023,724
  Security deposit on equipment financing........                                                            (382,000)
  Advances from NYSERNet.net, Inc................                            1,500,000
                                                      -----------          -----------      -----------   -----------
      Net cash provided by financing
         activities..............................       2,041,293            1,513,000        6,413,464     7,133,116
                                                      -----------          -----------      -----------   -----------
      NET INCREASE (DECREASE) IN CASH AND CASH
         EQUIVALENTS.............................                              172,582          (37,403)    1,650,503
Cash and cash equivalents, beginning of period...                                               172,582       135,179
                                                      -----------          -----------      -----------   -----------
Cash and cash equivalents, end of period.........     $        --          $   172,582      $   135,179   $ 1,785,682
                                                      ===========          ===========      ===========   ===========

The accompanying notes are an integral part of these statements.

                           APPLIEDTHEORY CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE A -- NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     AppliedTheory Corporation (formerly AppliedTheory Communications, Inc.) was incorporated in the State of New York in November 1995 as a wholly-owned subsidiary of NYSERNet.net, Inc. (NET), a not-for profit corporation. NET is also the sole member of NYSERNet.org, Inc. (ORG), a not-for-profit corporation (in effect ORG is a wholly-owned subsidiary of NET). As a result of certain transactions completed during 1998 (the exercise of stock options and the private placement described in Note H), AppliedTheory Corporation is no longer a subsidiary of NET.

     The operating activities prior to October 1, 1996 were conducted as a nonincorporated "division" of ORG and are considered to constitute a predecessor business (the "Predecessor"). The financial statements presented for the nine months ended September 30, 1996 reflect these activities on a "carved-out" basis from the historical financial statements of ORG as if the Predecessor had been organized as of January 1, 1996.

     In conjunction with the proposed initial public offering, AppliedTheory Communications, Inc. intends to reorganize as a Delaware corporation. On January 28, 1999, the Company established its wholly-owned subsidiary, AppliedTheory Corporation. The Company intends to merge into AppliedTheory Corporation, which would be the surviving entity. For purposes of these financial statements and notes thereto, AppliedTheory Corporation and AppliedTheory Communications, Inc. are used interchangeably and referred to as "the Company."

     The Company is a provider of Internet solutions for businesses with critical Internet operations. The Company's solutions include: (i) Internet connectivity, (ii) Internet integration and enterprise portal development and
(iii) Web hosting.

     The Company's operations are subject to certain risks and uncertainties, including actual and potential competition by entities with greater financial resources, experience and market presence, risks associated with the development of the Internet market, risks associated with consolidation in the industry, the need to manage growth and expansion, certain technology and regulatory risks and dependence upon sole and limited source suppliers. In addition, the Company has to date relied upon NET for a significant portion of the funding of its operations.

     The Company has a history of losses, negative cash flow from operations and at December 31, 1998 has a working capital deficiency and stockholders' deficit of $3,248,566 and $9,007,037, respectively. On January 29, 1999, the Company's Board of Directors authorized the filing of a registration statement relating to an initial public offering (IPO) of shares of common stock should market conditions permit and an increase in the number of common stock and preferred stock authorized to 60,000,000 and 1,000,000, respectively. Management has formulated plans that it believes will provide the Company with sufficient liquidity for the next twelve months in the event the IPO is delayed or unsuccessful. Management's plans include the deferral of discretionary expenses, utilization of existing cash, available credit from existing borrowing agreements and from additional financings, strategic relationships or other arrangements. There can be no assurance that these plans will be successful.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the Company's significant accounting policies.

1.  Revenue Recognition

     Revenue from Internet connectivity and Web hosting services is recognized ratably over the period of the agreement as the services are provided.

     Revenue from Internet integration and enterprise portal development is recognized as the services are rendered or on a percentage of completion basis for contracts requiring milestone achievements prior to invoicing.

2.  Deferred Revenue

     Deferred revenue consists principally of billings in advance of services not yet provided.

3.  Research and Development

     The Company charges all costs incurred to establish the technological feasibility of a product or product enhancement to research and development expense.

4.  Advertising

     Advertising costs, charged to operations when incurred, were approximately $12,000, $400, $435,000 and $1,363,000 for the nine months ended September 30,
1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

5.  Income Taxes

     The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. A valuation allowance is recognized to the extent a portion or all of a deferred tax asset may not be realizable.

6.  Loss Per Share

     Basic loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common shares issued or issuable pursuant to stock options and stock appreciation rights. Potential common shares issued are calculated using the treasury stock method. All potential common shares have been excluded from the computation of diluted loss per share as their effect would be antidilutive and accordingly, there is no reconciliation of basic and diluted loss per share for each of the periods presented (Note H). Loss per share has not been presented for the Predecessor because the Predecessor was not an incorporated entity.

7.  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

8.  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

     Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Depreciation of capitalized leased assets is recorded on the straight-line method over the shorter of the term of the lease or the estimated useful life.

9.  Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of

     The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

10.  Lease and Contractual Commitments

     The Company recognizes expense under operating leases and contractual agreements on a straight-line basis over the terms of the lease or agreement. The difference between the amounts computed on a straight-line basis and the amounts paid or payable is included in accrued expenses and other liabilities.

11.  Stock Split

     On October 14, 1998, the Board of Directors approved a five-for-one stock split. All share and per share amounts in the accompanying financial statements have been retroactively restated to give effect to the stock split. The par value was maintained at $.01 per share.

12.  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. However, these customers are concentrated in New York State. The Company's revenues from ORG customers and services to ORG accounted for approximately 52%, 47% and 37% of total net revenues for the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively (Note I). One third-party customer accounted for 14%, 16% and 28% of total net revenues for the three months ended December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively.

13.  Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, long-term debt and capital lease obligations approximate fair value because of the short maturity of these items.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

     The Company believes that it is not practical to estimate a fair value for its redeemable preferred stock which has a carrying value of $1,500,000.

     The carrying amount of the debt issued pursuant to the Company's bank credit agreement, as of December 31, 1998, approximates fair value because the interest rates change with market interest rates.

14.  Supplemental Noncash Investing and Financing Activities

     During the years ended December 31, 1997 and 1998, the following noncash transactions occurred: (1) in 1997, the Company (i) purchased approximately $551,000 of fixed assets under capital lease obligations (Note D), (ii) incurred approximately $2,129,000 in advances to purchase fixed assets from ORG (Notes F and I) and (iii) issued 15,000 shares of $100 per share liquidation value preferred stock in settlement of the advances due to NET as of December 31, 1996 (Notes G and I), (2) the Company recorded $210,000 in dividends payable on the preferred stock in 1997 and 1998 and (3) in 1998, the Company recorded $341,000 to additional paid-in-capital from the conversion of 85,000 stock appreciation rights to nonstatutory stock options (Note H).

15.  Segment and Related Information

     The Company operates as one business segment, as a provider of Internet solutions, and follows the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

     The Company had revenues from its major service offerings as follows:

                                   NINE            THREE                YEAR ENDED
                               MONTHS ENDED     MONTHS ENDED           DECEMBER 31,
                               SEPTEMBER 30,    DECEMBER 31,    --------------------------
                                   1996             1996           1997           1998
                               -------------    ------------    -----------    -----------
Net revenues
  Internet connectivity......   $5,690,811       $2,508,180     $12,249,040    $15,076,914
  Internet integration and
     enterprise portal
     development.............      244,439          268,325       1,914,726      5,940,366
  Web hosting................      291,056          299,806       1,007,948      1,545,710
                                ----------       ----------     -----------    -----------
Total net revenues...........   $6,226,306       $3,076,311     $15,171,714    $22,562,990
                                ==========       ==========     ===========    ===========

16.  Use of Estimates

     In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

17.  Reclassifications

     Certain prior period amounts have been reclassified to conform to the current year presentation.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE C -- PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                 1997          1998
                                                              ----------    ----------
Computer equipment..........................................  $3,098,084    $5,467,772
Office furniture and equipment..............................     409,809       440,019
Equipment under capital leases..............................     551,334       551,334
Leasehold improvements......................................     983,821       353,210
                                                              ----------    ----------
                                                               5,043,048     6,812,335
Less accumulated depreciation and amortization..............  (1,132,642)   (2,609,164)
                                                              ----------    ----------
                                                              $3,910,406    $4,203,171
                                                              ==========    ==========

     On December 21, 1998, the Company adopted a plan which was approved by the Board of Directors to close a leased facility which principally is used as a Web hosting data center. The facility has experienced operational difficulties which limited its usability as a Web hosting site and the ability to generate sufficient revenues. In connection with the plan of abandonment, the Company has recorded a $900,000 charge to operations for the year ended December 31, 1998 consisting of (i) a $486,000 write-down of equipment and leasehold improvements to management's estimate of their fair value of approximately $70,000 in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" and (ii) a $414,000 accrued liability relating to equipment leases and facility operating leases, net of anticipated subrental income in accordance with the provisions of EITF 94-3, "Liability Recognized for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The plan calls for the Web hosting customer base served from this facility and the related revenues, which are not significant, to be transitioned to another facility by September 1999.

NOTE D -- LONG-TERM DEBT, BORROWINGS FROM NET AND CAPITAL LEASE OBLIGATIONS

     Long-term debt, borrowings from NET and capital lease obligations consist of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1997          1998
                                                              ----------    ----------
Line of credit..............................................  $4,144,005    $5,430,000
Borrowings from NYSERNet.net, Inc...........................   2,444,636     2,957,238
Equipment financing.........................................                   897,764
Capital lease obligations...................................     427,072       202,833
                                                              ----------    ----------
                                                               7,015,713     9,487,835
Less current portion........................................    (210,548)     (551,359)
                                                              ----------    ----------
                                                              $6,805,165    $8,936,476
                                                              ==========    ==========

Line of Credit

     On January 20, 1998, the Company entered into a credit agreement with Fleet Bank for the aggregate amount of $7,500,000 which expires on January 19, 2001. The agreement provides for the payment of the unpaid principal balance of all amounts advanced on January 19, 2001. Interest is charged and payable on

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

a monthly basis as determined by the Company, either on a LIBOR plus 50 basis points or a prime rate basis less 200 basis points. The credit facility is collateralized by substantially all assets of the Company and by a maximum of $5,500,000 of cash and cash equivalents, government securities, corporate securities or corporate equities pledged by NET.

     Pursuant to the credit agreement, the Company refinanced its existing short-term lines of credit on a long-term basis. Accordingly, the $4,144,000 outstanding under this line of credit balance as of December 31, 1997 was classified based on the terms of the refinancing.

     At December 31, 1998, the Company had $5,430,000 outstanding under the line of credit and, as a result of certain restrictions, had $70,000 in additional availability. The average interest rate on outstanding borrowings was 10.0% and 6.1% at December 31, 1997 and 1998, respectively.

Borrowings from NYSERNet.net, Inc.

     The Company has an unsecured borrowing facility with NET which provides for borrowings to a maximum amount of $6,187,000, less any preferred stock issued to NET (Note G), for working capital requirements. Interest on the loans accrues at the prime rate (8.5% and 8.0% at December 31, 1997 and 1998, respectively) and payments are deferred for five years from the date of each advance or January 1, 2002, whichever is earlier. All principal borrowings under this agreement are due and payable on January 1, 2002. The Company had principal borrowings under this facility of $2,385,721 and $2,687,000 at December 31, 1997 and 1998,
respectively. The Company had $2,000,000 available for additional principal borrowings at December 31, 1998. In addition, the Company has interest payable under this agreement of $58,915 and $270,238 at December 31, 1997 and 1998, respectively. Amounts charged to interest expense on the borrowings under this related party debt facility amounted to $58,915 and $211,323 for the years ended December 31, 1997 and 1998, respectively.

Equipment Financing

     During 1998, the Company entered into an equipment financing agreement with a secured lender. Borrowings under the agreement are repayable in thirty-six
(36) varying monthly installments. Interest is payable monthly at a fixed rate of 10.3%. Principal payments under this financing are $417,168 in 1999, $302,699 in 2000 and $177,897 in 2001. In connection with the equipment financing, the Company was required to place on deposit $382,000 as additional collateral. The security deposit earns interest at a rate of 5.0% per annum and is refundable in equal installments on April 1, 2000 and 2001.

Capital Lease Obligations

     The Company leases certain equipment under agreements accounted for as capital leases. The obligations for the equipment require the Company to make monthly payments through September 2000, with implicit interest rates ranging from 10.0% to 16.6%.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

     The following is a summary of the aggregate annual maturities of long-term debt, borrowings from NET and capital lease obligations as of December 31, 1998:

           YEAR ENDING DECEMBER 31,
           ------------------------
1999...........................................    $  551,359
2000...........................................       371,342
2001...........................................     5,607,896
2002...........................................     2,957,238
                                                   ----------
          Total................................    $9,487,835
                                                   ==========

     Interest paid for the nine months ended September 30, 1996 and the years ended December 31, 1997 and 1998 was $4,870, $287,798 and $396,745,
respectively.

NOTE E -- ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses consisted of the following:

                                                                 1997          1998
                                                              ----------    ----------
Network costs...............................................  $  301,847    $1,020,413
Lease and contractual commitments...........................     184,780       184,780
Other.......................................................     523,402     1,267,774
                                                              ----------    ----------
                                                              $1,010,029    $2,472,967
                                                              ==========    ==========

     Other liabilities consisted of the following:

                                                                  1997          1998
                                                                --------      --------
Lease and contractual commitments...........................    $367,461      $214,499
Accrued compensation........................................     284,000
                                                                --------      --------
                                                                $651,461      $214,499
                                                                ========      ========

NOTE F -- COMMITMENTS AND CONTINGENCIES

1.  Telecommunications

     The Company is committed to a minimum cumulative purchase commitment to a telecommunications vendor for various products and services through December 31, 2000. As of December 31, 1998, the Company has met the minimum cumulative purchase commitments of $16.5 million through December 31, 1999 and anticipates meeting the future minimum cumulative purchase commitments of $20 million over the remaining term; however, there can be no assurance that such minimum will be met.

     The Company has also entered into contracts expiring at various times through the year 2002 with various communication vendors to provide services consisting of aggregating, routing and transporting data communications over the Company's network.

2.  Facilities and Equipment Leases

     The Company leases its office facilities and certain equipment with expiration dates through November 2008. Certain operating leases for the office facilities include rent holidays and scheduled base

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

rent increases over the term of the lease. The total amount of base rent is being charged to expense on the straight-line method over the terms of the lease.

     Future minimum lease payments under noncancelable operating leases as of December 31, 1998 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1999...........................................    $  894,000
2000...........................................       900,000
2001...........................................       809,000
2002...........................................       699,000
2003...........................................       743,000
Thereafter.....................................     2,898,000
                                                   ----------
          Total................................    $6,943,000
                                                   ==========

     Total rent expense for operating leases amounted to $253,000, $292,000 (including $89,000 to ORG), $862,000 and $898,000 for the nine months ended September 30, 1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     Effective January 1, 1997, the Company purchased all assets previously leased from ORG for $2,129,000. The assets were purchased at book value, which approximated fair value at the effective date.

3.  Employment Agreements

     The Board of Directors has provided for severance payments upon termination of employment or change in control, as defined, for certain executive officers of the Company. Under this provision, the maximum aggregate commitment at December 31, 1998, excluding benefits, was approximately $1,265,000.

4.  Litigation Matters

     The Company is involved in various litigation which arise through the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE G -- REDEEMABLE PREFERRED STOCK

     Effective January 1, 1997, the Company issued 15,000 shares of redeemable preferred stock at $100 per share liquidation value to NET in satisfaction of the $1,500,000 advance. Holders of shares of the redeemable preferred stock are entitled to receive payment for cumulative dividends at the annual rate of $14.00 per share (14%) beginning January 1, 1999, based upon a liquidation value of $100 per share, payable quarterly. At December 31, 1998, the amount of dividends payable on the 14% redeemable preferred stock was $420,000. All or any part of the preferred stock may be redeemed by the Company at any time on or after December 31, 2001, by resolution of the Company's Board of Directors. At any time on or after December 31, 2001, any holder of preferred stock may request that the Company redeem some or all of the holder's preferred stock within sixty days of such request.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE H -- STOCKHOLDERS' EQUITY (DEFICIT) AND STOCK OPTIONS

     The Company has authorized 25,000,000 shares of voting common stock and 5,000,000 shares of nonvoting common stock. In addition, the Company has authorized 75,000 shares of preferred stock.

     The Company's nonvoting common stock is identical in all respects to the voting common stock, except that the holders of the nonvoting common stock do not have the right to vote on any matter coming before the stockholders of the Company, except to the extent required by law. At the option of the Company's Board of Directors, all shares of nonvoting common stock can be converted into shares of voting common stock.

     On August 4, 1998, the Company completed a private placement of 1,150,000 shares of its voting common stock for proceeds of $4,985,719, net of issuance costs of $80,951. In connection with the private placement, NET sold a portion of its holdings in the Company. The stock purchase agreement also gives the investors the right of first refusal to purchase any equity securities of the Company at the same price, and on the same terms and conditions offered until such time that any class of the Company's equity securities are registered under the Securities and Exchange Act. In addition, NET granted an irrevocable proxy to vote and to execute and deliver written consents or otherwise act with respect to 1,260,000 shares of its current holdings of 3,250,000 shares to the investors of the private placement.

     The Company's 1996 Incentive Stock Option Plan has authorized the grant of options to key employees, directors, advisors and consultants for up to 8,000,000 shares of the Company's common stock with an exercise price of not less then the fair market value of the shares at the date of grant. All options granted have ten-year terms and vest over one to five years following the date of grant. The Board of Directors may exercise the right to accelerate the vesting provisions of the option grants upon the occurrences or certain conditions, as defined.

     As permitted by SFAS No. 123, the Company has elected to follow the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," method of determining compensation cost. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                 THREE MONTHS ENDED    ------------------
                                                 DECEMBER 31, 1996      1997       1998
                                                 ------------------    -------    -------
Risk-free interest rate........................         6.21%            5.40%      4.80%
Volatility factor..............................          .001             .001       .001
Expected life of options.......................       5 years          5 years    5 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

existing methods do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had the Company determined compensation cost for this plan in accordance with SFAS No. 123, the Company's pro forma net loss attributable to common stockholders and pro forma basic and diluted loss per common share would have been as follows:

                                                                YEAR ENDED DECEMBER 31,
                                        THREE MONTHS ENDED    ---------------------------
                                        DECEMBER 31, 1996         1997           1998
                                        ------------------    ------------    -----------
Pro forma net loss attributable to
  common stockholders.................     $(1,765,450)       $ (6,069,920)   $(6,171,616)
Pro forma basic and diluted loss per
  common share........................     $      (.27)       $       (.93)   $      (.73)

     A summary of the Company's stock option activity and related information for the period October 1, 1996 through December 31, 1998, follows:

                                                                                WEIGHTED
                                                                 PRICE          AVERAGE
                                                 OPTIONS       PER SHARE     EXERCISE PRICE
                                                ----------    -----------    --------------
Balance, October 1, 1996
Granted.......................................   3,296,500     $.084-$.20    $         .108
Forfeited.....................................     (25,000)          .394              .084
                                                ----------    -----------    --------------
Balance, December 31, 1996....................   3,271,500       .084-.20              .108
Granted.......................................     586,555            .60               .60
Exercised.....................................     (40,000)           .20               .20
Forfeited.....................................     (11,250)          .394              .394
                                                ----------    -----------    --------------
Balance, December 31, 1997....................   3,806,805       .084-.60              .182
Granted.......................................   1,474,515       .20-4.40             4.104
Exercised.....................................  (2,372,890)      .084-.60              .114
Forfeited.....................................    (242,875)      .084-.60              .438
                                                ----------    -----------    --------------
Balance, December 31, 1998....................   2,665,555    $.084-$4.40    $         2.39
                                                ==========    ===========    ==============
Exercisable, December 31, 1996................      80,000           $.20    $          .20
                                                ==========    ===========    ==============
Exercisable, December 31, 1997................     918,980    $.084-$ .60    $         .154
                                                ==========    ===========    ==============

     The weighted average fair values of options granted were $.02, $.00 and $.87 for the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

     The following table summarizes information about the shares outstanding and exercisable for options at December 31, 1998:

                             OUTSTANDING
              -----------------------------------------        EXERCISABLE
                                WEIGHTED                  ----------------------
                                AVERAGE        WEIGHTED                 WEIGHTED
 RANGE OF                      REMAINING       AVERAGE                  AVERAGE
 EXERCISE       NUMBER      CONTRACTUAL LIFE   EXERCISE     NUMBER      EXERCISE
  PRICES      OUTSTANDING       IN YEARS        PRICE     EXERCISABLE    PRICE
 --------     -----------   ----------------   --------   -----------   --------
$.084-$.092      483,545          1.17          $ .091       440,545     $ .09
  .20-.60        817,495          7.89            .396       596,620       .32
 4.40          1,364,515          9.84           4.40        136,740      4.40
               ---------                                   ---------
               2,665,555          8.75          $2.39      1,173,905     $ .71
               =========                                   =========

     During 1997, the Board of Directors authorized the issuance of 85,000 Stock Appreciation Rights (SARS) to certain executives at an exercise price varying from $.20 to $.60. The SARS vest ratably over a four-year period or upon occurrence of certain events. At the option of the Company, the SARS can be converted into nonstatutory stock options at their exercise price. Because the exercise price exceeded the fair market value of the underlying stock as of December 31, 1997, no liability was recorded. During 1998, pursuant to the sale of common stock of the Company described above, the SARS vested, the Company recorded $341,000 of compensation expense and the SARS were converted into nonstatutory stock options.

NOTE I -- RELATED PARTY TRANSACTIONS

1.  Transactions With NET and ORG

     Effective October 1, 1996, the Company purchased certain assets and assumed certain liabilities of ORG in a noncash transaction. The following is a summary of this transaction:

Assets purchased
  Prepaid expense and other assets..........................    $116,927
  Property and equipment (book value basis of $704,860).....     773,839
  Intangible assets (book value basis of $0)................     758,000
Liabilities assumed
  Accrued compensation......................................    $130,669
  Deferred revenue..........................................     601,507
  Other accrued liabilities.................................     877,615

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 48, the purchase of the intangible assets and the amount paid for property and equipment in excess of the assets' net book value have been recorded as a charge to retained earnings in the amount of $826,979.

     The Company has entered into a resale agreement with ORG to serve as ORG's sole source provider for Internet system and network management solutions to ORG's customer base under contractual arrangements. ORG's customers consist of
(i) unrelated customers for which ORG serves as a conduit to the sales transactions between the Company and these customers and (ii) member institutions of ORG for which ORG provides pricing terms below that charged by the Company to ORG. In addition,

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

the Company provides services to ORG principally related to network development. The Company's revenues from ORG's customer base and services to ORG for the following periods are:

                                                   THREE
                                                MONTHS ENDED    YEAR ENDED DECEMBER 31,
                                                DECEMBER 31,    ------------------------
                                                    1996           1997          1998
                                                ------------    ----------    ----------
Unrelated customers...........................   $  916,773     $3,705,546    $3,051,837
Member institutions...........................      529,179      2,890,786     4,477,004
Services to ORG...............................      141,057        552,002       798,277
                                                 ----------     ----------    ----------
                                                 $1,587,009     $7,148,334    $8,327,118
                                                 ==========     ==========    ==========

     The excess of the Company's revenues over amounts charged by ORG to its member institutions was approximately $243,000, $1,490,000 and $2,814,000 for the three months ended December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively.

     The Company has also entered into a resource sharing agreement with both NET and ORG. During the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, the Company charged NET approximately $25,000, $91,500 and $100,000 and ORG $63,000, $210,000 and $300,000, respectively, in management fees.

     During the year ended December 31, 1997, the Company purchased from ORG fixed assets previously leased from ORG with a book value of $2,129,000. In addition, the Company issued 15,000 shares of $100 per share liquidation value preferred stock in settlement of the advances due to NET (Note G).

     Transactions among the Company, ORG and NET throughout the period are summarized as follows:

                                             THREE MONTHS        YEAR ENDED DECEMBER 31,
                                                 ENDED          --------------------------
                                           DECEMBER 31, 1996       1997           1998
                                           -----------------    -----------    -----------
Balance, beginning of period.............     $   (39,016)      $   490,712    $  (400,277)
Revenue from ORG.........................       1,587,009         7,148,334      8,327,118
Payments made to the Company.............                        (6,123,558)    (8,033,630)
Management fees..........................          88,083           301,297        399,780
Expenses paid on behalf of the Company by
  ORG....................................      (1,393,613)          (10,997)       (45,441)
Expenses paid by the Company on behalf of
  ORG and Net............................         323,824            96,756        136,733
Purchase of assets from ORG..............                        (2,129,105)
Equipment lease..........................         (89,335)           46,267
Company receipts deposited by ORG and
  NET....................................          13,760                          170,017
ORG and NET receipts deposited by the
  Company................................                          (219,983)    (1,404,401)
                                              -----------       -----------    -----------
Balance, end of period...................     $   490,712       $  (400,277)   $  (850,101)
                                              ===========       ===========    ===========

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

2.  Other

     In 1998, two officers/stockholders of the Company borrowed a total of $294,000 under term note agreements. The total principal amount plus accrued interest is due in 2001. Interest is being accrued at a rate of 5.56%. Upon demand by the Company the officers/stockholders will be required to pledge common stock of the Company as collateral on these borrowings.

     In December 1998, the Board authorized the Company to make available a $2.5 million credit line, effective January 1, 1999, to its Chairman/CEO to be used exclusively for purchasing the Company's common stock, under certain circumstances. This line of credit agreement will terminate upon consummation of the initial public offering transaction described in Note A.

     In October 1996, the Company entered into a consulting agreement with a director/stockholder, which agreement expires in October 2000. The agreement, which is automatically renewable annually after the initial term, is cancellable by either party with notice, as defined. Under this agreement, the director/ stockholder receives $5,000 per-month in consulting fees. In addition, the director/stockholder received 500,000 stock options in 1996 with an exercise price of $.20 per-share which vest ratably over the term of the initial term of the consulting agreement or upon occurrence of certain events. The compensation charge pertaining to the stock options was nominal based on the fair value of the common stock at the date of grant. These stock options became fully exercisable in 1998 as a result of the August 4, 1998 private placement transaction described in Note H. The Company incurred consulting fees of $15,000, $60,000 and $60,000 during the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     During the year ended December 31, 1998, the Company incurred $25,000 in consulting fees to one of its principal stockholders.

NOTE J -- INCOME TAXES

     The Company generated taxable losses of approximately $1,285,000, $5,526,000 and $4,916,000 for the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     Significant components of the Company's deferred tax assets are as follows:

                                             THREE MONTHS
                                                 ENDED         YEAR ENDED DECEMBER 31,
                                             DECEMBER 31,     --------------------------
                                                 1996            1997           1998
                                             -------------    -----------    -----------
Net operating loss carryforwards...........   $   501,000     $ 2,771,000    $ 4,607,000
Accruals not currently deductible for Tax
  purposes.................................       462,000         391,000        618,000
Acquisition of intangible assets from
  ORG......................................       298,000         298,000        276,000
Other......................................        12,000         130,000        256,000
                                              -----------     -----------    -----------
Gross deferred tax assets..................     1,273,000       3,590,000      5,757,000
Valuation allowance........................    (1,273,000)     (3,590,000)    (5,757,000)
                                              -----------     -----------    -----------
                                              $        --     $        --    $        --
                                              ===========     ===========    ===========

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

     A reconciliation between the Company's effective tax rate and the Federal income tax rate is as follows:

                                                                           YEAR ENDED
                                                      THREE MONTHS        DECEMBER 31,
                                                          ENDED          --------------
                                                    DECEMBER 31, 1996    1997     1998
                                                    -----------------    -----    -----
Statutory Federal income tax rate.................          (34)%          (34)%    (34)%
Valuation allowance on net operating Loss.........           33             32       32
Valuation allowance on temporary Differences......                           1        1
Expenses not deductible for income tax purposes...            1              1        1
                                                          -----          -----    -----
Effective income tax rate.........................            0%             0%       0%
                                                          =====          =====    =====

     The Company has provided a net deferred tax asset valuation allowance for net deferred tax assets since realization of these benefits cannot be reasonably assured.

     At December 31, 1998, the Company had net operating loss carryforwards of approximately $11,727,000 for income tax purposes. These net operating losses begin to expire in the year 2012. Utilization of the net operating loss arising prior to August 4, 1998 will be subject to an annual limitation due to the change in ownership on such date. Further limitations may occur in the event of significant changes in the Company's ownership. In addition, their use is limited to future earnings of the Company.

NOTE K -- RETIREMENT SAVINGS PLANS

     During the nine months ended September 30, 1996, the Company participated in a 403(b) defined contribution plan through Teachers Insurance Annuity (TIAA) and College Retirement Equities Fund (CREF). This plan was available to eligible employees. The Company contributed a percentage of each eligible employee's regular salary. Total expense charged to operations relating to this plan for the nine months ended September 30, 1996 was $296,000. As of January 1, 1997, all employees were transferred to the AppliedTheory Communications, Inc. 401(k) and Money Purchase Pension Plans, and the 403(b) plan with TIAA and CREF was terminated and all participants were fully vested in their account balances.

     The AppliedTheory Communications, Inc. Money Purchase Pension Plan and the AppliedTheory Communications, Inc. 401(k) Profit Sharing Plan cover substantially all employees. In addition to employee contributions, the Company matched a percentage of the employee's elective salary deferral into the Profit Sharing Plan and contributed a percentage of each eligible employee's salary to the Money Purchase Plan. Effective October 1, 1997, the Company terminated the AppliedTheory Communications, Inc. Money Purchase Pension Plan. All employees in the Plan were vested, and all assets of the Plan were transferred into the 401(k) Profit Sharing Plan. The total contributions made by the Company under both Plans totaled approximately $30,000 for the three months ended December 31, 1996, and $587,000 and $373,000 for the years ended December 31, 1997 and 1998, respectively.

NOTE L -- SUBSEQUENT EVENT

1.  Agreement

     On January 26, 1999, the Company and IXC Internet Services, Inc., (a principal stockholder) signed a Joint Marketing and Services Agreement. Under the agreement each party can resell the services of the other party.

     [INSIDE BACK COVER --]

     [GRAPHIC: GEMINI2000 LOGO, INCORPORATING LOGOS OF APPLIEDTHEORY CORPORATION AND IXC COMMUNICATIONS, INC.]

     [GRAPHIC: MAP OF THE UNITED STATES ILLUSTRATING THE GEMINI2000 NETWORK GEOGRAPHICAL SCOPE. GEMINI2000 DATA CENTERS ARE ILLUSTRATED IN DALLAS, NEWARK AND SAN FRANCISCO. CORE POP (POINT OF PRESENCE) SITES ARE INDICATED IN SEATTLE, SAN FRANCISCO, SALT LAKE CITY, DALLAS, CHICAGO, ATLANTA, BALTIMORE/WASHINGTON D.C. AND NEWARK. THE CORE POP SITES ARE INTERCONNECTED BY OC 48 LINES. APPLIEDTHEORY EXPANSION CITIES ARE INDICATED IN LOS ANGELES, SAN DIEGO, PHOENIX, MINNEAPOLIS, DETROIT, ST. LOUIS, HOUSTON, TAMPA, PHILADELPHIA, STAMFORD, PROVIDENCE AND BOSTON. THE APPLIEDTHEORY EXPANSION CITIES ARE CONNECTED TO CORE POP SITES BY OC 3 LINES.]

     [GRAPHIC: THE GEMINI2000 REGIONAL HIERARCHY ILLUSTRATED WITH CORE POP SITES CONNECTED BY OC 48 LINES. THE CORE POP SITES ARE CONNECTED TO PACKET OVER SONET
(POS) SITES AND ASYNCHRONOUS TRANSFER MODE (ATM) SITES WHICH ARE IN TURN CONNECTED TO APPLIEDTHEORY EXPANSION CITY SITES, ALL BY OC 3 LINES.]

     [TEXT: THE GEMINI2000 NETWORK IS A NEW HIGH SPEED INTERNET BACKBONE BUILT FROM THE GROUND UP WITH THE LATEST FIBER TECHNOLOGY AND ELECTRONICS. UTILIZING A UNIQUE HIERARCHICAL TOPOLOGY, IT IS 100 TO 1,000 TIMES FASTER THAN TYPICAL INTERNET BUSINESS CONNECTIONS AVAILABLE TODAY.]

---------------------------------------------------------------
---------------------------------------------------------------

    PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER APPLIEDTHEORY CORPORATION NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.
                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------

                                                  PAGE
                                                  ----
Prospectus Summary..............................    1
Risk Factors....................................    9
How We Intend to Use the Proceeds From the
  Offering......................................   21
Dividend Policy.................................   21
Capitalization..................................   22
Dilution........................................   23
Selected Financial Data.........................   24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   26
Business........................................   34
Management......................................   53
Certain Transactions............................   62
Principal Stockholders..........................   66
Description of Capital Stock....................   68
Shares Eligible for Future Sale.................   71
Certain U.S. Federal Tax Considerations for Non-
  U.S. Holders of Common Stock..................   72
Underwriting....................................   73
Legal Matters...................................   75
Experts.........................................   75
Where You Can Find More Information.............   75
Index to Financial Statements...................  F-1

                            ------------------------

    Until            , 1999 all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
---------------------------------------------------------------
---------------------------------------------------------------
---------------------------------------------------------------
---------------------------------------------------------------
                                 APPLIEDTHEORY
                                  CORPORATION
                                                  SHARES
                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------

                            BEAR, STEARNS & CO. INC.
                               CIBC WORLD MARKETS
                                LEHMAN BROTHERS
                            ------------------------
                                              , 1999
---------------------------------------------------------------
---------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:

Registration Fee-Securities and Exchange Commission.........  $15,985
NASDAQ National Market Listing Fee..........................        *
NASD Filing Fee.............................................    6,250
Blue Sky fees and expenses..................................        *
Accountants' fees and expenses..............................        *
Legal fees and expenses.....................................        *
Printing and engraving expenses.............................        *
Transfer agent and registrar fees...........................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------
* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware (the
DGCL) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or business, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides: (i) that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; (ii) that indemnification provided for by Section 145 shall not be deemed exclusive of any rights to which the indemnified party may be entitled; (iii) and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the DGCL provides that a corporation in its original Certificate of Incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. AppliedTheory's Certificate of Incorporation contains such a provision.

     AppliedTheory's Certificate of Incorporation and By-Laws provide that AppliedTheory shall indemnify officers and directors and, to the extent permitted by the Board of Directors, employees and agents of AppliedTheory, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the By-Laws permit the Board of Directors to authorize AppliedTheory to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of AppliedTheory arising out of his capacity as such.

     Prior to completion of this offering, AppliedTheory and each of its directors will enter into an indemnification agreement. The indemnification agreements will provide that AppliedTheory will indemnify the directors to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware and by the Certificate of Incorporation and the Bylaws.

     The employment agreements of AppliedTheory's executive officers (which are included as Exhibits to this Registration Statement) provide that AppliedTheory shall indemnify the officers to the fullest extent permitted by law and by the Certificate of Incorporation and Bylaws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, AppliedTheory has issued securities that were not registered under the Securities Act of 1933, as amended (the Securities Act) to a limited number of persons, as described below.

     AppliedTheory believes that the transactions described below were exempt from registration under the Securities Act pursuant to (i) Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving public offering, (ii) Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to compensatory benefit plans and contracts relating to compensation; or (iii) Section 3(a)(9), as an issuance of a security exchanged by the issuer with an existing security holder exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchanged.

(A)  ISSUANCES OF CAPITAL STOCK

     In March 1996, AppliedTheory transferred 6,500,000 shares, which at the time represented all of its outstanding stock, to NYSERNet.net in a reorganization of NYSERNet, Inc. AppliedTheory received as consideration for its stock certain operating assets of NYSERNet, Inc. and $13,000.

     On March 12, 1997, AppliedTheory issued to NYSERNet 15,000 shares of Preferred Stock pursuant to a revolving borrowing facility with NYSERNet. The Preferred Stock has a liquidation value of $100 per share and provides for dividends accruing at an annual rate of 14% of the liquidation value. AppliedTheory may redeem the Preferred Stock after December 31, 2001 at a price equal to the liquidation value plus any accrued but unpaid dividends.

     In August 1998, AppliedTheory issued 1,150,000 shares of Common Stock to IXC Internet Service, Inc. and Grumman Hill Investments III, L.P., for an aggregate offering price of $5,066,670, resulting in net proceeds of $4,985,719.

     As of January 31, 1999, 2,956,596 shares of common stock have been issued in connection with the exercise of stock options.

(B)  GRANTS OF STOCK OPTIONS

     Pursuant to a Non-Statutory Stock Option Contract dated October 5, 1996, AppliedTheory issued to Shelley Harrison an option to purchase 500,000 shares of AppliedTheory voting common stock at a price of $.20 per share. The option vested with regards to 125,000 shares on October 1, 1997 and, with respect to the remaining 375,000 shares, on August 4, 1998.

     The 1996 Incentive Stock Option Plan was adopted, as amended, by AppliedTheory's Board of Directors on September 2, 1998 and by the stockholders of AppliedTheory on October 14, 1998. As of January 31, 1999, options to purchase up to an aggregate of 5,357,570 shares of common stock had been granted to employees of AppliedTheory, of which options to purchase up to an aggregate of 2,121,849 shares of common stock remained outstanding on that date at a weighted average exercise price of $2.96 per share.

     In December 1998, the Board of Directors converted 85,000 outstanding Stock Appreciation Rights held by Messrs. Mandelbaum, Luckett, Martin and Oros into non-qualified options to purchase up to 85,000 shares of common stock of AppliedTheory. The options vested immediately upon issuance.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

 1.01   --  Underwriting Agreement.*
 3.01   --  Certificate of Incorporation of the Registrant.*
 3.02   --  Bylaws of the Registrant.*
 4.01   --  Specimen of Certificate for Common Stock of the Registrant.*
 4.02   --  Registration Rights Agreement by and among IXC Internet
            Services, Inc., Grumman Hill Investments III, L.P.,
            AppliedTheory Communications, Inc., NYSERNet.net, Inc.,
            Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark
            A. Oros, David A. Buckel and Shelley A. Harrison, dated July
            10, 1998.
 5.01   --  Opinion of Dewey Ballantine LLP.*
10.01   --  Stock Purchase Agreement by and among IXC Internet Services,
            Inc., Grumman Hill Investments III, L.P., AppliedTheory
            Communications, Inc., NYSERNet.net, Inc., Richard
            Mandelbaum, David Buckel, James Luckett, Denis Martin and
            Mark Oros, dated August 4, 1998.
10.02   --  1996 Incentive Stock Option Plan.
10.03   --  Form of Option Agreements among the Registrant, IXC Internet
            Services, Inc. and Grumman Hill Investments III, L.P. and
            John Pendray, Robert Riley, Bill Owens, Jacqueline A. Owens,
            Patrick McManus, Stephen Kankus, Barbara J. DeMong, David
            Buckel, Charles Brauch, Marc Bortniker, Shelley Harrison,
            James Luckett, Richard Mandelbaum, Denis Martin, Mark Oros,
            George Sadowsky and Yechiam Yemini, each dated August 4,
            1998.
10.04   --  Non-Statutory Stock Option Contract with Shelley Harrison.
10.05   --  Agreement of Lease between 55 Broad Street Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated May 1, 1996.
10.06   --  Agreement of Lease between Cuttermill Realty Co. and
            AppliedTheory Communications, Inc. and NYSERNet.org, Inc.
            (together as successors to NYSERNet, Inc.), dated May, 1996.
10.07   --  Lease Agreement between Elwood Davis Road Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated November 1995.

    10.08         --  Form of Employment and Non-Competition Agreement between AppliedTheory Communications, Inc. and
                      Richard Mandelbaum, James Luckett, Mark Oros, Denis Martin and David Buckel.*
    10.09         --  Agreement of Employment and Non-Competition between AppliedTheory Communications, Inc. and Lawrence B.
                      Helft, dated December 7, 1998.*
    10.10         --  Consulting Agreement between AppliedTheory Communications, Inc. and Shelley A. Harrison, dated October
                      5, 1996.
    10.11         --  Form of Indemnification Agreement between AppliedTheory Corporation and certain directors.*
    10.12         --  Note with David A. Buckel, dated July 30, 1998.
    10.13         --  Note with James D. Luckett, dated July 30, 1998.
    10.14         --  Assignment, Software Development and License Agreement between NYSERNet.org, Inc. and AppliedTheory
                      Communications, Inc., dated October 1, 1996.
    10.15         --  Joint Marketing and Services Agreement between AppliedTheory Communications, Inc. and IXC Internet
                      Services, Inc., dated January 26, 1999.
    10.16         --  Resale Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet.com, Inc.), and
                      NYSERNet.org, Inc., dated October 1, 1996.
    10.17         --  Resource Sharing Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet.com,
                      Inc.) and NYSERNet.org, Inc., dated October 1, 1996.
    10.18         --  Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet, Inc.) and the New York
                      State Department of Labor, dated September 27, 1994.
    10.19         --  Promissory Note between AppliedTheory Communications, Inc. and NYSERNet.net, Inc., dated           ,
                      1999.*
    10.20         --  Revolving Note Agreement between Fleet National Bank and AppliedTheory Communications, Inc., dated
                      January 20, 1998.
     23.1         --  Consent of Grant Thornton LLP.
     23.2         --  Consent of Dewey Ballantine LLP (contained in Exhibit 5.1).*
     24.1         --  Power of Attorney (included on page II-6).
     27.1         --  Financial Data Schedules.

(b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Great Neck, New York, on February 10, 1999.

                                          APPLIEDTHEORY CORPORATION

                                          By:    /s/ RICHARD MANDELBAUM
                                            ------------------------------------
                                              Richard Mandelbaum
                                              Chairman of Board, Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoints and constitutes Richard Mandelbaum and David A. Buckel, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments to the within Registration Statement, including post-effective amendments, and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on February 10, 1999 in the capacities indicated:

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----
              /s/ RICHARD MANDELBAUM                 Chairman of the Board, Chief     February 10, 1999
---------------------------------------------------  Executive Officer and Director
                Richard Mandelbaum                   (Principal Executive Officer)

                /s/ DAVID A. BUCKEL                  Vice President and Chief         February 10, 1999
---------------------------------------------------  Financial Officer (Principal
                  David A. Buckel                    Financial and Accounting
                                                     Officer)

                 /s/ JAMES GUTHRIE                   Director                         February 10, 1999
---------------------------------------------------
                   James Guthrie

              /s/ SHELLEY A. HARRISON                Director                         February 10, 1999
---------------------------------------------------
                Shelley A. Harrison

                /s/ JAMES T. KELSEY                  Director                         February 10, 1999
---------------------------------------------------
                  James T. Kelsey

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----
                /s/ JOHN J. PENDRAY                  Director                         February 10, 1999
---------------------------------------------------
                  John J. Pendray

                /s/ GEORGE SADOWSKY                  Director                         February 10, 1999
---------------------------------------------------
                  George Sadowsky

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

Board of Directors
  APPLIEDTHEORY CORPORATION

     In connection with our audit of the financial statements of AppliedTheory Corporation and its Predecessor referred to in our report dated January 29, 1999, we have also audited Schedule II for the nine months ended September 30, 1996, the three months ended December 31, 1996, and the years ended December 31, 1997 and 1998 of AppliedTheory Corporation and the Predecessor. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

New York, New York
January 29, 1999

                           APPLIEDTHEORY CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                ADDITIONS --
                                                  BALANCE AT     CHARGED TO                    BALANCE
                                                  BEGINNING      COSTS AND                    AT END OF
                                                  OF PERIOD       EXPENSES      DEDUCTIONS     PERIOD
                                                  ----------    ------------    ----------    ---------
                                                                     (IN THOUSANDS)
Predecessor:
  Nine months ended September 30, 1996
     Allowance for doubtful accounts............                   $   30          $12         $   18
AppliedTheory Corporation:
  Three months ended December 31, 1996
     Allowance for doubtful accounts............                       25            2             23
     Deferred tax valuation allowance...........                    1,273                       1,273
  Year ended December 31, 1997
     Allowance for doubtful accounts............    $   23            120           21            122
     Deferred tax valuation allowance...........     1,273          2,317                       3,590
  Year ended December 31, 1998
     Allowance for doubtful accounts............       122             60           25            157
     Deferred tax valuation allowance...........     3,590          2,167                       5,757

                                 EXHIBIT INDEX

 1.01   --  Underwriting Agreement.*
 3.01   --  Certificate of Incorporation of the Registrant.*
 3.02   --  Bylaws of the Registrant.*
 4.01   --  Specimen of Certificate for Common Stock of the Registrant.*
 4.02   --  Registration Rights Agreement by and among IXC Internet
            Services, Inc., Grumman Hill Investments III, L.P.,
            AppliedTheory Communications, Inc., NYSERNet.net, Inc.,
            Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark
            A. Oros, David A. Buckel and Shelley A. Harrison, dated July
            10, 1998.
 5.01   --  Opinion of Dewey Ballantine LLP.*
10.01   --  Stock Purchase Agreement by and among IXC Internet Services,
            Inc., Grumman Hill Investments III, L.P., AppliedTheory
            Communications, Inc., NYSERNet.net, Inc., Richard
            Mandelbaum, David Buckel, James Luckett, Denis Martin and
            Mark Oros, dated August 4, 1998.
10.02   --  1996 Incentive Stock Option Plan.
10.03   --  Form of Option Agreements among the Registrant, IXC Internet
            Services, Inc. and Grumman Hill Investments III, L.P. and
            John Pendray, Robert Riley, Bill Owens, Jacqueline A. Owens,
            Patrick McManus, Stephen Kankus, Barbara J. DeMong, David
            Buckel, Charles Brauch, Marc Bortniker, Shelley Harrison,
            James Luckett, Richard Mandelbaum, Denis Martin, Mark Oros,
            George Sadowsky and Yechiam Yemini, each dated August 4,
            1998.
10.04   --  Non-Statutory Stock Option Contract with Shelley Harrison.
10.05   --  Agreement of Lease between 55 Broad Street Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated May 1, 1996.
10.06   --  Agreement of Lease between Cuttermill Realty Co. and
            AppliedTheory Communications, Inc. and NYSERNet.org, Inc.
            (together as successors to NYSERNet, Inc.), dated May, 1996.
10.07   --  Lease Agreement between Elwood Davis Road Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated November 1995.
10.08   --  Form of Employment and Non-Competition Agreement between
            AppliedTheory Communications, Inc. and Richard Mandelbaum,
            James Luckett, Mark Oros, Denis Martin and David Buckel.*
10.09   --  Agreement of Employment and Non-Competition between
            AppliedTheory Communications, Inc. and Lawrence B. Helft,
            dated December 7, 1998.*
10.10   --  Consulting Agreement between AppliedTheory Communications,
            Inc. and Shelley A. Harrison, dated October 5, 1996.
10.11   --  Form of Indemnification Agreement between AppliedTheory
            Corporation and certain directors.*
10.12   --  Note with David A. Buckel, dated July 30, 1998.
10.13   --  Note with James D. Luckett, dated July 30, 1998.
10.14   --  Assignment, Software Development and License Agreement
            between NYSERNet.org, Inc. and AppliedTheory Communications,
            Inc., dated October 1, 1996.
10.15   --  Joint Marketing and Services Agreement between AppliedTheory
            Communications, Inc. and IXC Internet Services, Inc., dated
            January 26, 1999.
10.16   --  Resale Agreement between AppliedTheory Communications, Inc.
            (as successor to NYSERNet.com, Inc.), and NYSERNet.org,
            Inc., dated October 1, 1996.
10.17   --  Resource Sharing Agreement between AppliedTheory
            Communications, Inc. (as successor to NYSERNet.com, Inc.)
            and NYSERNet.org, Inc., dated October 1, 1996.
10.18   --  Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet, Inc.) and the New York State
            Department of Labor, dated September 27, 1994.
10.19   --  Promissory Note between AppliedTheory Communications, Inc.
            and NYSERNet.net, Inc., dated           , 1999.*
10.20   --  Revolving Note Agreement between Fleet National Bank and
            AppliedTheory Communications, Inc., dated January 20, 1998.

 23.1   --  Consent of Grant Thornton LLP.
 23.2   --  Consent of Dewey Ballantine LLP (contained in Exhibit 5.1).*
 24.1   --  Power of Attorney (included on page II-6).
 27.1   --  Financial Data Schedules.